International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2014

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	1

LIST OF BOXES, TABLES AND FIGURES

2	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

International Bank for Reconstruction and Development

Management’s Discussion and Analysis

June 30, 2014

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	3

Box 1: Key Financial Indicators, Fiscal Years 2010-2014

As of and for the fiscal years ended June 30

In millions of U.S. dollars, except ratios which are in percentages

Lending Activities (See Section III)	2014	2013	2012	2011	2010
Commitments[a]	$18,604	$15,249	$20,582	$26,737	$44,197
Gross disbursements[b]	18,761	16,030	19,777	21,879	28,855
Net disbursements[b]	8,948	6,552	7,798	7,994	17,230

Reported Basis
Income Statement (See Section II)
Board of Governors-approved transfers	$(676)	$(663)	$(650)	$(513)	$(839)
Net (loss) / income	(978)	218	(676)	930	(1,077)
Balance Sheet (See Section I)
Total assets	$358,883	$325,601	$338,178	$314,211	$282,137
Net investment portfolio	42,708	33,391	35,119	30,324	36,114
Net loans outstanding	151,978	141,692	134,209	130,470	118,104
Borrowing portfolio[c]	154,792	137,008	133,075	122,501	119,775
Allocable Income (See Section II)
Allocable income	$769	$968	$998	$996	$764
Allocated as follows:
General Reserve	—	147	390	401	281
Transfers to International Development Association	635	621	608	520	383
Transfer to Surplus	134	200		75	100
Usable Equity[d,e] (See Section VIII)	$40,467	$39,711	$37,636	$38,689	$36,106
Capital Adequacy (See Section VIII)
Equity-to-loans ratio[e]	25.7%	26.8%	27.0%	28.6%	29.4%

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation and loan origination fees.
c.	Net of derivatives.
d.	Excluding amounts associated with unrealized gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
e.	As defined in Table 15: Equity used in Equity-to-Loans Ratio.

This document provides Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations for the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2014 (FY14). Box 1 summarizes key financial data. At the end of this document is a Glossary of Terms and list of Abbreviations and Acronyms. IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation (For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year ended June 30, 2014).

4	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION I: EXECUTIVE SUMMARY

IBRD is the largest multilateral development bank in the world with 188 member countries. As part of the World Bank Group (WBG)1, its two main goals are to end extreme poverty and promote shared prosperity. To meet these goals, it provides loans and products and services related to other development activities for economic reform projects and programs. IBRD also provides or facilitates financing through trust fund partnerships with bilateral and multilateral donors. Its ability to intermediate the funds it raises in international capital markets to developing member countries is important in helping it achieve its development goals. IBRD’s financial goal is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities.

IBRD’s financial strength derives from its capital base, through the support of its shareholders, as well as from its sound financial and risk management policies and practices, which have enabled it to build its equity. Shareholder support takes the form of capital subscriptions from members and their strong record in servicing their debt to IBRD. This shareholder support, combined with IBRD’s sound financial policies and practices, are the basis of IBRD’s financial strength and its triple-A credit rating.

IBRD’s primary business activity is providing loans to its borrowing member countries. These loans are financed through IBRD’s equity as well as borrowings raised through the capital markets. Investors view IBRD bonds as a safe investment, consistent with its financial strength and triple-A credit rating. Annual funding volumes vary from year to year, and for FY14 it reached $51 billion. Funds which have not been deployed for lending purposes are maintained in IBRD’s investment portfolio to provide liquidity for its operations.

IBRD’s primary source of income relates to the earnings on its equity, followed by the net interest margin on its loans which are funded by borrowings, and the modest margin earned on its investment portfolio. IBRD also earns income from other development activities, which include guarantees, risk management products, technical assistance (including through reimbursable advisory services) as well as trust fund partnerships. From its total revenues, IBRD pays for its operating expenses, retains amounts in reserves to strengthen its financial position, and provides support via income transfers to the IDA and to trust funds for other development purposes as decided by the shareholders.

The following is a graphical illustration of IBRD’s business model:

Figure 1: IBRD’s Business Model

[1]	The other institutions of the World Bank Group are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	5

IBRD and the New World Bank Group Strategy

At the 2013 Spring Meetings, the WBG’s Board of Governors endorsed the twin poverty reduction goals. In addition, at the 2013 Annual Meetings that followed, the Governors endorsed the new WBG strategy envisaging a stronger, more selective and effective WBG in order to achieve the twin goals:

In support of this stronger role, and as part of the internal change process, the WBG has adopted a new financial sustainability framework to strengthen its financial position and expand its lending capacity.

In FY14, IBRD’s Executive Directors approved the following measures aimed at enhancing IBRD’s margins and capacity, in line with the new WBG strategy and as part of reshaping the WBG’s financial sustainability:

•	A set of measures related to IBRD’s loan capacity and terms:

•

Increasing the Single Borrower Limit (SBL) to $20 billion for India and $19 billion for the other four SBL borrowing countries. A surcharge of 50 basis points a year was introduced on loan exposure exceeding the previous SBL ($17.5 billion for India and $16.5 billion for the other four SBL borrowing countries) in order to help support this increase (Section VIII).

•	Reducing the minimum equity-to-loans ratio to 20% from 23%, reflecting the improvement in the portfolio’s credit quality since 2008 when the previous lower bound was adopted (Section VIII).

•	Restoring the commitment fees of 25 basis points a year on undisbursed balances on its loans (Section III).

•

Extending the maximum maturity for most IBRD loans and guarantees from the current limits of 30-year terms/18 year average to 35-year terms/20 year average. The maturity premium charges will increase, with the application of a revised maturity premium schedule. The starting point for these charges will begin at 8-years average maturity rather than the previous average maturity of 12 years (Section III).

•

Implementing an innovative approach to managing exposure concentration to allow both MIGA and IBRD to improve the diversification of their portfolios by swapping exposure, thereby freeing up capacity to support additional business (Section VIII).

•

Providing flexibility in implementing the Equity Management Framework (EMF) relative to the previous strategy, but with the same goal of stabilizing income from equity within an appropriate risk and governance framework (Section VIII).

•	Undergoing an expenditure review to identify cost savings that will also help expand margins, capital adequacy, and lending capacity.

Together, these new measures are intended to gradually increase IBRD’s equity, lending capacity, and its ability to sustainably fund priorities that meet shareholder objectives while preserving its financial strength. In implementing these measures, Management will maintain consistent underwriting standards on the quality of its lending portfolio.

6	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.” All instruments in the investment, borrowing, and asset-liability-management portfolios are carried at fair value, with changes reported in the income statement except for Available for Sale (AFS) securities. AFS securities are carried at fair value with changes reported in equity. The loan portfolio is reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the audited financial statements to derive allocable income and analyze fair value results.

Fair Value Results

IBRD makes extensive use of financial instruments, including derivatives, in its operations. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value results to assess the performance of the investment-trading portfolio; to monitor the results of the EMF, where IBRD mainly uses derivatives to stabilize its allocable income; and manage certain market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

Management uses allocable income as a basis for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held in the investment portfolio; it also excludes other adjustments for items such as Board of Governors-approved transfers and pension.

Summary of Financial Results (Sections II and IX)

IBRD had a net loss of $978 million in FY14 compared with a net income of $218 million in FY13. The net loss in FY14 was primarily due to unrealized losses incurred on the non-trading portfolios, consistent with the changes in interest rates during the year (Table 2).

Allocable income was $769 million in FY14, 21% lower than in FY13. The decrease was primarily due to significant unrealized mark-to-market losses on the investment portfolio primarily from a security issued by an Austrian bank, and lower earnings from equity funded loans primarily due to lower interest rates (Figure 2).

On August 7 2014, the Executive Directors recommended that IBRD’s Board of Governors transfer out of FY14 income $635 million to IDA and $134 million to Surplus.

Figure 2: Net Interest Revenue In billions of U.S. dollars

Balance Sheet Analysis

Table 1: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2014	2013	Variance
Investments and due from banks	$49,183	$41,637	$7,546
Net loans outstanding	151,978	141,692	10,286
Receivable from derivatives	154,070	138,846	15,224
Other assets	3,652	3,426	226

Total Assets	$358,883	$325,601	$33,282

Borrowings	161,026	142,406	$18,620
Payable for derivatives	146,885	131,131	15,754
Other liabilities	11,987	12,541	(554)
Equity	38,985	39,523	(538)

Total Liabilities and Equity	$358,883	$325,601	$33,282

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	7

Lending Highlights (Section III)

IBRD’s principal assets are its loans to member countries. In FY14, loan commitments (including guarantees) totaled $18.6 billion, 22% above FY13 (Figure 3). This year’s commitments mainly consist of $4.7 billion to the Europe and Central Asia region, $4.6 billion to the Latin America and the Caribbean region, and $4.2 billion to the East Asia and Pacific region.

Figure 3: Commitments/ Disbursements Trends In billions of U.S. dollars	Figure 4: Net Loans Outstanding In billions of U.S. dollars

Gross disbursements in FY14 were $18.8 billion, 17% above FY13. This primarily consisted of $6.5 billion to the Europe and Central Asia region, $5.7 billion to the Latin America and Caribbean region, and $3.4 billion to the East Asia and the Pacific region.

As of June 30, 2014, IBRD’s net loans outstanding were $152 billion, $10.3 billion higher than that from a year earlier (Figure 4). The increase was due mainly to $8.9 billion in net loan disbursements made in FY14 and currency translation gains of $1.3 billion, consistent with the 4.5% appreciation of the euro against the U.S. dollar during the year.

Investment Highlights (Section V)

Figure 5: Net Investment Portfolio In billions of U.S. dollars

As of June 30, 2014, the net investment portfolio totaled $42.7 billion (Figure 5), with $41.6 billion representing the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The goal of the liquid asset portfolio is to ensure sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level. This level is set at $26 billion for FY15, an increase of $1.5 billion over FY14, reflecting higher projected debt service and loan disbursements for the coming year.

The liquid asset portfolio increased by $9 billion relative to a year earlier, reflecting the impact of increased borrowing activity in anticipation of large loan disbursements in early FY15 and higher projected debt service for the coming year. The portfolio was at 170% of the prudential minimum liquidity level on June 30, 2014, above the 150% maximum guideline. From time to time, IBRD may hold liquid assets over the specified maximum to give it flexibility in timing its borrowing transactions and to meet its working capital needs.

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $27.3 billion (or more than 65% of total volume) maturing within six months, of which $19.3 billion is expected to mature within one month.

Borrowing Highlights (Section VI)

Figure 6: Borrowing Portfolio In billions of U.S. dollars

In FY14, IBRD issued debt securities in 22 different currencies to both institutional and retail investors. It raised medium- and long-term debt of $51 billion, which was $28 billion higher compared to FY13 (Figure 6). The increase in medium- and long-term debt issuance in FY14 is primarily as a result of funding a higher volume of redemptions, preparing for anticipated large loan disbursements in early FY15 and replacing short-term debt with longer-term debt.

As of June 30, 2014, the borrowing portfolio totaled $154.8 billion, $17.8 billion above the level on June 30, 2013 (see Note E: Borrowings in the Notes to the Financial Statements). This was due mainly to net new borrowing issuances of $15.9 billion and currency translation losses of $1 billion, consistent with the appreciation of the euro against the U.S. dollar during the period.

8	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Capital Highlights (Section VII)

As a result of the Board of Governors’ approval of the General and Selective Capital Increase (GCI/SCI) resolutions in FY11, subscribed capital is expected to increase by $87 billion over a five-year period, of which $5.1 billion will be paid-in. As of June 30, 2014, $42.6 billion was subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $2.5 billion, of which $571 million was received during the fiscal year.

Financial Risk Management (Section VIII)

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD uses a strategic capital adequacy framework as a medium-term capital planning tool to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. IBRD’s Executive Directors (the Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. This ratio decreased slightly to 25.7% on June 30, 2014 from 26.8% a year earlier, but was still above the 20% minimum ratio (Figure 7).

Figure 7: Equity-to-Loans Ratio (%)

Credit Risk

IBRD’s credit risk exposure mainly consists of country and counterparty credit risk.

•

Country Credit Risk: Potential losses can arise from protracted arrears on payments by borrowers on loans and other exposures. IBRD is especially exposed to portfolio concentration risk when a small group of borrowers account for a large share of loans outstanding. One way IBRD manages country credit risk is through individual country exposure limits, by restricting its exposure to any single borrowing country to the lower of the SBL or the Equitable Access Limit. The SBL for FY14 is $20 billion for India and $19 billion for the other four SBL borrowing countries. The Equitable Access Limit as of June 30, 2014, was $26 billion. As of June 30, 2014, all borrower exposures were below the SBL.

Management also uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The shock estimated by this risk model is used in IBRD’s capital adequacy stress testing to determine the impact of potential non-accrual events on equity and income earning capacity.

•

Counterparty Credit Risk: Counterparties may fail to meet their payment obligations, posing additional credit risks. IBRD’s commercial counterparty credit risk is concentrated in its investment portfolio; in debt instruments issued by sovereign governments, agencies, banks and corporate entities. While IBRD’s commercial counterparty credit exposure increased in FY14 in line with the higher liquidity levels, the majority (77%) of its investments were in AAA and AA rated instruments as of June 30, 2014.

Market Risk

IBRD is exposed to three main types of market risks: interest rate, foreign exchange rate, and liquidity risks. Of the various types of market risks faced by IBRD, the most significant is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal because of its risk management policies. Various strategies are used to minimize these risks, as follows:

•

Interest Rate Risk: IBRD seeks to match the interest-rate sensitivity of its assets (loan and liquid asset portfolios) with its liabilities (borrowing portfolio) by using derivatives such as interest rate swaps. These swaps effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. Additionally, IBRD’s equity earnings are sensitive to changes in market interest rates. The sensitivity is managed through the EMF. While these strategies address most of IBRD’s interest rate risk, residual exposure to other interest rate risks still remains, including refinancing risk.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	9

•

Exchange Rate Risk: To minimize exchange rate risk in a multicurrency environment, IBRD periodically undertakes currency conversions by using derivatives to match its borrowing obligations in any one currency with assets in the same currency. IBRD also seeks to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio, by undertaking periodic currency conversions to align the currency composition of its equity with that of its outstanding loans. Thus, while the appreciation of the euro against the U.S. dollar during FY14 affected individual portfolios by currency, it had little impact on the overall equity-to-loans ratio.

•

Liquidity Risk: Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial positions. As of June 30, 2014, the liquid asset portfolio was 170% of the prudential minimum liquidity level in effect for FY14, above the 150% maximum guideline, as previously discussed.

Operational Risk

IBRD recognizes the importance of operational risk management activities, which are embedded throughout its financial operations. While the day-to-day operational risk management lies with the business functions, a new Operational Risk Department under the WBG Chief Risk Officer was created in May 2014 to assist business units in identifying, assessing, and managing operational risks. The department aims to improve operational risk awareness, management and reporting across the IBRD. It is also responsible for developing and maintaining the operational risk management framework for finance, risk and technology functions.

IBRD’s approach to managing operational risk includes reporting relevant key risk indicators, monitoring internal and external events, and identifying emerging risks that may impact business units. IBRD will make use of its operational risk framework to further advance business decision-making and to improve the efficiency of its financial operations.

10	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION II: ALLOCABLE INCOME AND INCOME ALLOCATION

IBRD’s financial model comprises leveraging shareholder funds with borrowings from the capital markets in order to provide long-term loans to borrowing member countries. The interest rate charged on these loans is based on a Board-determined contractual spread and IBRD’s actual or projected borrowing cost (Table 5).

Net Interest Revenue

IBRD earns its net interest revenue (revenues less cost of borrowings) from the following main sources (Figure 9):

Lending spread: Earnings from lending spreads account for 44% of IBRD’s net interest revenue in FY14 (37% - FY13). This income is the difference between the lending rate charged to borrowers and the rate at which IBRD borrows (Figure 8). IBRD’s weighted average lending spread (WAS) has remained at around 60 basis points.

•

Loan Interest: The Weighted Average Rate (WAR) of IBRD’s loan portfolio, excluding the effects of derivatives, was 1.4% as of June 30, 2014, and 1.5% as of June 30, 2013. After the effect of loan-related derivatives, which convert fixed interest rate loan repayments to floating interest rate loan repayments (Figure 24), the WAR was 0.9% for both years.

•

Borrowing Costs: The Weighted Average Cost (WAC) of IBRD’s borrowing portfolio, excluding the effects of derivatives, was 2.6% as of June 30, 2014, and 2.8% as of June 30, 2013. After the effect of borrowing-related derivatives, which convert fixed rate interest rate debt to variable interest rate debt (Figure 23), the WAC of the borrowing portfolio was 0.2% on June 30, 2014, and 0.3% a year earlier.

Figure 8: Derived Spread

Equity contribution: Equity contribution is comprised of the borrowing costs saved from funding loans with equity instead of borrowings, as well as income from the EMF. This accounted for 55% of IBRD’s net interest revenue in FY14 (55% - FY13).

Spread on liquid assets: Income from the spread on liquid assets accounts for 1% of IBRD’s net interest revenue in FY14 (8% - FY13). IBRD holds liquid assets as insurance against disruptions in access to the capital markets. In line with this purpose, its investment objective prioritizes principal protection by restricting its liquid assets to high-quality investments.

Figure 9: Net Interest Revenue

In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	11

Net Income

IBRD had a net loss of $978 million in FY14 compared to net income of $218 million in FY13 (Table 2). The major differences between the years are explained below:

Table 2: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2014	2013	2012	FY14 vs FY13	FY13 vs FY12
Interest Revenue, net of Funding Costs
Interest margin	$861	$799	$744	$62	$55
Equity contribution	1,063	1,186	1,291	(123)	(105)
Investments	15	156	80	(141)	76

Net Interest Revenue	$1,939	$2,141	$2,115	$(202)	$26

Provision for losses on loans and other exposures – release/ (charge)	60	22	(189)	38	211
Long-Term Income Portfolio	—	—	31	—	(31)
Other income, net	59	44	38	15	6
Net non-interest expenses (Table 3)	(1,330)	(1,331)	(1,212)	1	(119)
Unrealized (losses)/gains on non-trading portfolios, net	(1,030)	5	(809)	(1,035)	814
Board of Governors-approved transfers	(676)	(663)	(650)	(13)	(13)

Net (Loss) Income	$(978)	$218	$(676)	$(1,196)	$894

FY14 versus FY13

The decrease of $1,196 million in net income in FY14 is explained by the following:

•

Unrealized gains/(losses) on non-trading portfolios: IBRD incurred net unrealized losses of $1 billion in FY14, compared with a marginal net unrealized gain of $5 million in FY13. The unrealized losses incurred in FY14 were primarily due to unrealized losses on the EMF portfolio relating mainly to the reclassification to net realized gains associated with the termination of certain U.S. dollar derivative positions and the liquidation of the AFS portfolio (see Note L: Other Fair Value Disclosures in the Notes to the Financial Statements). The marginal unrealized gain incurred in FY13 was primarily due to the offsetting effects of the changes in interest rates on the various portfolios (Table 22). See Section IX for explanation of variances for the unrealized gains/losses on the non-trading portfolios on a full fair value basis.

•

Investments: Decreased by $141 million primarily due to unrealized mark-to-market losses on a debt investment in a security issued by an Austrian bank, Hypo Alpe-Adria, fully guaranteed by the state of Carinthia, as a result of legislation being passed to cancel the underlying debt securities. IBRD is seeking a solution that recognizes the international legal obligations of Austria resulting from its membership in IBRD.

•	Equity Contribution: Decreased by $123 million primarily due to lower earnings from equity funded loans as a result of lower interest rates.

FY13 versus FY12

The increase of $894 million in net income in FY13 is explained by the following:

•	Unrealized gains/(losses) on non-trading portfolios: Increased by $814 million primarily due to changes in interest rates on the various portfolios. (See Section IX for details.)

•

Provision for losses on loans and other exposures: Increased by $211 million resulting from a release of provision of $22 million in FY13 mainly due to net improvements in the credit quality of the loan portfolio, compared with a $189 million charge in FY12 due to a net decline in the loan portfolio’s credit quality.

Offset partly by:

•	Net non-interest expense: The $119 million increase in net non-interest expense was mainly due to higher pension expense (Table 3).

12	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2014	2013	2012	FY14 vs. FY13	FY13 vs. FY12
Administrative expenses
Staff costs	$779	$742	$734	$37	$8
Operational travel	163	171	162	(8)	9
Consultant fees	292	256	262	36	(6)
Pension and other post-retirement benefits	253	282	163	(29)	119
Communications and IT	48	43	44	5	(1)
Contractual services	140	132	123	8	9
Equipment and buildings	118	111	111	7	—
Other expenses	28	24	32	4	(8)

Total administrative expenses	$1,821	$1,761	$1,631	$60	$130

Grant Making Facilities (See Section IV)	162	147	133	15	14
Revenue from externally funded activities (See Section IV)
Reimbursable advisory services	(39)	(30)	(19)	(9)	(11)
Reimbursable revenue – IBRD executed trust funds	(409)	(357)	(341)	(52)	(16)
Revenue – Trust fund administration	(56)	(59)	(64)	3	5
Restricted revenue (primarily externally financed outputs)	(23)	(23)	(27)	—	4
Other revenue	(126)	(108)	(101)	(18)	(7)

Total Net Non-Interest Expenses (Table 2)	$1,330	$1,331	$1,212	$(1)	$119

Income Allocation

Management recommends distributions out of net income to augment reserves and support developmental activities at the end of each fiscal year. Net income allocation decisions are based on allocable income, which is derived by adjusting the reported net income to exclude certain items, in order to arrive at amounts realized during the year and available for use (Table 4).

With the Board’s approval, the following adjustments were made to reported net income to arrive at allocable income:

•	Board of Governors-approved transfers are excluded as they represent distributions from Surplus or the prior year’s income.

•	Unrealized gains/losses on non-trading portfolios, net are excluded as the income allocation is based on realized amounts.

•

Pension adjustment reflects the difference between IBRD’s administrative budget allocation and the accounting expense, as well as investment income earned on the assets related to the Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF), established by the Board to stabilize contributions to the pension and benefits plans.

Management believes the allocation decision should be based on IBRD’s administrative budget allocation as it defines the appropriate pension expense for the purpose of income allocation. As a result, PEBP and PCRF investment income are excluded from the allocation decision, since this income is only available to meet the needs of the pension plans.

•	Temporarily restricted income is excluded as IBRD has no discretion in the use of such funds.

•

Financial remedies represent restitution and financial penalties from sanctions that IBRD imposes on debarred firms. Funds received by IBRD under this sanction regime are reflected in income. Management believes such funds should be excluded from the allocation decision since they are only available for specific purposes which benefit affected countries.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	13

Table 4: Income Allocation

In millions of U.S. dollars

For the fiscal years ended June 30,	2014	2013
Net (Loss) Income	$(978)	$218
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved transfers	676	663
Unrealized losses/(gains) on non-trading portfolios, net	1,030	(5)
Pension	43	99
Temporary restricted income	(2)	(6)
Financial remedies	—	(1)

Allocable Income	$769	$968
Recommended Allocations
General Reserve	—	147
Surplus	134	200
Transfer to IDA	635	621

Total Allocations	$769	$968

Allocable income in FY14 was $769 million. Of this amount, on August 7 2014, the Executive Directors recommended that the Board of Governors transfer $635 million to IDA and $134 million to Surplus.

Allocable income in FY13 was $968 million. Of this amount, the Executive Directors approved an allocation of $147 million to the General Reserve, and the Board of Governors approved the transfer of $621 million to IDA and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

14	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION III: LENDING ACTIVITIES

All of IBRD’s loans are made to, or guaranteed by, member countries. IBRD may also grant loans to IFC, without any guarantee. IBRD does not currently sell its loans, nor does Management believe there is a market for loans comparable to those made by IBRD.

IBRD borrowers include middle-income and creditworthy lower-income countries. Effective July 1, 2014, countries with 2013 per capita Gross National Income of $1,215 or more are eligible to borrow from IBRD. Low-income countries are also eligible to receive concessional loans and grants from IDA. Since 1946, IBRD has extended, net of cumulative cancellations, approximately $536 billion in loans.

During FY14, IBRD implemented several measures to enhance its ability to support client countries. These included revised loan terms, lowering the minimum equity-to-loans ratio to 20% to reflect improvements in portfolio credit quality, and raising the SBL for certain borrowers (Section VIII).

Lending commitments (including guarantees) increased in FY14 relative to the year earlier by 22% (Figure 10), the largest annual gain in 14 years (excluding the global financial crisis years of FY09-10). Annual commitments averaged $13.5 billion in the three years preceding the global financial crisis, peaked in FY10 at $44.2 billion, and have declined since bottoming out at $15.2 billion in FY13. Commitments rose in FY14 to $18.6 billion led by lending to Brazil, India, and China.

Gross disbursements reached $18.8 billion for FY14, compared with $16.0 billion in FY13, led mainly by higher disbursements under development policy loans. Gross disbursements for development policy loans in FY14 were 64% higher than in FY13, due to higher lending to the Europe and Central Asia and Latin America and the Caribbean regions.

Figure 10: Commitments and Gross Disbursements

In billions of U.S. dollars

During FY10-14, the Latin America and the Caribbean and Europe and Central Asia regions, combined, accounted for the largest share of commitments (Figure 11).

Figure 11: Commitments by Region

In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	15

Under IBRD’s Articles of Agreement (the Articles), as applied, total outstanding IBRD loans outstanding, including participation in loans and callable guarantees, may not exceed the statutory lending limit of $260 billion. As of June 30, 2014, outstanding loans and callable guarantees totaled $154 billion, or 59% of the statutory lending limit.

All loans are approved by the Board. The process of identifying and appraising a project, and approving and disbursing a loan, can often take several years. However IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD staff reviews progress, monitors compliance with IBRD policies, and helps resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Board, evaluates the extent to which operations have met their major objectives.

Lending Instruments

Most of IBRD’s lending generally falls under two categories: investment project financing and development policy operations. A third lending instrument, Program-for-Results, was introduced in January 20122. To date, however, this instrument has only been selected for a small number of loan commitments (Figure 12).

Investment Project Financing

Investment project financing3 is generally used to finance goods, works, and services in support of economic and social development projects and programs across a broad range of sectors; including agriculture, urban development, rural infrastructure, education and health. Such lending typically disburses over 5-10 years. FY14 commitments under this lending instrument amounted to $10.1 billion (compared with $8.1 billion in FY13).

Development Policy Operations

Development policy operations provide quick-disbursing funds to support government policy and institutional reforms, including social and structural reforms. They typically disburse over 1-3 years. FY14 commitments under this lending instrument totaled $8.0 billion (compared with $7.1 billion in FY13).

Figure 12: Commitments by Instrument

In FY14, IBRD’s commitments for investment project financing accounted for 55% of total IBRD commitments, development policy operations 43%, and Program-for-Results 2%. (FY13: 53%, 46%, and 1%, respectively.)

2	The Program-for-Results instrument supports member government efforts, especially to strengthen institutions. It links disbursement of funds directly to the delivery of defined results.
3	Investment project financing loans include enclave loans that are made in exceptional cases to IDA-qualified member countries (who are not eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign-exchange-related credit enhancements. These loans carry the same terms and conditions as IBRD loans. As of June 30, 2014, IBRD’s enclave loans totaled $5 million, and as of June 30, 2013, $11 million.

16	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Currently Available Lending Products

IBRD does not differentiate between the credit quality of member countries eligible for loans; loans for all eligible members are subject to the same pricing. As of June 30, 2014, 85 member countries were eligible to borrow from IBRD.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL offers two types of loan terms: variable-spread terms and fixed-spread terms. See Table 5 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans for which currency or interest rate conversions have been exercised as of June 30, 2014, was $28.0 billion (versus $27.8 billion on June 30, 2013). IFLs may be denominated in the currency or currencies chosen by the borrower, as long as IBRD can efficiently intermediate in that currency. Through the use of currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding as of June 30, 2014, was $2.6 billion (compared to $1.7 billion on June 30, 2013).

The spread on IBRD’s IFLs has four components: contractual lending spread, maturity premium, market risk premium, and funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Board’s annual pricing review. For fixed-spread IFLs, the projected funding cost margin and the market risk premium are set by Management to ensure that they reflect evolving and underlying market conditions, and are communicated to the Board at least quarterly.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	17

Table 5: Loan Terms Available Through June 30, 2014

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	30 years	30 years	5 to 10 years
Maximum weighted average maturity	18 years	18 years	7.5 years
Reference market rate	Six-month floating rate index	Six-month floating rate index	Six-month floating rate index
Spread
Contractual lending spread	50	50	200[a]
Maturity premium	0-20[b]	0-20[b]	—
Market risk premium	10-15[c]	—	—
Funding cost margin	Projected funding spread to six-month floating rate index[d]	Actual funding spread to floating rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee[e]	25	25	100
Late service charge on principal payments received after 30 days of due date[f]	50	50	—
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month floating rate index	Six-month floating rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50
Renewal fee	—	25
Stand-by fee	50	—
Pricing for IBRD Partial Risk, Partial Credit, and Policy-Based Guarantees
Front-end fee		25
Guarantee fee		50-70[g]

a.	Minimum of 200 basis points.
b.	A maturity premium of nil is charged for loans with an average maturity less than 12 years, 10 basis points is charged for loans with an average maturity greater than 12 years and up to 15 years, and 20 basis points for loans with an average maturity greater than 15 years.
c.	A market risk premium of 10 basis points is charged for loans with an average maturity of up to 15 years, and 15 basis points for loans with an average maturity greater than 15 years.
d.	Projected funding spread to floating rate index (e.g., LIBOR) is based on the average repayment maturity of the loan.
e.	There are no waivers on interest and front-end fees under the current pricing terms.
f.	See Box 5 in Section VIII for treatment of overdue payments.
g.	A guarantee fee of 50 basis points is charged for guarantees with an average maturity less than 12 years, 60 basis points for guarantees with an average maturity of greater than 12 years and up to15 years, and 70 basis points for guarantees with an average maturity greater than 15 years.

The ability to provide long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans in the longest maturity category despite a higher maturity premium, highlighting the value of longer maturities to member countries.

To increase its lending capacity and to provide borrowers with an option for longer maturities, effective July 1, 2014, IBRD extended the final maturity from 30 years to 35 years, and increased the maximum weighted average maturity from 18 years to 20 years for IFLs. At the same time, IBRD revised the maturity premium schedule as summarized in Table 6. All loans for which the invitation to negotiate falls on or after July 1, 2014, or are approved after September 30, 2014, will be subject to the revised maturity premium schedule. The extended maximum maturity will broaden the range of choices for borrowers, particularly with respect to funding infrastructure projects.

18	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Table 6: Maturity Premium

Basis points

Average Maturity	8 years and below	Greater than 8 and up to 10 years	Greater than 10 and up to 12 years	Greater than 12 and up to 15 years	Greater than 15 and up to 18 years	Greater than 18 and up to 20 years
Before June 30, 2014[a]	0	0	0	10	20	Not offered
From July 1, 2014	0	10	20	30	40	50

a.	Invitation to negotiate is on or before June 30, 2014 and loan is approved on or before September 30, 2014

In addition, effective July 1, 2014, IBRD restored a commitment charge of 25 basis points on undisbursed balances for all loans (other than those that include a deferred drawdown option) where the invitation to negotiate falls on or after July 1, 2014, or the loans are approved after September 30, 2014. IBRD historically charged a net commitment fee until FY07, when the commitment fee of 25 basis points was discontinued.

Box 2 below provides details on other lending products offered by IBRD:

Box 2: Other Lending Products Currently Available

Lending Product	Description
Loans with a Deferred Drawdown Option	The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 5). As of June 30, 2014, the amount of DDOs disbursed and outstanding was $4.8 billion (compared to $3.3 billion on June 30, 2013), and the undisbursed amount of effective DDOs totaled $4.0 billion (compared to $5.4 billion a year earlier).

Special Development Policy Loans (SDPLs)

SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. As of June 30, 2014, the outstanding balance of such loans was $546 million (compared to $623 million a year earlier). IBRD made no new SDPL commitments in either FY14 or FY13.

Loan-Related Derivatives

IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11.4 billion on June 30, 2014 (compared with $9.4 billion a year earlier).

Loans with IFC	1.	IBRD has a Local Currency Loan Facility Agreement with IFC; which is capped at $300 million and is aimed at increasing the usability of National Currency Paid-In Capital (NCPIC). (See Section VII for explanation of NCPIC.) Under this agreement, IBRD approved a loan for $50 million to IFC to finance a project in a member country. As of June 30, 2014, the amount outstanding under this facility was $25 million.
	2.	In FY13, IBRD approved a loan to IFC, not to exceed $197 million, in connection with the release of a member’s NCPIC for IBRD’s use. As of June 30, 2014, $196 million was outstanding under this loan.

Discontinued Lending Products

IBRD’s loan portfolio includes a number of lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed rate single currency loans. As of June 30, 2014, loans outstanding of approximately $1  billion carried terms that are no longer offered.

Waivers

Loan terms offered prior to September 28, 2007, included a partial waiver of interest and commitment charges on eligible loans. Such waivers are approved annually by the Board. For FY15, the Board has approved the same waiver rates as in FY14 for all eligible borrowers with eligible loans.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	19

Figure 13 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition.

Figure 13: Loan Portfolio

In millions of U.S. dollars

Figure 13a. Loans Outstanding by Loan Terms

Figure 13b. Undisbursed Balances by Loan Terms

Figure 13c. Loans Outstanding by Currency

a	Includes IFL variable-spread loans.
b	Includes IFL fixed-spread loans.

20	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION IV: OTHER DEVELOPMENT ACTIVITIES

IBRD offers products and services other than lending to its borrowing member countries, and to affiliated and non-affiliated organizations, to help them meet their development goals. These include financial guarantees, grants, Board of Governors-approved transfers, as well as externally-funded assistance and treasury activities.

Guarantees

IBRD guarantees facilitate the mobilization of private financing for commercial lenders contemplating investment in projects in developing countries. IBRD backstops the risks that it is uniquely able to bear, given its experience in developing countries and its relationships with governments. IBRD guarantees cover loan-related debt service defaults caused by governments, and, from July 1, 2014 on, will also cover payment default on non-loan related government payment obligations. IBRD guarantees are partial so that risks covered are shared between IBRD and private lenders (Box 3).

Investors view IBRD’s presence in transactions as a stabilizing factor because of its long-term relationship with countries and the policy support it provides to their governments. Guarantees are especially helpful in catalyzing private financing for emerging countries. By guaranteeing investments in all eligible borrowing member countries, IBRD helps expand job and income opportunities for all countries, and thus contributes to the WBG’s overall goal of reducing poverty.

IBRD guarantees can also be offered on securities issued by entities eligible for IBRD loans and, in exceptional cases, offered in countries that are only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Each guarantee requires the counter-guarantee of the member government.

Box 3: Types of Guarantees that IBRD Provides

Guarantee	Description

Offered as of June 30, 2014

Partial risk guarantees	These cover private lenders against debt service default on loans, normally for a private sector project, when such default is caused by a government’s failure to meet specific obligations under project contracts to which it is party.

Partial credit guarantees	These cover private lenders against debt service default on a specified portion of loans, normally for a public sector project, regardless of the cause of the default. Such guarantees allow public sector projects to raise financing, extend maturities, and lower costs.

Policy-based guarantees	These cover private lenders against debt service default under a sovereign borrowing made in support of policy and institutional reforms.

Enclave guarantees	These are partial risk guarantees offered in exceptional cases to qualifying IDA members (that are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange related credit enhancements. Fees and charges pertaining to enclave guarantees are higher than those charged for non-enclave guarantees.

Effective July 1, 2014, IBRD’s guarantee products will comprise the following:

Project based guarantees	Two types of project-based guarantees will be offered:
1.

Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public sector project.

	2.	Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees	To cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by government and associated with the supported government’s program of policy and institutional actions.

Enclave guarantees	These are project guarantees offered in exceptional cases to qualifying IDA members (that are not also eligible for IBRD financing) for projects that have strong benefits and financial flows, and have the resources necessary to meet their repayment obligations to IBRD, including sufficient foreign exchange to cover foreign exchange related payment obligations to IBRD under the enclave guarantee. Fees and charges pertaining to enclave guarantees may be higher than those charged for non-enclave guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	21

IBRD’s exposure on its guarantees, measured by discounting each guaranteed amount from its first call date was $1.7 billion as of June 30, 2014 roughly the same as a year earlier (Table 7).

Table 7: Guarantee Exposure

In million U.S. dollars

At June 30,	2014	2013
Partial risk[a]	$114	$114
Partial credit	179	168
Policy based	817	755
Other instruments[b]	603	707

Total	$1,713	$1,744

a.	Includes enclave guarantees totaling $2 million (June 30, 2013: $4 million).
b.	Includes amounts which IBRD has committed to pay relating to donor committed to pay any donor shortfalls associated with the Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases and IBRD’s guarantee of certain exposure to MIGA under an exposure exchange agreement.

Grants

Grant-Making Facilities (GMFs) have supported activities critical to development and complementary to IBRD’s work. These activities are increasingly being integrated into IBRD’s overall operations, and most of these facilities as a separate funding mechanism will be phased out over the next three years. In FY14, IBRD deployed $162 million under this program, compared with $147 million in FY13.

Board of Governors-Approved Transfers

In accordance with IBRD’s Articles, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. During FY14 and FY13, in addition to allocations made to IDA (Section II), the Board of Governors approved transfers of $55 million in each year by the way of grants from Surplus to the Trust Fund for Gaza and the West Bank.

Externally Funded Activities

Externally funded activities include the following types of services: reimbursable advisory services, trust fund activity, externally financed outputs, the AMC, and research and training.

Reimbursable Advisory Services

IBRD provides technical assistance and other advisory services to its member countries, both in connection with, and independent of, lending operations in response to borrowers’ increasing demand for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries; analyzing their fiscal, economic, and developmental environments; assisting member countries in devising coordinated development programs; and in improving their asset and liability management techniques.

While most of IBRD’s advisory services are financed by its own budget or donor contributions (e.g., trust funds), clients may also pay for such services through Reimbursable Advisory Services (RAS). RAS allow IBRD to provide advisory services that the client demands but which cannot be funded by IBRD in full within its existing budget envelope. In recent years, RAS has developed into an increasingly important way for IBRD to meet additional client demands. In FY14, IBRD had $39 million of revenue related to RAS, compared with $30 million in FY13 (Figure 14).

Figure 14: Trends in RAS Revenues, FY08 - FY14

In millions of U.S. dollars

22	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Trust Fund Activity

IBRD’s trust fund portfolio provides flexible and customized development solutions that serve member recipients and donors alike. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

IBRD Executed Trust Funds: IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements or supervises the activities financed.

•	Bank-Executed Trust Funds (BETF’s) support IBRD’s work program.

•	Recipient-Executed Trust Funds (RETF’s) are provided to a third party, normally in the form of project financing, and are supervised by IBRD.

Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, provides an agreed set of financial and administrative services, including managing donor contributions.

During FY14, IBRD recorded $56 million (compared to $59 million in FY13) as revenue for the administration of its trust fund portfolio. IBRD, as an executing agency, disbursed $409 million (compared to $357 million in FY13) of trust fund program funds (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to its projects and programs. Contributions for EFOs are recorded as restricted income when received. The restriction is released once the funds are used for the purposes specified by donors. During FY14, IBRD had $23 million of income, roughly the same as in FY13.

Advance Market Commitment (AMC)

AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying, any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements: Note I-Management of External Funds and Other Services).

Research and Training

IBRD, through the World Bank Institute and its partners, offers courses and other training related to economic policy development and administration for staff of its developing member country governments and organizations that work closely with IBRD.

Treasury Client Services

IBRD plays an active role in designing financial products and structuring transactions to help clients mobilize resources for development projects and mitigate the financial effects of market volatility and natural disasters. IBRD also provides advisory services in public debt, asset, and commodity risk management to help governments, official sector institutions, and development organizations, build institutional capacity to protect and expand financial resources.

Managing Financial Risks for Clients

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility; natural disasters; and extreme weather events. Financial solutions can include currency, interest rate, and commodity-price hedging transactions and such approaches to disaster risk financing as catastrophe swaps, insurance-linked options, multi-peril catastrophe bonds, and regional pooling facilities. In FY14, IBRD launched the Capital-at-Risk Notes Program, to offer clients an efficient way of accessing capital markets for development solutions, such as hedging natural disaster risk.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	23

During FY14, IBRD intermediated the following risk management transactions for clients:

•

Borrowers: In FY14, IBRD executed $1.3 billion in hedging transactions on behalf of member countries. These included $778 million in interest rate hedges, $51 million in hedges against non-IBRD obligations, and $480 million for disaster risk management. Disaster risk management transactions included a $30 million catastrophe bond issued under the new Capital-at-Risk Notes Program that efficiently hedged earthquake and tropical cyclone risk for Caribbean countries, and a $450 million weather and oil price insurance transaction for Uruguay’s state-owned electric utility.

•

Affiliated Organization: To assist IDA with its asset/liability management strategy as part of the Seventeenth Replenishment of IDA’s Resources (IDA17), IBRD has executed every three years a number of currency forward transactions with IDA. During FY14, IBRD executed $9 billion in currency hedging activities.

IBRD’s risk mitigation of these derivative transactions are discussed further in Section VIII.

Asset Management

The Reserves Advisory and Management Program (RAMP) provides capacity building to support the sound management of official sector assets. Clients include central banks, sovereign wealth funds, national pension funds and supranational organizations. The primary objective of RAMP is to help clients upgrade their asset management capabilities including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing assets on behalf of these institutions, and in return receives a fee based on the average value of the portfolios. The fees are used to provide training and capacity building services. At June 30, 2014, the assets managed for RAMP under these agreements had a value of $18.4 billion ($17.9 billion on June 30, 2013). In addition to RAMP, Treasury also invests and manages investments on behalf of IDA, MIGA and trust funds. These funds are not included in the assets of IBRD.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses, in accordance with administration agreements with donors. These funds are held in trust and, except for undisbursed third-party contributions made to IBRD-executed trust funds, are not included on IBRD’s balance sheet.

The cash and investment assets held in trust by IBRD as administrator and trustee in FY14 totaled $22.5 billion, of which $145 million (compared to $161 million in FY13) relates to IBRD contributions to these trust funds (Table 8).

Table 8: Cash and Investment Assets Held in Trust

In millions of U.S dollars

At June 30,	2014	2013
IBRD-executed	$249	$199
Jointly executed with affiliated organizations	679	584
Recipient-executed	3,451	3,152
Financial intermediary funds	14,616	14,810
Execution not yet assigned[a]	3,525	3,331

Total fiduciary assets	$22,520	$22,076

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

24	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION V: INVESTMENT ACTIVITIES

IBRD holds investments that aim to strike the right balance between safety and yield and that enhance its capacity to carry out development activities. As of June 30, 2014, IBRD’s investment portfolio consisted mainly of the liquid asset portfolio.

Liquid Asset Portfolio

This portfolio is composed largely of assets denominated in, or hedged into, U.S. dollars, with net exposure to short-term interest rates. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (Section VIII), combined with appropriate investment guidelines. In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall investment earnings net of funding cost (Section II).

This portfolio is managed with the goal of prioritizing principal protection and thus ensuring sufficient cash flow to meet all of IBRD’s financial commitments. IBRD seeks a reasonable return on this portfolio using prudent asset- and risk-management techniques (Section VIII).

IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments. These include government and agency obligations, time deposits, and other unconditional obligations of banks and financial institutions. IBRD also holds currency and interest rate derivatives (including currency forward contracts); asset-backed securities (including mortgage-backed securities), and futures, options, and swaption contracts. IBRD invests only in exchange-traded options and futures (Figure 15).

Figure 15: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars

The portfolio is held in three sub-portfolios: stable, operational, and discretionary, each with different risk profiles and performance guidelines (Figure 16). The discretionary portfolio was liquidated in FY14 and the proceeds transferred to the operational portfolio, until such time as the additional flexibility it provides is needed.

•	Stable portfolio is mainly an investment portfolio holding the prudential minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

•	Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	25

Figure 16: Liquid Asset Portfolio Composition

In millions of U.S. dollars

As of June 30, 2014, the liquid asset portfolio totaled $41.6 billion, $9 billion above a year earlier, reflecting the impact of increased borrowing activities in anticipation of large loan disbursements in early FY15 and higher projected debt service costs for the coming year.

The financial returns of IBRD’s liquid asset portfolio in FY14 decreased from those in FY13 primarily due to unrealized mark-to-market losses on a debt investment in a security issued by an Austrian bank, Hypo, Alpe-Adria, fully guaranteed by the state of Carinthia (Table 9).

Table 9: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances				Financial Returns (%)
	2014		2013		2014		2013
Liquid asset portfolio
Stable	$24,561	71%	$22,224	68%	0.12	[a]	0.83
Operational	9,368	27	6,381	20	0.15		0.19
Discretionary	735	2	3,888	12	0.55		0.79

	$34,664	100%	$32,493	100%	0.14%		0.70%

a.	Excluding the effect of the unrealized mark-to-market losses the Hypo Alpe-Adria security, the returns would have been 0.59%.

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $27.3 billion (or more than 65% of total volume) maturing within six months, of which $19.3 billion is expected to mature within one month.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF, PEBP and the AFS portfolio.

As of June 30, 2014, investments from donors relating to AMC had a net carrying value of $280 million, compared with $257 million a year earlier (Notes to Financial Statements, Note I: Management of External Funds and Other Services).

The PCRF had a net carrying value of $44 million on June 30, 2014, compared with $39 million a year earlier (Section II), while the PEBP had a net carrying value of $816 million as of June 30, 2014, compared with $683 million on June 30, 2013. PEBP assets do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. These assets are primarily invested in fixed-income and equity instruments.

In accordance with the changes made to the EMF strategy, the AFS portfolio was liquidated in FY14.

26	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION VI: BORROWING ACTIVITIES

IBRD issues securities in the international capital markets to raise funds for its development activities. It borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. IBRD has been acknowledged as a premier borrower and leader in global capital markets based on its history of developing new debt products, opening new markets for debt issuance, risk management products, and building up a broad and diverse global investor base of asset managers, banks, central banks, corporates, insurance companies, pension funds, and other investors. IBRD has been recognized as a pioneer and leader in the green bond market, after having developed its first green bond for institutional investors in 2008.

IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. Under its Articles, IBRD may borrow only with the approval of the member in whose market the funds are raised and the approval of the member in whose currency the borrowing is denominated, and only if the member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

IBRD’s bonds are viewed as a safe investment, consistent with its financial strength and triple-A credit rating. IBRD uses the funds to finance development activities in middle-income countries and creditworthy low-income countries eligible to borrow from IBRD at market-based rates. IBRD has offered bonds and notes in more than 50 different currencies and has opened up new markets for international investors through its issuances in emerging-market currencies. In FY14, IBRD raised $51 billion in debt in 22 different currencies.

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt, and prefunding for future lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

IBRD issues short-term debt (with a maturity of one year or less), and medium- and long-term debt (with a maturity greater than one year). IBRD strategically calls its debt to reduce the cost of borrowings and may also repurchase its debt to meet such other operational or strategic needs as providing liquidity to its investors (Table 11).

Short-Term Borrowings

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars (Table 10). These borrowings have a weighted average maturity of approximately 100 days. The outstanding balance of discount notes as of June 30, 2014 was lower than a year earlier, as IBRD replaced short-term debt with medium-and long-term debt during the second half of the fiscal year.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of about six months. The FY14 average and year-end balances are lower than those a year earlier mainly due to the liquidation of the AFS portfolio during the first quarter of FY14.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balances as of June 30, 2014 were lower than a year earlier largely because of changes in investor demand.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	27

Table 10: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

At June 30,	2014	2013	2012
Discount notes[a]
Balance at year-end	$8,729	$10,365	$4,908
Average daily balance during the fiscal year	$15,188	$6,929	$9,814
Maximum month-end balance	$19,969	$10,385	$14,495
Weighted-average rate at the end of fiscal year	0.11%	0.12%	0.10%
Weighted-average rate during the fiscal year	0.12%	0.13%	0.12%

Securities lent or sold under repurchase agreements[b]
Balance at year-end	$150	$2,655	$—
Average monthly balance during the fiscal year	$409	$440	$240
Maximum month-end balance	$2,515	$2,655	$790
Weighted-average rate at the end of fiscal year	0.08%	0.08%	—%
Weighted-average rate during the fiscal year	0.09%	0.08%	0.01%

Other short-term borrowings[a]
Balance at year-end	$608	$1,905	$1,601
Average daily balance during the fiscal year	$1,298	$820	$1,428
Maximum month-end balance	$1,703	$1,905	$1,601
Weighted-average rate at the end of the fiscal year	0.10%	0.28%	0.44%
Weighted-average rate during the fiscal year	0.10%	0.32%	0.31%

a.	After swaps.
b.	Excludes PEBP securities.

Medium- and Long-Term Borrowings

In FY14, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $51 billion with an average maturity to first call of 3.3 years (Table 11). The increase in debt issuances in FY14 is primarily a result of increased debt maturing during the year, expected large loan disbursements in early FY15 and the partial replacement of short-term debt.

Table 11: Funding Operations Indicators

	FY 14	FY 13
Issuances
Medium- and long-term funding raised (In millions of U.S. dollars)	$50,483	$22,146
Average maturity to first call date (years)	3.30	3.64
Number of transactions	226	285

Maturities
Medium- and long-term funding matured (In millions of U.S. dollars)	$22,892	$13,970
Average maturity of debt matured (years)	3.95	4.54
Number of transactions	221	262

Called/Repurchased
Medium- and long-term funding matured (In millions of U.S. dollars)	$10,910	$10,914
Number of transactions	344	595

Table 12 illustrates the maturity profile of medium- and long-term debt as of June 30, 2014.

Table 12: Maturity Profile

In millions of U.S. dollars

		As of June 30, 2014
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Non-Structured borrowings	$24,830	$31,506	$25,545	$9,289	$16,360	$23,565	$131,094
Structured borrowings	4,474	1,242	3,173	1,449	4,003	6,252	20,593

Total	$29,303	$32,748	$28,718	$10,738	$20,363	$29,817	$151,687

Most of IBRD’s medium- and long-term borrowings issued during the year are in U.S. dollars (Figure 17).

28	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Figure 17: Medium- and Long-Term Borrowings Raised by Currency, Excluding Derivatives

IBRD uses derivatives in connection with its borrowings to diversify funding sources and offer a wide range of debt products to investors (Figure 18). New medium- and long-term funding is swapped into variable-rate U.S. dollars instruments, with conversion to other currencies carried out subsequently, in accordance with loan funding requirements. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings (Section VIII).

Figure 18: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2014

*	Denotes percentage less than 0.5%

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	29

SECTION VII: CAPITAL ACTIVITIES

As of June 30, 2014, IBRD had 188 member countries, with the top five accounting for 41% of the total voting power (Figure 19). In addition, of the total voting power, developing and transitional countries (DTCs) held 44%. The percentage of shares held by members with credit ratings of AA and above was 59% (Figure 20).

The United States is IBRD’s largest shareholder, with 15.02% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $34.6 billion, or 15.83% of total uncalled capital. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7.7 billion of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $26.9 billion, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

Figure 19: Voting Power Held by Top Five Members	Figure 20: Credit Ratings Composition of Member Countries.

Capital Increases

In 2010, in order to enhance IBRD’s financial capacity following its response to the global economic crisis, IBRD’s shareholders agreed to a package of financial measures. The package included an increase in IBRD’s authorized capital and a GCI, effective over a five-year period starting in FY11. Concurrently, as part of the “Voice reforms” aimed at enhancing the voice and participation of DTCs in IBRD, shareholders agreed to two SCI’s, one of which was for the allocation of fully callable shares to certain DTC’s. The purpose of these SCIs was to boost the voting power of DTCs to 47.19% by June 30, 2015, from 42.6% on June 30, 2008.

As a result of the GCI and SCIs, IBRD’s subscribed capital is expected to rise by $87 billion, of which $5.1 billion will be paid in over a five-year period, as follows:

•	GCI of $58.4 billion, of which $3.5 billion will be paid in. As of June 30, 2014, $27.7 billion has been subscribed and $1.7 billion paid in.

•	SCI of $27.8 billion, of which $1.6 billion will be paid in. As of June 30, 2014, $14.1 billion has been subscribed and $0.8 billion paid in.

•	SCI of $0.9 billion which represented the allocation of fully callable shares to certain DTCs and for which a paid in amount was not required. As of June 30, 2014, $0.8 billion was subscribed.

30	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Table 13: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

At June 30,		2014	2013	Variance
Subscribed capital
Paid-in	6%	$14,005	$13,434	$571
Subject to call	94%	218,786	209,747	9,039

Total	100%	$232,791	$223,181	$9,610

Subscribed Capital

The $9.6 billion increase in IBRD’s subscribed capital was due to subscriptions by members in connection with the GCI and SCIs.

Uncalled Portion of Subscribed Capital

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

NCPIC portion, usage of which is subject to certain restrictions under the Articles. This paid in component is also subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements–Note A: Summary of Significant Accounting and Related Policies.

Usable Paid-In Capital

Usable paid-in capital represents the portion of paid in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid in capital, as well as NCPIC for which restrictions for use have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable capital are provided in Table 14 below.

Table 14: Usable Paid-In Capital

In millions of U.S dollars

At June 30,	2014	2013	Variance
Paid-in Capital	$14,005	$13,434	$571
Adjustments for deferred MOV on released NCPIC
Net deferred MOV payable[a]	382	402	(20)
Adjustments for unreleased NCPIC comprising
Restricted cash	(57)	(171)	114
Demand notes	(406)	(456)	50
MOV receivable	(221)	(201)	(20)
MOV payable	11	6	5

	(673)	(822)	149

Usable paid-in capital	$13,714	$13,014	$700

a.	The MOV on released NCPIC is considered to be deferred.

The $700 million increase in usable capital between FY13 and FY14 was primarily due to the following:

•	Paid in Capital: The increase of $571 million reflects subscriptions by members in connection with the GCI and SCI.

•

Changes in unreleased NCPIC: The increase of $149 million relates primarily to a net decrease in restricted cash of $114 million, driven by the use of NCPIC to fund local currency disbursements and administrative expenses.

•	Changes in released NCPIC: The decrease in net deferred MOV payable of $20 million in FY14 was mainly caused by the net depreciation of released NCPIC during the year.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	31

SECTION VIII: FINANCIAL RISK MANAGEMENT

IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 4). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. The Board, particularly Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, as well as any major developments in risk management policies and controls.

Box 4: Summary of IBRD’s Specific Financial Risk Categories
Types of Financial Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	Individual country exposure limits and IBRD’s credit-risk-bearing capacity
Counterparty Commercial Credit Risk	Counterparty credit limits and collateral

Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level

Operational Risk	Monitoring of key risk indicators and events

Governance Structure

Management believes that effective financial risk management is of primary importance to its overall operations. Accordingly, the risk management governance structure has been designed to manage the principal risks IBRD assumes in conducting its activities. The risk management governance structure supports senior management in its oversight function, particularly in the coordination of different aspects of risk management and in connection with risks that are common across functional areas.

The Vice President and WBG Chief Risk Officer (CRO) is responsible for leading the risk management function at IBRD. In addition, the CRO works closely with IFC, MIGA, and IDA’s management to review, measure, aggregate, and report on risks, share best practices, and help the WBG use its resources in an effective manner. The CRO also helps to increase cooperation between the entities and increase knowledge sharing in the risk management function. There are currently three units that directly report to the CRO:

•

The Credit Risk Department identifies, measures, monitors and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. In addition, this unit is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and other exposures, and monitoring borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations and are included in the assessment of IBRD’s capital adequacy. In addition, whenever a new financial product is being considered for introduction, this department reviews any issues with respect to country credit risk.

•

The Market and Counterparty Risk Department is responsible for market and counterparty credit risk oversight, assessment and reporting, in coordination with IBRD’s financial managers, who are responsible for the day-to-day management of market and counterparty risks. The department’s responsibilities include establishing and maintaining guidelines, volume limits and risk oversight processes to facilitate effective monitoring and control, and providing reports to the Audit Committee and the Board on the extent and nature of risks, risk management and oversight. The department is also responsible for ensuring effective oversight, which includes: i) maintaining sound credit assessments, ii) addressing transaction and product risk issues, iii) providing an independent review function, iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and v) implementing the model risk governance framework.

•

The Operational Risk Department was established in May 2014 to assist business units within the finance and technology functions to identify, assess, and report their operational risks. The department aggregates and monitors operational risks using an operational risk management framework. In addition, it is responsible for the business continuity management, and enterprise risk management functions.

IBRD has in place a cohesive financial risk governance structure with the following committees being central to the financial risk management in IBRD.

32	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

The Finance and Risk Committee (FRC) directs and oversees the financial integrity, income sustainability, balance sheet strength and risk management activities and is chaired by the Managing Director and WBG Chief Financial Officer (MDCFO). The committee is responsible for reviewing, evaluating, and in some cases, deciding on issues with policy implications related to IBRD’s risks and returns in the areas of finance (including credit, market, liquidity, and operational risks), information technology, information and corporate security, business continuity, and the integrity of the Bank’s financial reporting and risk management processes.

In addition to the FRC, there are risk related committees which work under the authority of the MDCFO and the CRO. These committees provide technical expertise and guidance on strategy, policy, risk management and new initiative issues enabling the group to conduct appropriate oversight of IBRD’s finance and risk issues.

•

Country Credit Risk Committee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees for any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and non-accrual portfolios.

•

Market and Commercial Risk Committee develops and monitors the policies under which IBRD’s market and commercial credit risks are measured, reported, and managed. It also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, setting investment and counterparty guidelines, and monitoring matches between assets and their funding. It also oversees the development and application of the model risk governance framework.

•

Operational Risk Committee provides a mechanism for integrated review and response across the finance and technology functions on operational risks associated with people, processes, and systems including business continuity, recognizing that the business units continue to be responsible for managing operational risks.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. The Board monitors the institution’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. The framework was first adopted in 2008, based on an assessment of historical non-accrual shock size over the previous ten years. Since 2008, IBRD’s portfolio credit quality has improved significantly, as a result of which the capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20% from 23% (Figure 21). The lowering of the equity-to-loans ratio allows IBRD to use shareholder capital more efficiently to support a larger volume of development lending and, thus, an enhanced IBRD’s commitment capacity, including responding to potential crises.

IBRD’s equity-to-loans ratio dropped to 25.7% as of June 31, 2014, from 26.8% as of June 30, 2013, but was still above the 20% minimum ratio (Figure 21). The decrease was due mainly to the larger growth in loan exposure relative to the increase in usable equity during the period. The higher loan exposure mostly reflected net positive loan disbursements during the period, while the increase in usable equity was due to the receipt of paid-in capital and existing NCPIC becoming usable during the year.

Figure 21: Equity-to-Loans Ratio

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	33

Table 15 presents the composition of the equity-to-loans ratio at June 30, 2014 and 2013, respectively. The $756 million increase in usable equity in FY14 was mainly due to the increase in usable capital resulting from the additional paid-in capital received under the GCI and SCI, as well as members’ NCPIC becoming usable in IBRD’s operations (Section VII). This is partially offset by the increase in ‘Other adjustments’, as a result of an increase in the underfunded status of the pension plans which occurred mainly due to the decrease in the discount rate used to determine the present value of pension benefit obligations as of June 30, 2014, relative to a year earlier.

Table 15: Equity Used in Equity-to-Loans Ratio

In millions of U.S. dollars

At June 30,	2014	2013	Variance
Usable paid-in capital (Table 14)	$13,714	$13,015	$699
Special reserve	293	293	—
General reserve[a]	26,889	26,889	—
Cumulative translation adjustment[b]	596	285	311
Other adjustments[c]	(1,025)	(771)	(254)

Equity used in Equity-to-Loans Ratio (usable equity)	$40,467	$39,711	$756

Fair value adjustments	(2,590)	(3,067)	477

Equity used in Equity-to-Loans Ratio-fair value basis	$37,877	$36,644	$1,233

Loans outstanding, present value of guarantees, effective but undisbursed DDOs, net of relevant accumulated provisions, and deferred loan income	$157,272	$148,281	$8,991

Fair value of loans outstanding, present value of guarantees, and effective but undisbursed DDOs	$156,389	$145,403	$10,986

Equity-to-Loans Ratio—reported basis	25.7%	26.8%
Equity-to-Loans Ratio—fair value basis	24.2%	25.2%

a.	The June 30, 2013 amount includes proposed transfers to the General Reserve out of FY 2013 net income.
b.	Excluding cumulative translation amounts associated with the unrealized gains/losses on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans and income earned on PEBP assets prior to FY 2011.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss due to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

This risk entails potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk by using individual country exposure limits. These limits take into account creditworthiness and performance. Management also uses IBRD’s capital adequacy stress testing to determine the implications for its credit-risk-bearing capacity.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the SBL. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves, and unallocated surplus; the limit was $26 billion as of June 30, 2014.

The SBL is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. During FY14, the SBL was raised to $20 billion for India and $19 billion for the other four SBL borrowing countries (China, Indonesia, Brazil, and Mexico). A surcharge of 50 basis points a year was introduced on loan exposures exceeding the previous SBL ($17.5 billion for India and $16.5 billion for the other four SBL borrowing countries) to help support the increase in the SBL. The surcharge helps fund the increase, while also acknowledging that the added concentration heightens the risk for IBRD. The SBL increase allows for additional engagement in countries with large poor populations. The $1 billion higher SBL for India is based upon the special needs of India given its large number of people living below the extreme poverty line of $1.25 a day.

34	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Under certain circumstances, IBRD would be able to continue to lend to a borrower above the single-borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement must be approved in advance by IBRD’s Board. Previously, IBRD entered into separate arrangements with China for managing its exposure in the event that it exceeded the SBL. As of June 30, 2014 the exposure to China remains below the SBL and the agreement has not been utilized.

During FY14, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA agreed to exchange $120 million each of notional amount of exposures on their respective balance sheets with one another. Under the agreement, MIGA provided a guarantee on IBRD’s loan principal and interest exposure in exchange for IBRD’s guarantee of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation.

The eight countries with the highest exposures accounted for about 61% of IBRD’s total exposure (Figure 22). IBRD’s largest exposure to a single borrowing country—Mexico—was $14.9 billion on June 30, 2014.

The current exposure data presented is at a point in time. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Figure 22: Country Exposures as of June 30, 2014

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential non-accrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated non-accrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of defaults;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy stress testing to determine the impact of potential non-accrual events on equity and income earning capacity.

Probable Losses, Overdue Payments, and Non-Performing Loans

The loan-loss provision is calculated by taking into account IBRD’s exposure, the expected default frequency (EDF), or probability of default, and the assumed loss in the event of default. Probable losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity.

When a borrower fails to make payments on any principal, interest, or other charge due to IBRD, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current policy is to exercise this option using a graduated approach (Box 5). These policies also apply to member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	35

Box 5: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.
Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.
Overdue by more than six months	All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

As of June 30, 2014, only 0.3% of IBRD’s loans were in nonaccrual status, all related to Zimbabwe. Effective July 16, 2013, all loans made to, or guaranteed by, Iran were placed into nonaccrual status. On September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD; on that date, the loans to, or guaranteed by, Iran were restored to accrual status. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.1% of its total loan portfolio (Notes to Financial Statements, Note D: Loans and Other Exposures).

Treatment of Protracted Arrears

In 1991, the Board adopted a policy to help members with protracted arrears to IBRD mobilize sufficient resources to clear their arrears and support sustainable growth-oriented adjustment programs over the medium term. This policy is conditional on members agreeing to meet certain requirements, including an acceptable structural adjustment program, a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia. These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996, which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

36	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Counterparty Credit Risk

IBRD is exposed to commercial as well as non-commercial counterparty credit risk. IBRD’s commercial counterparty credit risk is concentrated in its investment portfolio; in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

Commercial Counterparty Credit Risk

This is the risk that counterparties fail to meet their payment obligations, under the terms of the contract or other financial instruments. The effective management of credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is a continuous process as market environment evolves.

IBRD mitigates the counterparty credit risk from its investments and derivatives holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored taking into account current market values, estimates of potential future movements in those values, and counterparty collateral agreements. If a collateral agreement exists, the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

Derivative Instruments

In the normal course of its business, IBRD enters into various derivatives and foreign exchange financial instruments. These instruments are primarily used to meet the financial needs of its borrowers and to manage IBRD’s exposure to fluctuations in interest and currency rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

For derivative products, IBRD uses the estimated replacement cost of the derivative to measure credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it does not measure credit or market risk.

Under mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to a counterparty, counterparties are required to post collateral with IBRD. As of June 30, 2014, IBRD had received collateral of cash and securities totaling $6 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements: Note F–Derivative Instruments.)

Investment Securities

The General Investment Authorization for IBRD, approved by the Board, grants the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 6).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	37

Box 6: Eligibility Criteria for IBRD’s Investments
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.
Agencies	IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset- backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases	IBRD may engage in repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.
Collateral Assets	IBRD may engage in collateralized forward transactions, such as a swap, repurchase, resale, securities lending, or equivalent transactions—in each case receiving adequate margin protection—that involve certain underlying assets not independently eligible for investment.
a.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

IBRD’s exposure to futures and options and resale agreements is marginal. With respect to futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. As to resales, IBRD monitors the fair value of the securities received and, if necessary, closes out transactions and enters into new repriced transactions.

During FY14, Management took actions to broaden its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is being monitored by the Market and Counterparty Risk Department. As of June 30, 2014, the maximum maturity of these assets was less than one year.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio; in debt instruments issued by sovereign governments, agencies, commercial paper, time deposits, and corporate entities (Table 16).

IBRD’s overall commercial counterparty credit exposure increased during the fiscal year, driven by the higher liquidity levels. Increased holdings in the A and AA rating categories reflect increased investments in bank deposits for short-term operational liquidity purposes. Investments in BB or lower increased primarily due to the downgrade of a debt investment in a security issued by an Austrian bank, Hypo Alpe-Adria, fully guaranteed by the state of Carinthia, from A to C.

The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 77% of the portfolio rated AA or above—reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $45 billion as of June 30, 2014.

38	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Table 16: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2014
	Investments
Counterparty Rating[a]	Sovereigns	Agencies, Commercial Paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$8,323	$8,191	$—	$16,514	37%
AA	5,108	12,360	509	17,977	40
A	1,055	8,627	163	9,845	22
BBB	408	2	—	410	1
BB or lower	—	97	—	97	*

Total	$14,894	$29,277	$672	$44,843	100%

	As of June 30, 2013
	Investments
Counterparty Rating[a]	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$9,840	$8,175	$—	$18,015	48%
AA	4,219	8,430	438	13,087	35
A	741	5,123	141	6,005	16
BBB	294	2	—	296	1
BB or lower	—	11	—	11	*

Total	$15,094	$21,741	$579	$37,414	100%

a.	Average rating is calculated using available ratings from Standard & Poor’s, Moody’s and Fitch Ratings; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amounts less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to derivative transactions with commercial counterparties, IBRD also offers derivative intermediation services to borrowing countries, as well as to affiliated and non-affiliated organizations, to help them carry out their development mandates.

Borrowing Member Countries: IBRD executes currency swap and interest rate swap transactions with its borrowers under master derivative agreements. As of June 30, 2014, the notional amounts under these agreements was $10.5 billion and the net fair value exposure was $1.1 billion.

Affiliated Organization: Derivative contracts are executed between IBRD and IDA, under an agreement that allows IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2014, the notional amount under this agreement was $12.8 billion and the net fair value exposure was $120 million. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of June 30, 2014, IDA had not posted any collateral with IBRD.

Non-Affiliated Organization: IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. As of June 30, 2014, the notional amount under this agreement was $6.9 billion and the net fair value exposure was $1.3 billion. IBRD can call for collateral above an agreed threshold. As of June 30, 2014, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. In lieu of calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm, less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	39

Credit Valuation Adjustment

IBRD calculates a Credit Value Adjustment (CVA) that represents the fair value of its commercial and non-commercial counterparty credit risks from IFFIm and IDA in connection with swap intermediation activities. The CVA is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is derived from exposure and the probability of counterparty default based on the Credit Default Swap (CDS) spread and, where applicable, proxy CDS spreads. The CVA on IBRD’s balance sheet was $34 million and $67 million as of June 30, 2014 and 2013.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

IBRD faces two main sources of interest rate risk: the interest rate sensitivity of the income earned from funding a portion of IBRD’s assets with equity and refinancing risk for fixed-spread loans.

Equity Earnings Risk

The higher volume of loans with interest rates linked to floating rate indexes (e.g., LIBOR) has increased the sensitivity of IBRD’s income to changes in market interest rates. As a result, income from equity invested in these variable interest rate loans is sensitive to interest rates. To manage this exposure, IBRD put in place in 2007 an equity-duration-extension strategy to reduce the sensitivity of IBRD’s income from equity to fluctuations in short-term interest rates by extending the duration of its equity from three months to about five years. This was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile.

In response to the changes in the market environment, on February 11, 2014, the Board approved the EMF, which shares the same objective as the equity duration extension strategy namely, to reduce the sensitivity of IBRD’s equity income to fluctuations in short-term interest rates. The EMF provides more flexibility to manage equity income. In particular, the EMF allows for the possibility of shortening the duration of IBRD’s invested equity and permits a duration on equity within a range of zero to 5 years based on market and macroeconomic conditions, whereas the equity duration extension strategy required that duration be maintained within a range of 4-to-5 years. The EMF also provides for a wider variety of tools and strategies for managing equity income than before.

In the context of the EMF revision, Management has taken measures to reduce the interest rate risk of IBRD’s equity, including the termination of certain U.S dollar derivative positions. As a result, the duration of IBRD’s equity has been reduced from 4.5 years as of June 30, 2013 to approximately 3 years as of June 30, 2014.

Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in the Bank’s funding spread, since loans are not funded to their final maturities. IBRD charges an associated risk premium and Management periodically reviews the adequacy of the risk premium in light of future expectations of IBRD funding levels (Table 5).

Other Interest Rate Risks

Interest rate risk also arises from a variety of other variables, including differences in the timing between the contractual maturities or re-pricing of IBRD assets, liabilities, and derivative financial instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 37% of the loan portfolio as of June 30, 2014 (40% as of June 30, 2013), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio affected by IBRD’s equity-duration-extension strategy.

40	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

The interest rate risk on IBRD’s liquid asset portfolio—which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates—is managed within specified duration-mismatch limits and is further limited by a consultative loss limit.

IBRD uses interest rate derivatives to manage the interest rate risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (Figures 23-24).

Figure 23: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2014

a.	Excludes discount notes.

Figure 24: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2014

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar.

To minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency, as prescribed in IBRD’s Articles (Figure 25). In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans across major currencies. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of the market environment. As a result, while the appreciation of the euro against the U.S. dollar during FY14 affected the individual portfolios by currency, it did not have a material impact on the overall equity-to-loans ratio.

Figure 25: Currency Composition of Loan and Borrowing Portfolios

*	Denotes percentage less than 0.5%.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	41

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of projected debt service obligations, plus one-half of projected net loan disbursements on approved loans (if positive) for the relevant fiscal year. The FY15 prudential minimum liquidity level has been set at $26 billion, an increase of $1.5 billion from that in FY14. The increase mainly reflects the high level of debt service and loan disbursements projected for FY15. The size of the liquid asset portfolio should generally not exceed 150% of the prudential minimum liquidity level. From time to time, however, IBRD may hold liquid assets over the specified maximum to give it flexibility in timing its borrowing transactions and to meet working capital needs. As of June 30, 2014, the liquid asset portfolio was 170% of the prudential minimum liquidity level in effect for FY14, above the 150% maximum guideline. The increased levels of liquidity reflect the impact of increased borrowing activity in anticipation of large loan disbursements in early FY15 and higher projected debt service for the coming year.

Operational Risk

Operational risk4 is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. IBRD’s operational risk management framework is built on three key principles: (i) business units are responsible for directly managing operational risks in their respective functional areas, (ii) a dedicated central operational risk team assists business units to anticipate, mitigate, and control operational risk, and (iii) oversight is provided by the operational risk committee and independent control functions.

IBRD’s operational risk management framework is based upon a strong risk culture and adopts a structured and uniform approach to identify, assess and monitor key operational risks across business units. A number of tools are used as part of this process including risk assessments, key risk indicators, database of external events and scenario analysis. IBRD plans to make use of the operational risk framework to further advance business decision-making.

[4]

The risk in IBRD’s lending operations is managed by the Operations Policy and Country Services. This covers risk of non-compliance with IBRD’s policies, safeguards as well as risk of mis-procurement on behalf of clients, and fraud and corruption in its financed projects.

42	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION IX: FAIR VALUE ANALYSIS

A key element in achieving IBRD’s development goals is its ability to minimize the cost of borrowing from capital markets for lending to developing member countries. To do this, IBRD makes extensive use of financial instruments, including derivatives. The fair value of these instruments is affected by such market-related changes as interest rate, exchange rate, and credit risk movements. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value and all changes in Accumulated Other Comprehensive Income (AOCI) are also included in fair value net income.

Given IBRD’s intention to hold its primary assets and related funding to maturity (in its loan and borrowing portfolios); Management does not use fair value results to reach decisions on income allocation. Rather fair value results are used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties (Table 17).

Table 17: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

For the fiscal year ended June 30, 2014	Interest Rate Effect on Fair Value Income[a]			Credit[b] Effect on Fair Value Income
	Potential Effect	Sensitivity[c]		Potential Effect	Sensitivity[c]

Investment portfolio	Small	$	*	Small	$3

Borrowing portfolio	Small		5	Large	47

Loan portfolio	Small		(7)	Large	(43)

EMF portfolio	Moderate		(11)	Small		*

			$(13)		$7

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Fair value adjustments are recorded on IBRD’s fair value income statement, reflecting the sensitivity of each portfolio to the effect of interest rates and credit movements (Table 18).

Table 18: Summary of Unrealized Gains and (Losses) on Non-Trading Portfolios a

In millions of U.S. dollars

For the fiscal year ended June 30,	2014	2013
Borrowing portfolio (excluding loan derivatives)	$113	$(89)
Loan portfolio (including loan derivatives)	1,552	(17)
EMF portfolio	(994)	(1,538)

	$671	$(1,644)

a.	See Table 22 for reconciliation to the fair value comprehensive basis net income.

Effect of Interest Rates

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized loss of approximately $13 million.

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is small (Figure 26). As noted earlier, IBRD intends to hold the instruments in these portfolios to maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains/losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized. As of June 30, 2014, the effect of changes in interest rates on these portfolios was marginal.

EMF Portfolio: In line with changes in the EMF, Management has adopted measures to reduce the interest rate risk of IBRD’s equity, including terminating certain U.S. dollar derivatives and AFS portfolio. As a result, the dollar change in fair value corresponding to a one- basis-point upward shift in interest rates decreased from $18 million on June 30, 2013, to $11 million on June 30, 2014. The lower exposure reflects the reduction in the duration of equity from 4.5 years to approximately 3 years and is within the Board approved range of zero to five years (Figure 26). The net unrealized losses on EMF relate mainly to the reclassification to net realized gains associated with the termination of certain U.S. dollar derivative positions and the liquidation of the AFS portfolio.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	43

Figure 26: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

Effect of Credit

Investments. IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 6). In addition, the overall risk of the investment portfolio is constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes to the market value of the investment portfolio is relatively limited; a one basis point change in the credit spreads of the investment assets is estimated to have an impact of approximately $3 million on the market value of the portfolio.

Borrowings.    IBRD does not hedge its own credit. The dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $47 million of unrealized mark-to-market gains. IBRD’s income statement impact from credit is positively correlated to credit spreads (Figure 27). The tightening of IBRD’s own credit spreads has a negative impact on IBRD’s income statement. For FY14, IBRD experienced $113 million of unrealized gains on the borrowing portfolio, of which $38 million was due to the widening of its credit spreads.

Figure 27: Impact of Credit Spreads on Income

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate institutional experience and assumptions. The dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $43 million unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the probable losses

44	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and monitoring its credit-risk-bearing capacity. For FY14, IBRD experienced $1.5 billion of net unrealized gains from the loan portfolio primarily due to the net tightening of CDS spreads for several of its borrowing member countries during the year.

Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, and borrowing portfolios, as well as part of the EMF. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

The fair value of IBRD’s commercial counterparty credit risk is reflected in a CVA (Section VIII). The change in CVA for FY14 resulted in unrealized mark-to-market gains of $33 million.

Changes in Accumulated Other Comprehensive Income

In addition to fair value adjustments on the loan, borrowing, and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in AOCI, as follows:

Currency Translation Adjustments mainly represent the translation adjustment on the loan and borrowing portfolios. The net positive currency translation adjustments are attributable mainly to the 4.5% appreciation of the euro against the U.S. dollar in FY14 (Table 19)

Unrecognized Pension Adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in fair value income. As of June 30, 2014, the net asset position of the pension plans was negative $2.1 billion, net of PEBP assets (see Notes to Financial Statements, Note J: Pension and Other Postretirement Benefits). Given its long term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long-term assumptions about asset returns and discount rates.

Unrealized Losses on AFS Securities represent the effect of changes in interest rates on AFS securities. As of June 30, 2013, IBRD determined that the government obligations included in its AFS securities were other than temporarily impaired; therefore, an impairment loss was recorded in the Statement of Income. In FY14, in line with changes made to the EMF, IBRD liquidated the AFS portfolio.

Table 19: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the fiscal years ended June 30,	2014	2013	Variance
Unrecognized net actuarial gains (losses) on benefit plans, net	$(423)	$1,105	$(1,528)
Unrecognized net prior service credit (cost) on benefit plans, net	(39)	4	(43)
Derivatives and hedging transition adjustment [a]	(3)	3	(6)
Unrealized losses on AFS securities	—	(160)	160
OTTI adjustment	—	160	(160)
Currency translation adjustments	291	371	(80)
Of which:
Loans outstanding	1,251	866	385
Borrowing portfolio	(982)	(581)	(401)
Net other assets and liabilities	22	86	(64)

Total	$(174)	$1,483	$(1,657)

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	45

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Tables 20-22 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement; Table 22 provides a reconciliation of all fair value adjustments.

Table 20: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of June 30, 2014			As of June 30, 2013
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,701		$3,701	$4,763		$4,763
Investments	45,482		45,482	36,874		36,874
Net loans outstanding	151,978	$(2,021)	149,957	141,692	$(3,682)	138,010
Receivable from derivatives	154,070		154,070	138,846		138,846
Other assets	3,652		3,652	3,426		3,426

Total assets	$358,883	$(2,021)	$356,862	$325,601	$(3,682)	$321,919

Borrowings	$161,026	$2 [a]	$161,028	$142,406	$(3)[a]	$142,403
Payable for derivatives	146,885		146,885	131,131		131,131
Other liabilities	11,987		11,987	12,541		12,541

Total liabilities	319,898	2	319,900	286,078	(3)	286,075
Paid in capital stock	14,005		14,005	13,434		13,434
Retained earnings and other equity	24,980	(2,023)	22,957	26,089	(3,679)	22,410

Total equity	38,985	(2,023)	36,962	39,523	(3,679)	35,844

Total liabilities and equity	$358,883	$(2,021)	$356,862	$325,601	$(3,682)	$321,919

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 21: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

For the fiscal year ended June 30,	2014	2013	Variance
Net (loss) income from Table 2	$(978)	$218	$(1,196)
Fair value adjustment on loans[a]	1,690	(1,657)	3,347
Changes to AOCI (Table 19)	(174)	1,483	(1,657)

Income on fair value comprehensive basis	$538	$44	$494

a.	Amount includes provision for losses on loans and other exposures: $60 million release – June 30, 2014, and $22 million release on June 30, 2013.

Table 22: Net Fair Value Adjustments

In millions of U.S. dollars

For the fiscal year ended June 30,	2014	2013	Variance
Unrealized (losses) / gains on:
Borrowing portfolio (including loan-related derivatives)	$(36)	$1,484	$(1,520)
Derivatives held in the asset-liability management portfolio	4	46	(42)
Derivatives held in the client operations portfolio	(2)	9	(11)
Derivatives held in the EMF portfolio	(994)	(1,538)	544
A loan with an embedded derivative	(2)	4	(6)

Total unrealized (losses)/gains on non-trading portfolios, net as presented in Table 2	(1,030)	5	(1,035)
Total fair value adjustments on loans from Table 21	1,690	(1,657)	3,347
Adjustments:
Exclude derivatives held in the client operations portfolio	2	(9)	11
Exclude certain derivatives held in the asset-liability management portfolio	12	14	(2)
Include derivatives and hedging transition adjustment[a] (included in AOCI)	(3)	3	(6)

	11	8	3

Total fair value adjustments as presented on Table 18	$671	$(1,644)	$2,315

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

46	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

SECTION X: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD enters into various contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases and capital expenditures, and other long-term liabilities. Table 23 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, payable for currency and interest rate swaps, payable for investment securities purchased, guarantees, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

Table 23: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2014
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$38,642	$61,466	$31,101	$29,817	$161,026
Operating leases	72	106	69	198	445
Contractual purchases and capital expenditures	46	35	—	—	81
Other long-term liabilities	93	156	104	207	560

Total	$38,853	$61,763	$31,274	$30,222	$162,112

•	Borrowings: IBRD issues debt in the form of securities to retail and institutional investors.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real-estate-related obligations and equipment, based on contractual amounts.

•

Contractual Purchases and Capital Expenditures: IBRD is a party to various obligations to purchase products and services mainly for its capital expenditure and utilities. These commitments are designed to ensure sources of supply, are not expected to be in excess of normal requirements, and are in line with IBRD’s budget.

•

Other Long Term Liabilities: IBRD provides a number of benefits to its employees. As some of these benefits are of a long term nature, IBRD records the associated liability on its balance sheet. The obligations payable represent expected benefit payments, these include future service and pay accruals for current staff but exclude future hires.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (See Notes to Financial Statements: Note-H for Transactions with Affiliated Organizations).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	47

SECTION XI: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects probable losses inherent in its accrual and nonaccrual portfolios. Determining the appropriate level of provision for each portfolio requires several steps:

•

The loan portfolio is separated into the accrual and nonaccrual portfolios. In both portfolios, the loans and other exposures for each country are then assigned a credit-risk rating. Loans in the accrual portfolio are grouped according to the assigned risk rating, while loans in the non-accrual portfolio are individually assigned the highest risk rating.

•	Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix.

•

The required provision is calculated by multiplying the outstanding exposure by the expected default frequency (the probability of default to IBRD) and by the estimated severity of the loss in the event of default. For loans carried at fair value, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on such variables as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities.

IBRD periodically reviews such variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables that affect the creditworthiness of borrowers.

The accumulated provision for loan losses is reported separately in the balance sheet as a deduction from total IBRD loans. The accumulated provision for losses on other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as provision for losses on loans and other exposures (see Notes to Financial Statements: Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures).

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement, except for those related to AFS securities. Fair value adjustments relating to AFS securities are recorded in equity as part of AOCI.

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Levels 1 and 2, inputs are based on observable market data, with less judgment applied in arriving at fair values. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make significant assumptions and judgments in determining fair value measures.

Most IBRD financial instruments are classified as Levels 1 and 2, as the inputs are based on observable market data, with less judgment applied in arriving at fair value measures. Level 3 instruments consist mainly of structured bonds and related swaps held in the borrowing portfolio; they use market observable inputs and such unobservable inputs as correlations and long-dated interest rate volatilities.

The methodology, inputs, and assumptions are reviewed, on a quarterly basis, to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The Valuation Control Group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the model accurately reflects the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

48	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

All the financial models used for input to IBRD financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Pension and Other Post-Retirement Benefits

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans that cover most of their staff. All costs, assets, and liabilities associated with the plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between it and IDA, based on an agreed cost-sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on financial market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions (see Notes to Financial Statements: Note J -Pension and Other Post-Retirement Benefits).

SECTION XII: GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, and the President, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers—except for certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with the Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 188 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board has established several committees. These include:

•	Audit Committee

•	Budget Committee

•	Committee on Development Effectiveness

•	Committee on Governance and Executive Directors’ Administrative Matters

•	Ethics Committee

•	Human Resources Committee

The Board and its committees function in continuous session at the principal IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establishes its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Board is required to consider proposals made by the President on IBRD’s loans and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	49

Senior Management Changes

Effective February 17, 2014, Bernard Lauwers became Vice President and WBG Controller, following the retirement of Charles McDonough.

Effective February 17, 2014, Lakshmi Shyam-Sunder became Vice President and WBG Chief Risk Officer, following the retirement of Robert Kopech.

Effective July 30, 2013, Sri Mulyani Indrawati, Managing Director of IBRD, also became Chief Operating Officer.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee (Committee) is appointed by the Board to help it oversee and assess IBRD finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Committee is also responsible for reviewing the performance and recommending to the Board the appointment of the external auditor—and monitoring the independence of the auditor. The Committee participates in the oversight of the internal audit function and reviews the annual internal audit plan. In carrying out its role, the Committee discusses with management, external auditors, and internal auditors financial issues and policies that affect the IBRD’s financial position and capital adequacy. It also reviews with the external auditors the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Board. The Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis. The Committee updated its terms of reference in July 2009.

Executive Sessions

Under the Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Committee receives a large volume of information to enable it to carry out its duties. The Committee meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.

The Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

50	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Prohibiting the external auditor from providing any non audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Committee; and

•

Mandatory rebidding of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter, provided however that the Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

The external auditor is appointed to a five-year term and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In FY14, KPMG LLP began a second five-year term as IBRD’s external auditor.

Communication between the external auditor and the Committee is ongoing and carried out as often as deemed necessary by either party. The Committee meets periodically with the external auditor and individual committee members have independent access to the auditor. IBRD’s auditors also follow the communication requirements, with audit committees set out under generally accepted auditing standards in the United States and in the International Standards of Auditing.

Internal Control

Internal Control Over Financial Reporting

As of June 30 of each fiscal year, Management makes an annual assertion on whether its system of internal control over external financial reporting has met the criteria for effective internal control over external financial reporting, as described in the 1992 Internal Control – Integrated Framework (1992 Framework) by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Concurrently, IBRD’s external auditor provides an attestation report on whether Management’s assertion statement regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, Management evaluates the quality of internal controls over external financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over external financial reporting. As of June 30, 2014, no such changes had been made.

On May 14, 2013, COSO issued the 2013 Internal Control–Integrated Framework (2013 Framework). The updated Framework is intended to clarify internal control concepts and simplify their use and application. The 1992 Framework will remain available until December 15, 2014, after which time it will be superseded by the 2013 Framework. IBRD is currently evaluating the updated Framework.

Disclosure Control and Procedures

Disclosure control and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2014.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	51

Glossary of Terms

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on a pool of underlying assets.

Available-for-Sale (AFS) Securities:    Investments not classified as either trading securities or as held-to-maturity securities. Investments in debt securities are classified as held-to-maturity only if there is intent and ability to hold these securities to maturity.

Board:    The Board of Executive Directors

Capital Adequacy:    A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Committee of Sponsoring Organizations of the Treadway Commission (COSO):    Formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Consultative Loss Limit:    Reflects a level of IBRD tolerance for risk of underperforming the benchmark in any fiscal year.

Credit Default Swaps (CDS):    A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration:    Provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    This ratio is the sum of usable paid-in capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with unrealized gain/loss on non-trading portfolios, net), the proposed transfer from unallocated net income to general reserves (where there are firm estimates available), net underfunded status of IBRD’s pension plans, and income earned on PEBP assets, divided by the sum of loans outstanding, the present value of guarantees, effective but undisbursed DDOs, net of the accumulated provision for losses on loans and other exposures, and deferred loan income.

Forward Starting Swaps:    An agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations:    These include marketable bonds, notes and other obligations issued by governments.

Interest Margin:    The spread between loan returns and associated debt cost.

Interest Rate Cap:    An option that provides a payoff when a specified interest rate is above a certain level.

Interest Rate Collar:    A combination of an interest-rate cap and an interest rate floor. An interest rate floor is an option that provides a payoff when an interest rate is below a certain level.

Interest Rate Swaps:    Agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

Maintenance of Value:    Subscription from members required for the maintenance of the value, from the time of subscription. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Options:    Contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

52	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

Prudential Minimum:    The minimum amount of liquidity that IBRD is required to hold. The amount is equal to the highest consecutive six months of projected debt service obligations plus one-half of projected net disbursements on approved loans (if positive) for the relevant fiscal year.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate long term equity-to-loans ratio range. The equity-to-loans ratio range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Statutory Lending Limit:    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions:    An option that gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits:    These include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

Trading Securities:    Securities acquired with the intent of selling in the near-term. An investment security expected to be sold in the near term and held for only a short period of time. Classification of a security as trading is not precluded simply because the entity does not intend to sell it in the near term.

World Bank Group (WBG):    The World Bank Group consists of the IBRD, IDA, IFC, MIGA, and the International Centre for Settlement of Investment Disputes (ICSID).

Abbreviations and Acronyms

AMC: Advance Market Commitment for Vaccines against Pneumococcal Diseases	IFFIm: International Finance Facility for Immunization

AOCI: Accumulated Other Comprehensive Income	IFLs: IBRD Flexible Loans

CRO: Chief Risk Officer	LIBOR: London Interbank Offered Rate

DTCs: Developing and transitional countries	MDCFO: Managing Director and World Bank Group Chief Financial Officer

EDF: Expected default frequency	MIGA: Multilateral Investment Guarantee Agency

FASB: Financial Accounting Standards Board	NCPIC: National Currency Paid-in Capital

GCI: General Capital Increase	OTTI: Other-Than-Temporary Impairment

IBRD: International Bank for Reconstruction and Development	PCRF: Post Retirement Contribution Reserve Fund

IFC: International Finance Corporation	PEBP: Post-Employment Benefit Plan

IDA: International Development Association	SCI: Selective Capital Increase

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014	53

This page intentionally left blank.

54	IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: JUNE 30, 2014

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of Internal

Control Over External Financial Reporting

August 7, 2014

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over external financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2014. This assessment was based on the criteria for effective internal control over external financial reporting described in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2014. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

-2-	August 7, 2014

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim

President

Bertrand Badré

Managing Director and World Bank Group Chief Financial Officer

Bernard Lauwers

Vice President and World Bank Group Controller

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over financial reporting as of June 30, 2014, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over financial reporting as of June 30, 2014 is fairly stated, in all material respects, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying financial statements of IBRD, which comprise the balance sheets as of June 30, 2014 and 2013, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2014, and our report dated August 7, 2014 expressed an unqualified opinion on those financial statements.

Washington, D.C.

August 7, 2014

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Auditors’ Report

President and Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the balance sheets as of June 30, 2014 and 2013, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the years in the three-year period ended June 30, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2014 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over financial reporting as of June 30, 2014, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 7, 2014 expressed an unqualified opinion on management’s assertion.

Washington, D.C.

August 7, 2014

Balance Sheet

June 30, 2014 and June 30, 2013

Expressed in millions of U.S. dollars

	2014	2013
Assets

Due from Banks
Unrestricted cash	$3,606	$4,555
Restricted cash	95	208

	3,701	4,763

Investments
Trading (including securities transferred under repurchase or securities lending agreements of $155 million—June 30, 2014; $123 million—June 30, 2013)—Note C	42,412	32,594
Available for sale (AFS) (including securities transferred under repurchase or securities lending agreements of $2,538 million—June 30, 2013)—Note C	—	2,570

	42,412	35,164

Securities Purchased Under Resale Agreements—Note C	3,070	1,710

Derivative Assets
Investments—Notes C, F and L	13,514	14,550
Client operations—Notes F, H and L	36,517	23,907
Borrowings—Notes E, F and L	101,934	96,956
Others—Notes F and L	2,105	3,433

	154,070	138,846

Other Receivables
Receivable from investment securities traded—Note C	47	73
Accrued income on loans	510	505

	557	578

Loans Outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	212,470	205,082
Less undisbursed balance	58,449	61,306

Loans outstanding (including loans at fair value of $141 million—June 30, 2014; $148 million—June 30, 2013)	154,021	143,776
Less:
Accumulated provision for loan losses	1,626	1,659
Deferred loan income	417	425

Net loans outstanding	151,978	141,692

Other Assets
Premises and equipment, net	1,010	969
Miscellaneous—Notes H and I	2,085	1,879

	3,095	2,848

Total Assets	$358,883	$325,601

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	61

	2014	2013
Liabilities

Borrowings—Note E	$161,026	$142,406

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	3,390	7,028

Derivative Liabilities
Investments—Notes C, F and L	13,820	14,783
Client operations—Notes F, H and L	36,539	23,887
Borrowings—Notes E, F and L	95,700	91,558
Others—Notes F and L	826	903

	146,885	131,131

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	11	6

Other Liabilities
Payable for investment securities purchased—Note C	2,553	137
Payable for Board of Governors-approved transfers—Note G	—	55
Liabilities under retirement benefits plans—Notes J and K	2,747	2,094
Accounts payable and miscellaneous liabilities—Notes D, H and I	3,286	3,221

	8,586	5,507

Total Liabilities	319,898	286,078

Equity

Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2014, and June 30, 2013)
Subscribed capital (1,929,711 shares—June 30, 2014, and 1,850,047 shares— June 30, 2013)	232,791	223,181
Less uncalled portion of subscriptions	218,786	209,747

Paid-in capital	14,005	13,434

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	(406)	(456)

Receivable Amounts to Maintain Value of Currency Holdings—Note B	(221)	(201)

Deferred Amounts to Maintain Value of Currency Holdings—Note B	382	402

Retained Earnings (Statement of Changes in Retained Earnings, Note G)	28,287	29,265

Accumulated Other Comprehensive Loss—Note K	(3,062)	(2,921)

Total Equity	38,985	39,523

Total Liabilities and Equity	$358,883	$325,601

The Notes to Financial Statements are an integral part of these Statements.

62	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Statement of Income

For the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2014	2013	2012
Revenue
Loans, net—Notes D and L
Interest, net	$2,133	$2,359	$2,572
Commitment charges	19	21	13
Unrealized (losses) gains	(2)	4	(1)
Investments, net—Trading—Notes C and F	78	241	214
Equity management, net—Notes C, F and L
Interest, net	1,119	1,107	1,095
Unrealized (losses) gains, net (includes $160 million of other-than-temporary impairment (OTTI) loss on AFS, for the year ended June 30, 2013)	(994)	(1,538)	1,521
Other, net—Notes H, I and L	598	572	412
(including net unrealized gains (losses) of: $2 million, $55 million and $(82) million—years ended June 30, 2014, 2013 and 2012, respectively)

Total revenue	2,951	2,766	5,826

Expenses
Borrowings, net—Notes E, F and L
Interest, net	1,294	1,483	1,652
Unrealized losses (gains), net	36	(1,484)	2,247
Administrative—Notes H, I, and J	1,821	1,761	1,631
Contributions to special programs	162	147	133
Provision for losses on loans and other exposures, (release) charge—Note D	(60)	(22)	189
Board of Governors-approved transfers—Note G	676	663	650

Total expenses	3,929	2,548	6,502

Net (loss) income	$(978)	$218	$(676)

The Notes to Financial Statements are an integral part of these Statements.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	63

Statement of Comprehensive Income

For the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2014	2013	2012
Net (loss) income	$(978)	$218	$(676)
Other comprehensive income (loss)—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	2	3	5
Net actuarial (losses) gains on benefit plans	(424)	1,105	(2,158)
Prior service (cost) credit on benefit plans, net	(39)	4	(141)
Currency translation adjustments	320	384	(704)

Total other comprehensive (loss) income	(141)	1,496	(2,998)

Comprehensive (loss) income	$(1,119)	$1,714	$(3,674)

Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2014	2013	2012
Retained earnings at beginning of the fiscal year	$29,265	$29,047	$29,723
Net (loss) income for the fiscal year	(978)	218	(676)

Retained earnings at end of the fiscal year	$28,287	$29,265	$29,047

The Notes to Financial Statements are an integral part of these Statements.

64	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Statement of Cash Flows

For the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012

Expressed in millions of U.S. dollars

	2014	2013	2012
Cash flows from investing activities
Loans
Disbursements	$(18,738)	$(16,002)	$(19,733)
Principal repayments	9,681	9,053	9,246
Principal prepayments	132	425	2,733
Loan origination fees received	23	23	22
Sales (purchases) of AFS securities	2,484	(2,724)	—
Other investing activities, net	(124)	(108)	(116)

Net cash used in investing activities	(6,542)	(9,333)	(7,848)

Cash flows from financing activities
Medium and long-term borrowings
New issues	50,588	26,586	44,351
Retirements	(35,532)	(31,335)	(26,778)
Net short-term borrowings	(1,656)	8,395	(7,659)
Net derivatives-borrowings	(33)	1,895	604
Capital subscriptions	571	1,016	690
Other capital transactions, net	83	336	215

Net cash provided by financing activities	14,021	6,893	11,423

Cash flows from operating activities
Net (loss) income	(978)	218	(676)
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:
Unrealized losses (gains) on non-trading portfolios, net	1,030	(5)	809
Change in fair value of AFS securities sold	80	—	—
Depreciation, amortization and other non-cash items	766	809	880
Provision for losses on loans and other exposures, (release) charge	(60)	(22)	189
Changes in:
Investments-Trading, net	(9,148)	256	(2,288)
Net investment securities traded/purchased	2,227	194	(1,119)
Net derivatives-Investments	(558)	663	490
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(2,558)	(718)	1,341
Accrued income on loans	97	96	(47)
Miscellaneous assets	219	(167)	299
Payable for transfers approved by Board of Governors	(55)	55	—
Accrued interest on borrowings	(19)	(182)	(7)
Accounts payable and miscellaneous liabilities	420	109	(76)

Net cash (used in) provided by operating activities	(8,537)	1,306	(205)

Effect of exchange rate changes on unrestricted cash	109	7	—

Net (decrease) increase in unrestricted cash	(949)	(1,127)	3,370
Unrestricted cash at beginning of the fiscal year	4,555	5,682	2,312

Unrestricted cash at end of the fiscal year	$3,606	$4,555	$5,682

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	65

Expressed in millions of U.S. dollars

	2014	2013	2012
Supplemental disclosure
Increase (Decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,294	$888	$(3,939)
Investment portfolio	61	(91)	(169)
Borrowing portfolio	975	536	(3,095)
Capitalized loan origination fees included in total loans	23	28	44
Interest paid on borrowings	244	636	646

The Notes to Financial Statements are an integral part of these Statements.

66	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Summary Statement of Loans

June 30, 2014

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Oustanding	Percentage of total loans outstanding[c]
Albania	$488	$218	$187	$83	0.05%
Algeria	2	—	—	2	*
Antigua and Barbuda	10	—	8	2	*
Argentina	8,090	—	2,191	5,899	3.83
Armenia	470	38	112	320	0.21
Azerbaijan	2,134	34	971	1,129	0.73
Barbados	39	—	6	33	0.02
Belarus	937	180	183	574	0.37
Belize	19	—	7	12	0.01
Bolivia	*	—	—	*	*
Bosnia and Herzegovina	585	—	125	460	0.30
Botswana	370	—	251	119	0.08
Brazil	19,800	887	4,947	13,966	9.07
Bulgaria	1,258	—	118	1,140	0.74
Cabo Verde, Republic of	54	—	30	24	0.02
Cameroon	5	—	—	5	*
Chile	132	—	27	105	0.07
China	19,887	1,195	5,907	12,785	8.30
Colombia	8,696	200	1,004	7,492	4.86
Costa Rica	891	—	293	598	0.39
Croatia	2,228	307	310	1,611	1.05
Dominica	*	—	—	*	*
Dominican Republic	970	—	82	888	0.58
Ecuador	507	305	1	201	0.13
Egypt, Arab Republic of	6,849	300	2,983	3,566	2.32
El Salvador	1,123	—	175	948	0.62
Estonia	2	—	—	2	*
Gabon	105	18	52	35	0.02
Georgia	608	130	77	401	0.26
Grenada	9	—	—	9	0.01
Guatemala	1,933	340	76	1,517	0.98
Hungary	2	—	—	2	*
India	20,595	1,800	6,820	11,975	7.78
Indonesia	16,561	—	4,948	11,613	7.54
Iran, Islamic Republic of	560	—	—	560	0.36
Iraq	605	355	—	250	0.16
Jamaica	878	42	74	762	0.49
Jordan	1,472	—	79	1,393	0.90
Kazakhstan	4,925	139	1,712	3,074	2.00
Kosovo	270	—	—	270	0.18
Latvia	547	—	—	547	0.36
Lebanon	539	99	252	188	0.12
Lithuania	9	—	—	9	0.01
Macedonia, former Yugoslav Republic of	593	49	131	413	0.27
Mauritius	342	—	4	338	0.22
Mexico	16,004	356	738	14,910	9.68
Moldova	37	—	—	37	0.02
Montenegro	344	—	29	315	0.20
Morocco	5,371	550	693	4,128	2.68
Pakistan	1,973	—	606	1,367	0.89
Panama	936	—	158	778	0.51
Papua New Guinea	93	—	—	93	0.06
Paraguay	622	100	169	353	0.23
Peru	3,338	195	1,249	1,894	1.23
Philippines	5,499	—	1,804	3,695	2.40
Poland	7,991	—	95	7,896	5.13
Romania	6,647	1,365	550	4,732	3.07
Russian Federation	1,421	—	404	1,017	0.66

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	67

Summary Statement of Loans (continued)

June 30, 2014

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans Oustanding	Percentage of total loans outstanding[c]
Serbia	$2,537	$339	$239	$1,959	1.27%
Seychelles	32	—	—	32	0.02
Slovak Republic	60	—	—	60	0.04
Slovenia	*	—	—	*	*
South Africa	3,712	—	2,201	1,511	0.98
Sri Lanka	315	102	160	53	0.03
St. Kitts and Nevis	4	—	—	4	*
St. Lucia	12	—	—	12	0.01
St. Vincent and the Grenadines	5	—	—	5	*
Swaziland	48	—	40	8	*
Thailand	1,049	—	—	1,049	0.68
Timor-Leste	15	—	15	—	*
Trinidad and Tobago	9	—	—	9	0.01
Tunisia	2,651	422	175	2,054	1.33
Turkey	15,115	297	1,178	13,640	8.86
Turkmenistan	5	—	—	5	*
Ukraine	5,489	632	761	4,096	2.66
Uruguay	1,702	—	705	997	0.65
Uzbekistan	584	168	235	181	0.12
Vietnam	2,068	200	740	1,128	0.73
Zimbabwe	462	—	—	462	0.30

Subtotal	$212,249	$11,362	$47,087	$153,800	99.86%
International Finance Corporation	221	—	—	221	0.14%

Total—June 30, 2014	$212,470	$11,362	$47,087	$154,021	100.00%

Total—June 30, 2013	$205,082	$10,980	$50,326	$143,776

*	Indicates amount less than 0.005 percent

Notes

a.	Loans totaling $5,403 million ($6,572 million—June 30, 2013) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $5,959 million ($4,408 million – June 30, 2013) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents to IBRD.
b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $127 million ($80 million—June 30, 2013).
c.	May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements

68	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Statement of Subscriptions to

Capital Stock and Voting Power

June 30, 2014

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	903	0.04%
Albania	830	0.04	100.1	3.6	96.5	1,433	0.07
Algeria	10,611	0.55	1,280.1	76.9	1,203.2	11,214	0.55
Angola	2,676	0.14	322.8	17.5	305.3	3,279	0.16
Antigua and Barbuda	520	0.03	62.7	1.3	61.4	1,123	0.05
Argentina	18,180	0.94	2,193.1	132.2	2,060.9	18,783	0.92
Armenia	1,139	0.06	137.4	5.9	131.5	1,742	0.09
Australia[c]	28,927	1.50	3,489.6	214.1	3,275.5	29,530	1.45
Austria[c]	13,262	0.69	1,599.9	96.6	1,503.3	13,865	0.68
Azerbaijan	1,646	0.09	198.6	9.7	188.9	2,249	0.11
Bahamas, The	1,071	0.06	129.2	5.4	123.8	1,674	0.08
Bahrain	1,103	0.06	133.1	5.7	127.4	1,706	0.08
Bangladesh	4,854	0.25	585.6	33.9	551.7	5,457	0.27
Barbados	948	0.05	114.4	4.5	109.9	1,551	0.08
Belarus	3,903	0.20	470.8	26.5	444.3	4,506	0.22
Belgium[c]	32,414	1.68	3,910.3	240.6	3,669.7	33,017	1.62
Belize	586	0.03	70.7	1.8	68.9	1,189	0.06
Benin	868	0.04	104.7	3.9	100.8	1,471	0.07
Bhutan	565	0.03	68.2	1.2	67.0	1,168	0.06
Bolivia, Plurinational State of	1,785	0.09	215.3	10.8	204.5	2,388	0.12
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	1,152	0.06
Botswana	615	0.03	74.2	2.0	72.2	1,218	0.06
Brazil	34,022	1.76	4,104.2	245.7	3,858.5	34,625	1.69
Brunei Darussalam	2,373	0.12	286.3	15.2	271.1	2,976	0.15
Bulgaria	5,215	0.27	629.1	36.5	592.6	5,818	0.28
Burkina Faso	868	0.04	104.7	3.9	100.8	1,471	0.07
Burundi	716	0.04	86.4	3.0	83.4	1,319	0.06
Cabo Verde, Republic of	508	0.03	61.3	1.2	60.1	1,111	0.05
Cambodia	214	0.01	25.8	2.6	23.2	817	0.04
Cameroon	1,527	0.08	184.2	9.0	175.2	2,130	0.10
Canada[c]	58,354	3.02	7,039.5	433.1	6,606.4	58,957	2.89
Central African Republic	862	0.04	104.0	3.9	100.1	1,465	0.07
Chad	862	0.04	104.0	3.9	100.1	1,465	0.07
Chile	8,259	0.43	996.3	59.2	937.1	8,862	0.43
China	106,594	5.52	12,859.0	774.8	12,084.2	107,197	5.25
Colombia	9,730	0.50	1,173.8	69.7	1,104.1	10,333	0.51
Comoros	282	0.01	34.0	0.3	33.7	885	0.04
Congo, Democratic Republic of	2,643	0.14	318.8	25.4	293.4	3,246	0.16
Congo, Republic of	927	0.05	111.8	4.3	107.5	1,530	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	836	0.04
Cote d’Ivoire	3,012	0.16	363.4	18.2	345.2	3,615	0.18
Croatia	2,662	0.14	321.1	20.0	301.1	3,265	0.16
Cyprus	1,461	0.08	176.2	8.4	167.8	2,064	0.10
Czech Republic[c]	7,441	0.39	897.6	54.1	843.5	8,044	0.39
Denmark[c]	17,796	0.92	2,146.8	129.2	2,017.6	18,399	0.90
Djibouti	559	0.03	67.4	1.6	65.8	1,162	0.06
Dominica	504	0.03	60.8	1.1	59.7	1,107	0.05
Dominican Republic	2,092	0.11	252.4	13.1	239.3	2,695	0.13
Ecuador	2,771	0.14	334.3	18.2	316.1	3,374	0.17
Egypt, Arab Republic of	8,896	0.46	1,073.2	63.9	1,009.3	9,499	0.46

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	69

Statement of Subscriptions to

Capital Stock and Voting Power (continued)

June 30, 2014

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	141	0.01%	$17.0	$1.7	$15.3	744	0.04%
Equatorial Guinea	715	0.04	86.3	2.7	83.6	1,318	0.06
Eritrea	593	0.03	71.5	1.8	69.7	1,196	0.06
Estonia	985	0.05	118.8	4.7	114.1	1,588	0.08
Ethiopia	978	0.05	118.0	4.7	113.3	1,581	0.08
Fiji	987	0.05	119.1	4.8	114.3	1,590	0.08
Finland[c]	10,357	0.54	1,249.4	74.9	1,174.5	10,960	0.54
France[c]	82,292	4.26	9,927.3	613.7	9,313.6	82,895	4.06
Gabon	987	0.05	119.1	5.1	114.0	1,590	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	1,146	0.06
Georgia	1,584	0.08	191.1	9.3	181.8	2,187	0.11
Germany[c]	92,501	4.79	11,158.9	688.4	10,470.5	93,104	4.56
Ghana	1,525	0.08	184.0	12.7	171.3	2,128	0.10
Greece[c]	1,684	0.09	203.1	14.1	189.0	2,287	0.11
Grenada	531	0.03	64.1	1.4	62.7	1,134	0.06
Guatemala	2,001	0.10	241.4	12.4	229.0	2,604	0.13
Guinea	1,292	0.07	155.9	7.1	148.8	1,895	0.09
Guinea-Bissau	540	0.03	65.1	1.4	63.7	1,143	0.06
Guyana	1,058	0.05	127.6	5.3	122.3	1,661	0.08
Haiti	1,067	0.06	128.7	5.4	123.3	1,670	0.08
Honduras	641	0.03	77.3	2.3	75.0	1,244	0.06
Hungary	9,415	0.49	1,135.8	67.9	1,067.9	10,018	0.49
Iceland[c]	1,258	0.07	151.8	6.8	145.0	1,861	0.09
India	61,890	3.21	7,466.1	450.0	7,016.1	62,493	3.06
Indonesia	18,658	0.97	2,250.8	135.6	2,115.2	19,261	0.94
Iran, Islamic Republic of	31,205	1.62	3,764.4	227.1	3,537.3	31,808	1.56
Iraq	2,808	0.15	338.7	27.1	311.6	3,411	0.17
Ireland[c]	6,404	0.33	772.5	45.3	727.2	7,007	0.34
Israel	6,019	0.31	726.1	42.4	683.7	6,622	0.32
Italy[c]	50,952	2.64	6,146.6	379.4	5,767.2	51,555	2.52
Jamaica	2,715	0.14	327.5	17.8	309.7	3,318	0.16
Japan[c]	165,444	8.57	19,958.3	1,222.2	18,736.1	166,047	8.13
Jordan	1,388	0.07	167.4	7.8	159.6	1,991	0.10
Kazakhstan	2,985	0.15	360.1	19.8	340.3	3,588	0.18
Kenya	2,461	0.13	296.9	15.9	281.0	3,064	0.15
Kiribati	465	0.02	56.1	0.9	55.2	1,068	0.05
Korea, Republic ofc	30,962	1.60	3,735.1	222.7	3,512.4	31,565	1.54
Kosovo, Republic of	966	0.05	116.5	5.2	111.3	1,569	0.08
Kuwait	13,416	0.70	1,618.4	97.4	1,521.0	14,019	0.69
Kyrgyz Republic	1,107	0.06	133.5	5.7	127.8	1,710	0.08
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	781	0.04
Latvia	1,569	0.08	189.3	9.1	180.2	2,172	0.11
Lebanon	340	0.02	41.0	1.1	39.9	943	0.05
Lesotho	663	0.03	80.0	2.3	77.7	1,266	0.06
Liberia	463	0.02	55.9	2.6	53.3	1,066	0.05
Libya	7,840	0.41	945.8	57.0	888.8	8,443	0.41
Lithuania	1,507	0.08	181.8	8.7	173.1	2,110	0.10
Luxembourg[c]	1,652	0.09	199.3	9.8	189.5	2,255	0.11
Macedonia, Former Yugoslav Republic of	427	0.02	51.5	3.2	48.3	1,030	0.05
Madagascar	1,422	0.07	171.5	8.1	163.4	2,025	0.10
Malawi	1,094	0.06	132.0	5.6	126.4	1,697	0.08

70	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Statement of Subscriptions to

Capital Stock and Voting Power (continued)

June 30, 2014

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malaysia	9,125	0.47%	$1,100.8	$65.9	$1,034.9	9,728	0.48%
Maldives	469	0.02	56.6	0.9	55.7	1,072	0.05
Mali	1,162	0.06	140.2	6.1	134.1	1,765	0.09
Malta	1,074	0.06	129.6	5.4	124.2	1,677	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,072	0.05
Mauritania	900	0.05	108.6	4.1	104.5	1,503	0.07
Mauritius	1,242	0.06	149.8	6.7	143.1	1,845	0.09
Mexico	19,098	0.99	2,303.9	139.0	2,164.9	19,701	0.96
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,082	0.05
Moldova	1,368	0.07	165.0	7.6	157.4	1,971	0.10
Mongolia	466	0.02	56.2	2.3	53.9	1,069	0.05
Montenegro	688	0.04	83.0	3.2	79.8	1,291	0.06
Morocco	6,339	0.33	764.7	42.9	721.8	6,942	0.34
Mozambique	930	0.05	112.2	4.8	107.4	1,533	0.08
Myanmar	2,484	0.13	299.7	16.1	283.6	3,087	0.15
Namibia	1,523	0.08	183.7	8.8	174.9	2,126	0.10
Nepal	968	0.05	116.8	4.6	112.2	1,571	0.08
Netherlands[c]	41,698	2.16	5,030.2	309.6	4,720.6	42,301	2.07
New Zealand[c]	7,236	0.37	872.9	51.9	821.0	7,839	0.38
Nicaragua	608	0.03	73.3	2.1	71.2	1,211	0.06
Niger	852	0.04	102.8	3.8	99.0	1,455	0.07
Nigeria	12,774	0.66	1,541.0	92.7	1,448.3	13,377	0.65
Norway[c]	12,851	0.67	1,550.3	93.3	1,457.0	13,454	0.66
Oman	1,561	0.08	188.3	9.1	179.2	2,164	0.11
Pakistan	9,927	0.51	1,197.5	72.0	1,125.5	10,530	0.52
Palau	16	*	1.9	0.2	1.7	619	0.03
Panama	385	0.02	46.4	3.2	43.2	988	0.05
Papua New Guinea	1,294	0.07	156.1	7.1	149.0	1,897	0.09
Paraguay	1,229	0.06	148.3	6.6	141.7	1,832	0.09
Peru	6,856	0.36	827.1	48.6	778.5	7,459	0.37
Philippines	8,825	0.46	1,064.6	63.2	1,001.4	9,428	0.46
Poland[c]	10,977	0.57	1,324.2	79.6	1,244.6	11,580	0.57
Portugal[c]	5,460	0.28	658.7	38.5	620.2	6,063	0.30
Qatar	1,389	0.07	167.6	11.1	156.5	1,992	0.10
Romania	4,011	0.21	483.9	30.5	453.4	4,614	0.23
Russian Federation	45,831	2.38	5,528.8	333.9	5,194.9	46,434	2.27
Rwanda	1,046	0.05	126.2	5.2	121.0	1,649	0.08
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	878	0.04
St. Lucia	552	0.03	66.6	1.5	65.1	1,155	0.06
St. Vincent and the Grenadines	278	0.01	33.5	0.3	33.2	881	0.04
Samoa	531	0.03	64.1	1.4	62.7	1,134	0.06
San Marino	595	0.03	71.8	2.5	69.3	1,198	0.06
Sao Tome and Principe	495	0.03	59.7	1.1	58.6	1,098	0.05
Saudi Arabia	45,831	2.38	5,528.8	335.0	5,193.8	46,434	2.27
Senegal	2,072	0.11	250.0	13.0	237.0	2,675	0.13
Serbia	2,846	0.15	343.3	21.5	321.8	3,449	0.17
Seychelles	263	0.01	31.7	0.2	31.5	866	0.04
Sierra Leone	718	0.04	86.6	3.0	83.6	1,321	0.06
Singapore	5,569	0.29	671.8	41.9	629.9	6,172	0.30
Slovak Republic[c]	3,216	0.17	388.0	23.0	365.0	3,819	0.19

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	71

Statement of Subscriptions to

Capital Stock and Voting Power (continued)

June 30, 2014

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Slovenia[c]	1,536	0.08%	$185.3	$11.5	$173.8	2,139	0.10%
Solomon Islands	513	0.03	61.9	1.2	60.7	1,116	0.05
Somalia	552	0.03	66.6	3.3	63.3	1,155	0.06
South Africa	16,180	0.84	1,951.9	117.5	1,834.4	16,783	0.82
South Sudan	1,437	0.07	173.4	8.6	164.8	2,040	0.10
Spain[c]	42,298	2.19	5,102.6	310.3	4,792.3	42,901	2.10
Sri Lanka	3,817	0.20	460.5	26.1	434.4	4,420	0.22
Sudan	850	0.04	102.5	7.2	95.3	1,453	0.07
Suriname	412	0.02	49.7	2.0	47.7	1,015	0.05
Swaziland	440	0.02	53.1	2.0	51.1	1,043	0.05
Sweden[c]	17,988	0.93	2,170.0	132.0	2,038.0	18,591	0.91
Switzerland[c]	32,646	1.69	3,938.3	240.9	3,697.4	33,249	1.63
Syrian Arab Republic	2,202	0.11	265.6	14.0	251.6	2,805	0.14
Tajikistan	1,060	0.05	127.9	5.3	122.6	1,663	0.08
Tanzania	1,295	0.07	156.2	10.0	146.2	1,898	0.09
Thailand	9,567	0.50	1,154.1	68.5	1,085.6	10,170	0.50
Timor-Leste	517	0.03	62.4	1.9	60.5	1,120	0.05
Togo	1,105	0.06	133.3	5.7	127.6	1,708	0.08
Tonga	494	0.03	59.6	1.1	58.5	1,097	0.05
Trinidad and Tobago	2,664	0.14	321.4	17.6	303.8	3,267	0.16
Tunisia	719	0.04	86.7	5.7	81.0	1,322	0.06
Turkey	25,643	1.33	3,093.4	185.1	2,908.3	26,246	1.28
Turkmenistan	526	0.03	63.5	2.9	60.6	1,129	0.06
Tuvalu	461	0.02	55.6	1.5	54.1	1,064	0.05
Uganda	617	0.03	74.4	4.4	70.0	1,220	0.06
Ukraine	10,977	0.57	1,324.2	79.3	1,244.9	11,580	0.57
United Arab Emirates	2,385	0.12	287.7	22.6	265.1	2,988	0.15
United Kingdom[c]	82,292	4.26	9,927.3	632.9	9,294.4	82,895	4.06
United States[c]	306,189	15.87	36,937.1	2,296.7	34,640.4	306,792	15.02
Uruguay	3,063	0.16	369.5	20.4	349.1	3,666	0.18
Uzbekistan	2,493	0.13	300.7	16.1	284.6	3,096	0.15
Vanuatu	586	0.03	70.7	1.8	68.9	1,189	0.06
Venezuela, Republica Bolivariana de	20,361	1.06	2,456.2	150.8	2,305.4	20,964	1.03
Vietnam	968	0.05	116.8	8.1	108.7	1,571	0.08
Yemen, Republic of	2,212	0.11	266.8	14.0	252.8	2,815	0.14
Zambia	2,810	0.15	339.0	20.0	319.0	3,413	0.17
Zimbabwe	3,575	0.19	431.3	22.4	408.9	4,178	0.20

Total—June 30, 2014	1,929,711	100.00%	$232,791	$14,005	$218,786	2,043,075	100.00%

Total—June 30, 2013	1,850,047		$223,181	$13,434	$209,747	1,958,711

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of Development Assistance Committee of the Organization for Economic Cooperation and Development.

The Notes to Financial Statements are an integral part of these Statements.

72	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Notes to Financial Statements

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. The reclassifications included the following: effective July 1, 2013, accrued interest on borrowings and derivatives (Client operations, Borrowings and Others), which was previously shown as part of other assets and other liabilities, is now included in the corresponding line items under borrowings, derivative assets and derivative liabilities. As a result, borrowings, derivative assets and derivative liabilities as of June 30, 2013 have increased by $906 million, $1,461 million and $1,322 million, respectively. Correspondingly, other assets and other liabilities have decreased by $227 million and $994 million, respectively. There was no net effect on IBRD’s equity. In addition, effective from the quarter ended March 31, 2014, all unrealized gains or losses, net, associated with the loans, borrowings, equity management and client operations (non-trading portfolios) were reclassified from the Fair value adjustments on non-trading portfolios, net line to the respective revenue and expense lines on the Statement of Income. As a result, for the fiscal year ended June 30, 2013, total revenue decreased by $1,479 million, total expenses decreased by $1,484 million and fair value adjustments on non-trading portfolios, net of $5 million gains is no longer shown on the Statement of Income. For the fiscal year ended June 30, 2012, total revenue increased by $1,438 million, total expenses increased by $2,247 million and fair value adjustments on non-trading portfolios, net of $809 million losses is no longer shown on the Statement of Income. There was no effect on IBRD’s equity and net income due to these reclassifications.

On August 7, 2014, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations, for the convenience of its members and other users. IBRD is an international organization which, conducts its operations in the currencies of all of its members and considers each of its member’s currencies to be a functional currency.

IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. Under these policies, IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	73

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a demand note, which are due on demand. Certain demand notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable Amounts to Maintain Value of Currency Holdings. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. All MOV payable balances are included in Liabilities, under Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital.

Withdrawal of Membership:    Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses when incurred, upon approval. The transfers are funded either from the immediately preceding fiscal year’s Net Income or Surplus.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Long-Term Income Portfolio (LTIP) reserve, and Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise

74	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the pension reserve also includes investment income earned on the Post-Employment Benefits Plan (PEBP) portfolio.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

The LTIP Reserve consists of the cumulative difference between the actual portfolio return and the fixed draw amount, representing the long-term average return on the portfolio.

Restricted Retained Earnings consists of contributions or income from prior years which are restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers.

Loans and Other Exposures:    All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swaps spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of yield. The unamortized balance of loan origination fees is included as a reduction of Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest under Revenue from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia. These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996, which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. Currently, there are no borrowers with loans in nonaccrual status that meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	75

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. IBRD considers all exposures in nonaccrual status to be impaired. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Other Exposures:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans.

Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Second, each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. Finally, the provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ ratings is based on various factors (see Note D—Loans and Other Exposures). IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and other exposures accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to revenue.

For loans that are reported at fair value, the determination of the fair value takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted cash Due from Banks.

Restricted Cash:    This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for speficied purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts, referred to as restricted cash, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

76	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value or at face value, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, Assets-backed Securities (ABS) and Mortgage-backed Securities To-Be-Announced (TBA securities). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Statement of Income. Derivative instruments used in liquidity management are not designated as hedging instruments.

As of June 30, 2013, IBRD classified and accounted for its investment securities as either trading or AFS. The AFS portfolio was established during the year ended June 30, 2013 as part of IBRD’s equity duration extension strategy. During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated.

Dividends and interest revenue, including amortization of the premium and discount arising at acquisition, are included in net income.

Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included as part of Investments, net-Trading in the Statement of Income.

Unrealized gains and losses relating to AFS securities are included in Accumulated Other Comprehensive income (AOCI).

Realized gains and losses on trading and AFS securities are recognized in the Statement of Income when securities are sold.

At the end of each reporting period IBRD evaluates each AFS security for impairment. An impairment is considered to have occurred when the fair value has declined below amortized cost. In determining whether an impairment is other-than-temporary, IBRD considers the severity and duration of the decline in fair value, the length of time expected for recovery, the financial condition of the issuer, and other qualitative factors, as well as whether IBRD either plans to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost. If IBRD does not intend to sell an AFS security and it is not more likely than not that it will be required to sell the security before the recovery of the amortized cost, the impairment is separated between credit related and non-credit related. The credit related impairment is recorded in net income while the noncredit-related impairment is recognized in AOCI. If IBRD intends to sell an AFS security or it will more likely than not be required to sell the security before recovery of the amortized cost, IBRD records the full amount of the impairment in net income as OTTI.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	77

resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts, which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD fair values all the financial instruments in the borrowing portfolio with the changes in fair value recognized in the related Unrealized gains and losses, net, line in the Statement of Income.

Interest expense relating to the debt instruments carried at fair value is measured on an effective yield basis and is reported as part of the Borrowing expenses in the Statement of Income.

For presentation purposes, amortization of discounts and premiums is included in Borrowing expenses in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest income/expenses as well as gains and losses on these derivatives are reflected as part of Investments, net-Trading in the Statement of Income.

IBRD uses derivatives in its borrowing and asset/liability management activities. In the borrowing portfolio, derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Borrowing expenses on the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized gains and losses, net.

78	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge borrowings, in a manner consistent with the presentation of the borrowings-related cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rates volatilities.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment.

To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. In instances where management relies on valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as the inputs applied in determining those values.

As of June 30, 2014 and June 30, 2013, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables:    Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as revenue, unless the donor specifies a third party beneficiary. In those cases IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014     79

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Donor Contributions to Trust Funds:    For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributions are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from the trust funds are recorded as expenses with corresponding amounts recognized as revenue. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned. For those IBRD-executed trust funds where IBRD acts as an intermediary agent, undisbursed third party donor contributes are recorded as assets held on behalf of the specified beneficiaries, with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds and Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of June 30, 2014, IBRD believes that the Act has not had any significant effect on its business.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. Subsequently, in January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which has clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, as well as repurchase agreements, reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with US GAAP or subject to an enforceable master netting arrangement or similar agreement. For IBRD, the ASUs were effective from the quarter ended September 30, 2013, and resulted in additional disclosures, which are reflected in Note C—Investments and Note F-Derivative Instruments.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements were effective from the quarter ended September 30, 2013 and resulted in additional disclosures, which are reflected in Note J—Pension and Other Post Retirement Benefits and Note K—Comprehensive Income.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU provides a common framework for revenue recognition for U.S. GAAP and International Financial Reporting Standards (IFRS), and supersedes most of the existing revenue recognition guidance in US GAAP. The core principle of the guidance is that an entity recognizes revenue when it transfers control of promised goods and services to customers in an amount that reflects consideration to which the entity expects to be entitled. The ASU also requires additional quantitative and qualitative disclosures to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. For IBRD, the ASU will be effective from the quarter ending September 30, 2017. IBRD is currently evaluating the impact of this ASU on its financial statements.

80    IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The ASU requires repurchase-to-maturity transactions and some repurchase financing arrangements to be accounted as secured borrowings. It also requires additional disclosures about certain transactions accounted for as sales and the nature of collateral pledged for transactions accounted for as secured borrowings. For IBRD, the ASU will be effective from the quarter ending March 31, 2015. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    The following table provides a summary of the changes in IBRD’s authorized and subscribed shares during the fiscal years ended June 30, 2014 and June 30, 2013:

	Authorized shares	Subscribed shares
As of June 30, 2012	2,307,600	1,702,605
General and Selective Capital Increase (GCI/SCI)	—	147,442

As of June 30, 2013	2,307,600	1,850,047
GCI/SCI	—	79,664

As of June 30, 2014	2,307,600	1,929,711

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital during the fiscal years ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	17,787	(16,771)	1,016

As of June 30, 2013	$223,181	$(209,747)	$13,434
GCI/SCI	9,610	(9,039)	571

As of June 30, 2014	$232,791	$(218,786)	$14,005

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity at June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
(Receivable) Payable
MOV receivable	$(221)	$(201)

Net Deferred MOV payable	512	532
Deferred demand obligations	(130)	(130)

Deferred MOV	$382	$402

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014     81

NOTE C—INVESTMENTS

As of June 30, 2014, IBRD’s investments include the liquid assets portfolio, holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), PEBP holdings and Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan. During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated.

The composition of IBRD’s net investment portfolio as of June 30, 2014 and June 30, 2013 was as follows:

In millions of U.S. dollars

Net investments portfolio	June 30, 2014	June 30, 2013
Liquid assets portfolio	$41,568	$32,566
AFS securities	—	(154)
PCRF holdings	44	39
AMC holdings	280	257
PEBP holdings	816	683

Total	$42,708	$33,391

Investments held by IBRD are designated as trading or AFS and are carried and reported at fair value, or at face value which approximates fair value. As of June 30, 2014, the majority of Investments is comprised of time deposits and government and agency obligations (52% and 36%, respectively), with all the instruments being classified as Level 1 and Level 2 within the fair value hierarchy.

The majority of the instruments in the Investment portfolio are denominated in U.S. dollars (USD), euro (EUR) and Japanese yen (JPY) (72%, 9% and 6%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio has an average repricing of 0.28 years, and is predominantly denominated in USD (96%).

A summary of IBRD’s Investments at June 30, 2014 and June 30, 2013, is as follows:

In millions of U.S. dollars

	June 30, 2014		June 30, 2013
Trading
Equity securities	$477	[a]	$274
Government and agency obligations	15,377		16,381
Time deposits	22,104		12,482
ABS	4,454		3,457

	42,412		32,594
AFS
Government obligations	—		2,538
Time deposits	—		32

	—		2,570

Total	$42,412		$35,164

a.	Includes $50 million of alternative investments held in PEBP holdings.

82	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table summarizes the currency composition of IBRD’s Investments, at June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014		June 30, 2013
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Trading
Euro	$3,924	0.65	$5,092	0.72
Japanese yen	2,400	0.58	2,128	0.33
U.S. dollars	30,559	0.50	18,348	0.66
Others	5,529	0.56	7,026	0.64

	$42,412	0.53	$32,594	0.64

AFS

U.S. dollars	$—	—	$2,570	9.76

Total	$42,412		$35,164

a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	83

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
Investments
Trading	$42,412	$32,594
AFS	—	2,570

Total	42,412	35,164

Securities purchased under resale agreements	3,070	1,710
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received
Investments-Trading	(3,390)	(4,489)
Investments-AFS[a]	—	(2,539)

Total	(3,390)	(7,028)

Derivative assets
Currency forward contracts	5,167	4,989
Currency swaps	8,264	9,464
Interest rate swaps	80	89
Swaptions, exchange traded options and futures contracts	3	8
Other[b]	*	—

Total	13,514	14,550

Derivative liabilities
Currency forward contracts	(5,154)	(4,996)
Currency swaps	(8,520)	(9,574)
Interest rate swaps	(133)	(212)
Swaptions, exchange traded options and futures contracts	(13)	(* )
Other[b]	—	(1)

Total	(13,820)	(14,783)

Cash held in investment portfolio[c]	3,428	4,251
Receivable from investment securities traded	47	73
Short term borrowings[d]	—	(409)
Payable for investment securities purchased	(2,553)	(137)

Net Investment Portfolio	$42,708	$33,391

a.	This amount is included under New issues-Medium and long-term borrowings on the Statement of Cash Flows.
b.	These amounts relate to TBA securities.
c	This amount is included in Unrestricted cash under Due from Banks on the Balance Sheet.
d	As of June 30, 2013, this amount is included in Borrowings on the Balance Sheet; on the Statement of Cash Flows, $227 million is included under Investments-Trading, net while $182 million is included under Net short-term borrowings.
*	Indicates amount less than $0.5 million.

84	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2014 and June 30, 2013:

In millions of U.S. dollars equivalent

	June 30, 2014		June 30, 2013
Currency	Carrying value	Average Repricing (years)[a]	Carrying value	Average Repricing (years)[a]
Trading
U.S. dollars	$41,089	0.27	$31,856	0.26
Others	1,619	0.55	1,689	0.53

	$42,708	0.28	$33,545	0.27

AFS

U.S. dollars	$—	—	$(154)	†

Total	$42,708		$33,391

†	Indicates amounts not meaningful.
a.	The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed. Equity securities are not subject to repricing.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2014, there was $38 million short sales included in Payable for investment securities purchased on the Balance Sheet (Nil—June 30, 2013).

For the fiscal year ended June 30, 2014, IBRD’s revenue included $176 million of net unrealized losses (net unrealized gains of $49 million—fiscal year ended June 30, 2013 and net unrealized losses of $8 million—fiscal year ended June 30, 2012).

During the fiscal year ended June 30, 2014, the AFS portfolio was liquidated, resulting in $240 million of realized losses, included in Equity management, net on the Statement of Income. The total proceeds from the sale of these securities were $2,484 million.

At June 30, 2013, due to the intent to sell, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired (OTTI). For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income. These losses, which were due to interest rate increases, represented write-downs to fair value.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value by major type of AFS security, as at June 30, 2013:

In millions of U.S. dollars

	AFS
	Total amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Government obligations	$2,698	$—	$(160)	$2,538
Time deposits	32	—	—	32

Total	$2,730	$—	$(160)	$2,570

The maturity structure of IBRD’s AFS investments by major type, at June 30, 2013 was as follows:

In millions of U.S. dollars

	AFS
	Government Obligations	Time Deposits	Total
Less than 1 year	$—	$32	$32
1-5 years	—	—	—
5-10 years	2,538	—	2,538
More than 10 years	—	—	—

Total	$2,538	$32	$2,570

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014    85

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments—Trading
Equity securities	$276	$201	[a]	$—	$477
Government and agency obligations	4,521	10,856		—	15,377
Time deposits	2,433	19,671		—	22,104
ABS	—	4,454		—	4,454

Total Investments—Trading	7,230	35,182		—	42,412

Investments—AFS
Government obligations	—	—		—	—
Time deposits	—	—		—	—

Total Investments—AFS	—	—		—	—

Securities purchased under resale agreements	19	3,051		—	3,070
Derivative assets-Investments
Currency forward contracts	—	5,167		—	5,167
Currency swaps	—	8,264		—	8,264
Interest rate swaps	—	80		—	80
Swaptions, exchange traded options and futures contracts	—	3		—	3
Other[b]	—	*		—	*

Total Derivative assets—Investments	—	13,514		—	13,514

Total	$7,249	$51,747		$—	$58,996

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[c]	$—	$156		$—	$156
Derivative liabilities—Investments
Currency forward contracts	—	5,154		—	5,154
Currency swaps	—	8,520		—	8,520
Interest rate swaps	—	133		—	133
Swaptions, exchange traded options and futures contracts	10	3		—	13
Other[b]	—	—		—	—

Total Derivative liabilities—Investments	10	13,810		—	13,820

Total	$10	$13,966		$—	$13,976

a.	Includes $50 million of alternative investments held in PEBP holdings.
b.	These amounts relate to TBA securities.
c.	Excludes $3,234 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

86	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities		$219	$55	$—	$274
Government and agency obligations		3,242	13,139	—	16,381
Time deposits		1,750	10,732	—	12,482
ABS		—	3,457	—	3,457

Total Investments—Trading		5,211	27,383	—	32,594

Investments—AFS
Government obligations		2,538	—	—	2,538
Time deposits		32	—	—	32

Total investments—AFS		2,570	—	—	2,570

Securities purchased under resale agreements		1,311	399	—	1,710
Derivative assets—Investments
Currency forward contracts		—	4,989	—	4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8
Other[a]		—	—	—	—

Total Derivative assets—Investments		8	14,542	—	14,550

Total		$9,100	$42,324	$—	$51,424

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]		$—	$2,662	$—	$2,662
Derivative liabilities—Investments
Currency forward contracts		—	4,996	—	4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

Total Derivative liabilities—Investments		*	14,783	—	14,783

Total	$	*	$17,445	$—	$17,445

a.	These amounts relate to TBA securities.
b.	Excludes $4,366 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	87

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of June 30, 2014 and June 30, 2013.

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
Collateral received
Cash	$3,234	$4,366
Securities	2,785	3,258

Total collateral received	6,019	7,624

Collateral permitted to be repledged	$6,019	$7,624
Amount of collateral repledged	—	—

As of June 30, 2014, IBRD received total cash collateral of $3,234 million ($4,366 million—June 30, 2013), of which $2,114 million was invested in highly liquid instruments ($2,076 million—June 30, 2013).

Securities Lending:    IBRD may engage in securities lending and repurchases against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporates and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2014 and June 30, 2013, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements
Investments—Trading	$155	$123	Included under Investments—Trading on the Balance Sheet
Investments—AFS	$—	$2,538	Included under Investments—AFS on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$156	$2,662	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

At June 30, 2014, and June 30, 2013 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

88	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2014, securities purchased under resale agreements included $2,027 million of securities which had not settled at that date (Nil—June 30, 2013). For the remaining purchases, IBRD received securities with a fair value of $1,069 million ($1,711 million—June 30, 2013). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2013).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. IBRD’s loans are carried and reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2014, only loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments.

As of June 30, 2014, 83% of IBRD’s loans carried variable interest rates. IBRD uses derivatives to manage repricing risk between loans and borrowings. These derivatives are included under borrowing derivatives and other derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 0.85% as of June 30, 2014 (0.88%—June 30, 2013).

The majority of the loans in the loan portfolio are denominated in USD (76%) and EUR (22%).

As of June 30, 2014, only 0.30% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.1% of the total loan portfolio. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk or High risk classes.

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or variable) at June 30, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars

	June 30, 2014
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$56	$55	$47	$48	$63	$452		$105	[b]	$74	$271	$629	$900
Weighted average rate (%)[c]	4.00	6.68	3.20	6.61	6.41	7.37		3.37		6.46	4.18	7.15	6.25
Average Maturity (years)	3.91	0.62	4.30	0.66	2.58	0.06		3.71		0.74	3.59	0.23	1.24
Single currency pool terms
Amount	$—	$16	$—	$—	$81	$3		$—		$—	$81	$19	$100
Weighted average rate (%)[c]	—	0.53	—	—	4.18	6.93		—		—	4.18	1.57	3.69
Average Maturity (years)	—	0.75	—	—	0.53	0.45		—		—	0.53	0.70	0.56
Variable-spread terms
Amount	$—	$19,748	$—	$107	$18	$75,637		$—		$908	$18	$96,400	$96,418
Weighted average rate (%)[c]	—	0.69	—	0.64	5.77	0.67		—		8.91	5.77	0.75	0.75
Average Maturity (years)	—	11.17	—	3.54	0.34	10.07		—		13.03	0.34	10.31	10.31
Fixed-spread terms
Amount	$5,148	$8,499	$27	$289	$20,275	$20,602	[b]	$832	[d]	$931	$26,282	$30,321	$56,603
Weighted average rate (%)[c]	4.38	1.01	2.59	0.69	4.11	0.89		7.14		3.11	4.26	0.99	2.51
Average maturity (years)	7.50	8.60	8.10	5.73	7.46	8.65		8.80		10.99	7.51	8.68	8.14

Loans Outstanding
Amount	$5,204	$28,318	$74	$444	$20,437	$96,694		$937		$1,913	$26,652	$127,369	$154,021
Weighted average rate (%)[c]	4.37	0.80	2.97	1.31	4.12	0.75		6.72		5.99	4.26	0.84	1.43
Average Maturity (years)	7.46	10.37	5.68	4.66	7.41	9.72		8.23		11.56	7.45	9.87	9.45

Loans Outstanding													$154,021

Less accumulated provision for loan losses and deferred loan income													2,043

Net loans outstanding													$151,978

Note: For footnotes see the following page.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	89

In millions of U.S. dollars

	June 30, 2013
	Euro		Japanese yen		U.S. dollars			Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable		Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$109	$142	$102	$133	$105	$515		$100	[b]	$87	$416	$877	$1,293
Weighted average rate (%)[c]	3.82	5.90	3.40	5.85	5.27	6.75		3.57		5.82	4.02	6.39	5.62
Average Maturity (years)	3.22	0.95	3.35	0.98	2.58	0.20		3.01		1.01	3.04	0.52	1.33
Single currency pool terms
Amount	$—	$34	$—	$—	$217	$11		$—		$—	$217	$45	$262
Weighted average rate (%)[c]	—	0.98	—	—	4.03	3.12		—		—	4.03	1.51	3.59
Average Maturity (years)	—	1.04	—	—	0.86	0.53		—		—	0.86	0.91	0.87
Variable-spread terms
Amount	$1	$16,151	$—	$132	$117	$69,497		$—		$42	$118	$85,822	$85,940
Weighted average rate (%)[c]	3.85	0.56	—	0.66	5.15	0.76		—		0.65	5.14	0.73	0.73
Average Maturity (years)	0.45	11.60	—	3.35	0.67	9.86		—		8.22	0.66	10.18	10.16
Fixed-spread terms
Amount	$4,254	$8,118	$29	$308	$21,745	$20,035	[b]	$814	[e]	$978	$26,842	$29,439	$56,281
Weighted average rate (%)[c]	4.58	0.86	2.57	0.76	4.12	0.99		7.33		3.67	4.29	1.04	2.59
Average maturity (years)	5.99	8.25	8.58	6.50	7.69	8.90		8.85		11.41	7.46	8.78	8.15

Loans Outstanding
Amount	$4,364	$24,445	$131	$573	$22,184	$90,058		$914		$1,107	$27,593	$116,183	$143,776
Weighted average rate (%)[c]	4.56	0.69	3.21	1.92	4.13	0.85		6.92		3.72	4.29	0.85	1.51
Average Maturity (years)	5.92	10.41	4.51	4.49	7.56	9.59		8.21		10.47	7.31	9.75	9.28

Loans Outstanding													$143,776

Less accumulated provision for loan losses and deferred loan income													2,084

Net loans outstanding													$141,692

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Include loans to IFC.
c.	Excludes effects of any waivers of loan interest.
d.	Includes loans at fair value of $141 million.
e.	Includes loans at fair value of $148 million.

90	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The maturity structure of IBRD’s loans at June 30, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars

	June 30, 2014
Terms / Rate Type	July 1, 2014 through June 30, 2015	July 1, 2015 through June 30, 2019		July 1, 2019 through June 30, 2024	Thereafter	Total
Multicurrency terms
Fixed	$100	$87		$60	$24	$271
Variable	574	55		—	—	629

Single currency pool terms
Fixed	71	10		—	—	81
Variable	15	4		—	—	19

Variable-spread terms
Fixed	18	—		—	—	18
Variable	4,685	18,112		24,176	49,427	96,400

Fixed-spread terms
Fixed	2,300	9,860	[a]	6,120	8,002	26,282
Variable	1,822	8,671		9,380	10,448	30,321

All Loans
Fixed	2,489	9,957		6,180	8,026	26,652
Variable	7,096	26,842		33,556	59,875	127,369

Total loans outstanding	$9,585	$36,799		$39,736	$67,901	$154,021

a.	Includes loans at fair value of $141 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	91

In millions of U.S. dollars

	June 30, 2013
Terms / Rate Type	July 1, 2013 through June 30, 2014	July 1, 2014 through June 30, 2018		July 1, 2018 through June 30, 2023	Thereafter	Total
Multicurrency terms
Fixed	$175	$145		$60	$36	$416
Variable	674	203		—	—	877

Single currency pool terms
Fixed	136	81		—	—	217
Variable	27	18		—	—	45

Variable-spread terms
Fixed	100	18		—	—	118
Variable	4,944	17,716		20,564	42,598	85,822

Fixed-spread terms
Fixed	2,150	10,227	[a]	6,522	7,943	26,842
Variable	1,841	7,965		8,872	10,761	29,439

All Loans
Fixed	2,561	10,471		6,582	7,979	27,593
Variable	7,486	25,902		29,436	53,359	116,183

Total loans outstanding	$10,047	$36,373		$36,018	$61,338	$143,776

a.	Includes loans at fair value of $148 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

92	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table provides an aging analysis of the loan portfolio as at June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$13,319	$13,319
Medium	—	—	—	—	—	—	85,477	85,477
High	—	—	—	—	—	—	54,622	54,622

Loans in accrual status[a]	—	—	—	—	—	—	153,418	153,418
Loans in nonaccrual status[a]	—	—	—	5	457	462	—	462
Loan at fair value[b]	—	—	—	—	—	—	141	141

Total	$—	$—	$—	$5	$457	$462	$153,559	$154,021

In millions of U.S. dollars

	June 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,609	$14,609
Medium	—	—	—	—	—	—	78,553	78,553
High	10	—	—	35	—	45	49,959	50,004

Loans in accrual status[a]	10	—	—	35	—	45	143,121	143,166
Loans in nonaccrual status[a]	—	—	—	5	447	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	148	148

Total	$10	$—	$—	$40	$447	$497	$143,279	$143,776

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	93

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012 are summarized below:

In millions of U.S. dollars

	June 30, 2014			June 30, 2013			June 30, 2012
	Loans	Other	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,659	$54	$1,713	$ 1,690	$35	$1,725	$1,549	$29	$1,578
Provision—(release) charge	(46)	(14)	(60)	(40)	18	(22)	181	8	189
Translation adjustment	13	1	14	9	1	10	(40)	(2)	(42)

Accumulated provision, end of the fiscal year	$1,626	$41	$1,667	$ 1,659	$54	$1,713	$1,690	$35	$1,725

Composed of accumulated provision for losses on:
Loans in accrual status	$1,395			$ 1,428			$1,459
Loans in nonaccrual status	231			231			231

Total	$1,626			$ 1,659			$1,690

Loans, end of the fiscal year:
Loans at amortized cost inaccrual status	$153,418			$143,166			$135,738
Loans at amortized cost innonaccrual status	462			462			462
Loan at fair value in accrual status	141			148			125

Total	$154,021			$143,776			$136,325

Reported as Follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative Assets – Client Operations	Other, net

At June 30, 2014, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans on June 30, 2013 was $697 million, of which $45 million was overdue on that date. Interest revenue for fiscal year ended June 30, 2013 was reduced by $7 million representing unpaid interest and other charges accrued on loans outstanding from Iran. The impact of this event was included in evaluating loan loss provision requirements associated with IBRD’s exposure as at June 30, 2013. The accumulated provision for loans to Iran as of June 30, 2013 was $52 million.

Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by Iran were restored to accrual status on that date. Interest revenue for the fiscal year ended June 30, 2014, increased by $8 million, $7 million of which represented interest and other charges that would have been accrued as of June 30, 2013 had these loans not been placed in nonaccrual status.

During the fiscal year ended June 30, 2013 there were no loans placed into nonaccrual status or restored to accrual status.

During the fiscal year ended June 30, 2014, interest revenue recognized on loans in nonaccrual status was $2 million. During the fiscal years ended June 30, 2013 and June 30, 2012, no interest income was recognized on loans in nonaccrual status.

94	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2014, and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
Recorded investment in nonaccrual loans[a]	$462	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the fiscal year[b]	462	462
Overdue amounts of nonaccrual loans:	852	809
Principal	462	452
Interest and charges	390	357

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.	For the fiscal year ended June 30, 2012: $464 million.

In millions of U.S. dollars

	2014	2013		2012
Interest income not recognized as a result of loans being in nonaccrual status	$34	$35	[a]	$37

a.	Excludes the effect of placing Iran’s loans in nonaccrual status and subsequently restoring them to accrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2014 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$852	October 2000

Guarantees

Guarantees of $1,804 million were outstanding at June 30, 2014 ($1,881 million—June 30, 2013). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At June 30, 2014, liabilities related to IBRD’s obligations under guarantees of $60 million ($59 million—June 30, 2013), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $25 million ($22 million—June 30, 2013).

During the fiscal years ended June 30, 2014 and June 30, 2013, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2014	2013	2012
Interest waivers	$115	$127	$139
Commitment charge waivers	9	15	26
Front-end fee waivers	21	15	25

Total	$145	$157	$190

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	95

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2014, loans to three countries individually generated in excess of 10 percent of loan revenue; this amounted to $244 million, $227 million, and $226 million, respectively.

The following table presents IBRD’s loan revenue and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	2014		2013
Region	Loans Outstanding	Loan Revenue	Loans Outstanding	Loan Revenue
Africa	$2,534	$52	$2,252	$14
East Asia and Pacific	30,362	416	28,978	478
Europe and Central Asia	43,973	431	39,397	480
Latin America and the Caribbean	51,395	999	48,535	1,128
Middle East and North Africa	12,141	160	11,020	161
South Asia	13,395	90	13,364	121
Other[a]	221	2	230	2

Total	$154,021	$2,150	$143,776	$2,384

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at June 30, 2014 was 2.8%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	2014	2013
Beginning of the fiscal year	$148	$125
Total realized/unrealized gains (losses) in:
Net income	9	14
Other comprehensive income	(16)	9

End of the fiscal year	$141	$148

96	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012.

In millions of U.S. dollars

Unrealized (Losses) Gains	2014	2013	2012
Statement of Income Line

Unrealized (losses) gains on Loans, net	$(2)	$4	$(1)

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their respective carrying amounts as of June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014		June 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$151,978	$149,957	$141,692	$138,010

As of June 30, 2014 and June 30, 2013, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2014 and June 30, 2013, except for the one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of June 30, 2014, the majority of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in USD, EUR, Australian dollar (AUD) and GBP (57%, 12%, 10% and 4%, respectively).

IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives also include derivatives which convert fixed interest rate loan repayments to variable interest rate loan repayments. After the effect of these derivatives (excluding those which convert fixed interest rate loan repayments to variable interest rate loan repayments), the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.2% as of June 30, 2014 (0.3% as of June 30, 2013).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014	WAC[a] (%)	June 30, 2013	WAC[a] (%)
Fixed	$131,334	2.70	$116,919	2.87
Variable	24,382	1.97	20,341	2.06

Borrowings [b]	$155,716	2.59%	$137,260	2.75%
Fair value adjustment	5,310		5,146

Borrowings at fair value	$161,026		$142,406

a.	WAC refers to weighted average cost.
b.	At amortized cost.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	97

At June 30, 2014 and June 30, 2013, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2014	June 30, 2013
U.S. dollar	57.3%	55.8%
Euro	12.0	10.0
Australian dollar	10.2	9.2
Pound sterling	4.2	5.1
Japanese yen	3.9	6.4
New Zealand dollar	2.7	1.9
Others	9.7	11.6

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2014 and June 30, 2013 was as follows:

In millions of U.S. dollars

Period	June 30, 2014	June 30, 2013
Less than 1 year	$38,642	$ 35,709
Between
1 - 2 years	32,748	29,138
2 - 3 years	28,718	20,902
3 - 4 years	10,738	19,095
4 - 5 years	20,363	4,790
Thereafter	29,817	32,772

	$161,026	$142,406

IBRD’s borrowings have original maturities ranging from 25 days to 50 years, with the final maturity in 2064.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
Level 1	$—	$225
Level 2	157,143	135,670
Level 3	3,883	6,511

	$161,026	$142,406

98	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	2014	2013
Beginning of the fiscal year	$6,511	$11,014
Total realized/unrealized losses (gains) in:
Net income	522	1,902
Other comprehensive income	(158)	(1,825)
Issuances	332	207
Settlements	(2,024)	(3,236)
Transfers (out of) into, net	(1,300)	(1,551)

End of the fiscal year	$3,883	$6,511

The following table provides information on the unrealized gains or losses included in revenue for the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012, relating to IBRD’s Level 3 borrowings still held at June 30, 2014, June 30, 2013 and June 30, 2012, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized (Losses) Gains	2014	2013	2012
Statement of Income Line
Unrealized losses on Borrowings, net	$(306)	$(1,422)	$(880)

The following table provides information on the unrealized gains or losses included in revenue for the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012 relating to IBRD’s borrowings held at June 30, 2014, June 30, 2013 and June 30, 2012, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

Unrealized Gains (Losses)	2014	2013	2012
Statement of Income Line
Unrealized gains (losses) on Borrowings, net	$87	$1,532	$(4,558)

During the fiscal years ended June 30, 2014 and June 30, 2013, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2014	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average) June 30, 2014	Range (average) June 30, 2013

Borrowings	$3,883	$6,511	Discounted cash flow	Correlations	-39% to 77% (5%)	-30% to 88% (11%)
				Long-dated interest rate volatilities	14% to 33% (22%)	15% to 30% (21%)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	99

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2014 and June 30, 2013. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars

	June 30, 2014		June 30, 2013
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of), net	$1,300	$(1,300)	$1,551	$(1,551)

	$1,300	$(1,300)	$1,551	$(1,551)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2014	$161,026	$161,751	$(725)
June 30, 2013	$142,406	$144,175	$(1,769)

The following table summarizes IBRD’s borrowings portfolio after derivatives as of June 30, 2014 and June 30, 2013.

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
Borrowings	$161,026	$142,406
Currency swaps, net	(3,769)	(2,706)
Interest rate swaps, net	(2,465)	(2,692)

	$154,792	$137,008

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F – Derivative Instruments.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

100	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

IBRD engages in an equity management strategy, which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately three years, as of June 30, 2014. This strategy seeks to increase the stability of income by taking greater exposure to long-term interest rates.

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value, with the changes in fair value recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance, $500 million was reported in other comprehensive income, representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any unrealized gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance, were recorded in net income at the time of implementation, and were offset by the unrealized gains or losses on the related derivative instruments. The unrealized gains or losses on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Unrealized gains and losses, net, under Borrowings, net in the Statement of Income.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2014 and June 30, 2013:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts—Investment—Trading[a]	$3	$8	$13	$	*

Interest rate swaps	7,769	9,312	4,151		4,270

Currency swaps[a]	146,298	129,526	142,721		126,860
Other[b]	*	—	—		1

Total Derivatives	$154,070	$138,846	$146,885		$131,131

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	101

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2014	June 30, 2013
Investments—Trading
Interest rate swaps
Notional principal	$2,910	$6,920
Credit exposure	80	89
Currency swaps (including currency forward contracts)
Credit exposure	59	173
Swaptions, exchange traded options and futures contracts [a]
Notional long position	850	1,565
Notional short position	21,228	13,847
Credit exposure	3	1
Other derivatives[b]
Notional long position	47	67
Notional short position	—	—
Credit exposure	1	—
Client operations
Interest rate swaps
Notional principal	22,691	21,908
Credit exposure	1,070	1,005
Currency swaps
Credit exposure	1,701	1,322
Borrowing portfolio
Interest rate swaps
Notional principal	180,538	150,930
Credit exposure	5,115	5,409
Currency swaps
Credit exposure	10,059	9,018
Other derivatives
Interest rate swaps
Notional principal	43,598	38,626
Credit exposure	1,504	2,809
Currency swaps
Credit exposure	41	66

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.
b.	These amounts relate to TBA securities.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position as of June 30, 2014 is $1,216 million ($1,094 million—June 30, 2013). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2014, the amount of collateral that would need to be posted would be $164 million ($131 million June 30, 2013). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,216 million ($1,094 million—June 30, 2013). In contrast, IBRD received collateral totaling $6,019 million as of June 30, 2014 ($7,624 million—June 30, 2013) in relation to swap transactions (see Note C-Investments).

102	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Amount of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012 is as follows:

In millions of U.S. dollars

	Income Statement Location	(Losses) Gains
		2014	2013	2012
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Unrealized (losses) gains on Equity management, Borrowings and Other, net	$(1,443)	$(1,377)	$1,092

Currency swaps (including currency forward contracts and structured swaps)		169	6	2,658

Total		$(1,274)	$(1,371)	$3,750

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are classified either as trading or AFS. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and (losses) on the net investment-trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

Statement of Income Line	Investments, net-trading[a]
	2014	2013	2012
Type of instrument
Fixed income	$(202)	$36	$8
Equity	26	13	(16)

	$(176)	$49	$(8)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	103

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Balance Sheet as of June 30, 2014 and June 30, 2013. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars

	June 30, 2014
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Balance Sheet	Gross Amounts Offset on the Balance Sheet	Net Amounts Presented on the Balance Sheet	Gross Amounts Recognized on the Balance Sheet	Gross Amounts Offset on the Balance Sheet	Net Amounts Presented on the Balance Sheet
Interest rate swaps	$22,482	$(14,713)	$7,769	$14,173	$(10,022)	$4,151
Currency swaps[a]	146,298	—	146,298	142,721	—	142,721
Other[b]	3	—	3	13	—	13

Total	$168,783	$(14,713)	$154,070	$156,907	$(10,022)	$146,885

Amounts subject to legally enforcable master netting agreements[c]			(145,595)			(145,595)

Net derivative positions at counterparty level before collateral			8,475			1,290

Less:
Cash collateral received[d]			2,840
Securities collateral received[d]			2,485

Net derivative exposure after collateral			$3,150

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

104	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

In millions of U.S. dollars

	June 30, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Balance Sheet	Gross Amounts Offset on the Balance Sheet	Net Amounts Presented on the Balance Sheet	Gross Amounts Recognized on the Balance Sheet	Gross Amounts Offset on the Balance Sheet	Net Amounts Presented on the Balance Sheet
Interest rate swaps	$22,150	$(12,838)	$9,312	$16,285	$(12,015)	$4,270
Currency swaps[a]	129,526	—	129,526	126,860	—	126,860
Other[b]	13	(5)	8	1	—	1

Total	$151,689	$(12,843)	$138,846	$143,146	$(12,015)	$131,131

Amounts subject to legally enforcable master netting agreements[c]			(129,900)			(129,958)

Net derivatives positions at counterparty level before collateral			8,946			1,173

Less:
Cash collateral received[d]			3,823
Securities collateral received[d]			2,731

Net derivative exposure after collateral			$2,392

a.	Includes currency forward contracts and structured swaps.
b.	These amounts relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Balance Sheet.
d.	Does not include excess collateral received.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	105

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2014
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,167	$—	$5,167
Currency swaps	—	8,264	—	8,264
Interest rate swaps	—	80	—	80
Swaptions, exchange traded options and futures contracts	—	3	—	3
Other[a]	—	*	—	*

	—	13,514	—	13,514

Client operations
Currency swaps	—	35,447	—	35,447
Interest rate swaps	—	1,070	—	1,070

	—	36,517	—	36,517

Borrowings
Currency swaps	—	92,643	4,176	96,819
Interest rate swaps	—	5,054	61	5,115

	—	97,697	4,237	101,934

Other assets/liabilities
Currency swaps	—	601	—	601
Interest rate swaps	—	1,504	—	1,504

	—	2,105	—	2,105

Total derivative assets	$—	$149,833	$4,237	$154,070

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,154	$—	$5,154
Currency swaps	—	8,520	—	8,520
Interest rate swaps	—	133	—	133
Swaptions, exchange traded options and futures contracts	10	3	—	13
Other[a]	—	—	—	—

	10	13,810	—	13,820

Client operations
Currency swaps	—	35,435	—	35,435
Interest rate swaps	—	1,104	—	1,104

	—	36,539	—	36,539

Borrowings
Currency swaps	—	89,335	3,715	93,050
Interest rate swaps	—	2,615	35	2,650

	—	91,950	3,750	95,700

Other assets/liabilities
Currency swaps	—	562	—	562
Interest rate swaps	—	264	—	264

	—	826	—	826

Total derivative liabilities	$10	$143,125	$3,750	$146,885

a.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

106	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$4,989	$—	$4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8

		8	14,542	—	14,550

Client operations
Currency swaps		—	22,902	—	22,902
Interest rate swaps		—	1,005	—	1,005

		—	23,907	—	23,907

Borrowings
Currency swaps		—	83,018	8,529	91,547
Interest rate swaps		—	5,380	29	5,409

		—	88,398	8,558	96,956

Other assets / liabilities
Currency swaps		—	624	—	624
Interest rate swaps		—	2,809	—	2,809

		—	3,433	—	3,433

Total derivative assets		$8	$130,280	$8,558	$138,846

Derivative Liabilities:
Investments
Currency forward contracts		$—	$4,996	$—	$4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

		*	14,783	—	14,783

Client operations
Currency swaps		—	22,891	—	22,891
Interest rate swaps		—	996	—	996

		—	23,887	—	23,887

Borrowings
Currency swaps		—	80,940	7,901	88,841
Interest rate swaps		—	2,690	27	2,717

		—	83,630	7,928	91,558

Other assets / liabilities
Currency swaps		—	558	—	558
Interest rate swaps		—	345	—	345

		—	903	—	903

Total derivative liabilities	$	*	$123,203	$7,928	$131,131

a.	These amounts relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	107

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014			June 30, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$628	$2	$630	$1,995	$(18)	$1,977
Total realized/unrealized gains or (losses) in:
Net income	414	27	441	1,376	20	1,396
Other comprehensive income	(122)	—	(122)	(1,827)	—	(1,827)
Issuances	(4)	(2)	(6)	(13)	—	(13)
Sales/Settlements	(307)	—	(307)	(609)	—	(609)
Transfers (out of) in, net	(148)	(1)	(149)	(294)	—	(294)

End of the fiscal year	$461	$26	$487	$628	$2	$630

Unrealized gains or losses included in revenue for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012 relating to IBRD’s Level 3 derivatives, net, still held as at these dates as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

Unrealized Gains (Losses)	2014	2013	2012
Statement of Income Line
Unrealized gains (losses) on Equity management, Borrowings and Other, net	$300	$1,080	$1,002

The table below provides the details of all inter-level transfers during the fiscal years ended June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014		June 30, 2013
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$149	$(149)	$294	$(294)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2014	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average) June 30, 2014	Range (average) June 30, 2013

Currency swaps, swaps interest rate	$487	$630	Discounted cash flow	Correlations	-39% to 77% (5%)	-30% to 88% (11%)
				Long-dated interest rate volatilities	14% to 33% (22%)	15% to 30% (21%)

108	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2011 to June 30, 2014, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve[c]	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)[c]	Restricted Retained Earnings[c]	Total
As of June 30, 2011	$293	$25,951	$1,248	$227	$437	$116	$1,442	$9	$29,723

Net income allocation[a]	—	401	(86)	75	420	109	(923)	4	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net loss for the year	—	—	—	—	—	—	(676)	—	(676)

As of June 30, 2012	$293	$26,351	$1,162	$172	$857	$225	$(26)	$13	$29,047

Net income allocation[a]	—	390	(3)	—	(809)	(225)	634	13	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(55)	—	—	55	—	—

Net income for the year	—	—	—	—	—	—	218	—	218

As of June 30, 2013	$293	$26,742	$1,159	$117	$48	$—	$881	$25	$29,265

Net income allocation[a]	—	147	(99)	200	5	—	(260)	7	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(55)	—	—	55	—	—

Net loss for the year	—	—	—	—	—	—	(978)	—	(978)

As of June 30, 2014	$293	$26,889	$1,060	$262	$53	$—	$(302)	$32	$28,287

a.	Amounts retained as Surplus from net income allocation are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 7, 2013, IBRD’s Executive Directors approved the allocation of $147 million out of the net income earned in the fiscal year ended June 30, 2013 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $99 million and an increase in Restricted Retained Earnings by $7 million.

On October 11, 2013, IBRD’s Board of Governors approved an immediate transfer to IDA of $621 million and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

On June 23, 2014, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank, by way of grant. The payment for this transfer was made on June 26, 2014.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	109

Transfers approved during the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012, are included in the following table.

In millions of U.S. dollars

Transfers funded from:	2014	2013	2012
Unallocated Net Income:
IDA	$621	$608	$520

Surplus:
IDA	—	—	—
Trust Fund for Gaza and West Bank	55	55	55
South Sudan Transition Trust Fund	—	—	75

	55	55	130

Total	$676	$663	$650

There was no amount payable for the transfers approved by the Board of Governors at June 30, 2014 and a $55 million amount payable at June 30, 2013.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At June 30, 2014 and June 30, 2013, IBRD had the following receivables from (payables to) its affiliated organizations.

In millions of U.S. dollars

	June 30, 2014
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$416	$12,221	$(12,102)	$(854)	$(319)
IFC	221	22	—	—	(181)	62
MIGA	—	3	—	—	(8)	(5)

	$221	$441	$12,221	$(12,102)	$(1,043)	$(262)

In millions of U.S. dollars

	June 30, 2013
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$413	$5,242	$(5,307)	$(887)	$(539)
IFC	230	45	—	—	(144)	131
MIGA	—	2	—	—	(6)	(4)

	$230	$460	$5,242	$(5,307)	$(1,037)	$(412)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services[a]	Other Assets—Miscellaneous
Receivables (payables) for Derivative Transactions	Derivative Assets/Liabilities—Client operations
Payable for Pension and Other Postretirement Benefits	Other Liabilities—Accounts payable and miscellaneous liabilities

a.	Include amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Accounts payable and miscelleaneous liabilities on the Balance Sheet.

110	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2014, the loan balance under this facility amounted to $25 million ($34 million—June 30, 2013) at a fixed interest rate of 3.96% and weighted average maturity of 1.71 years. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. The loan is at LIBOR minus 25 basis points (0.07% as of June 30, 2014) and is not eligible for interest waivers. At June 30, 2014, the balance of this loan was $196 million ($196 million—June 30, 2013).

During FY 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA agreed to exchange $120 million each of notional amount of exposures on their respective balance sheets with one another. Under the agreement, MIGA provided a guarantee on one of IBRD’s loan principal and interest exposure in exchange for IBRD’s guarantee of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation. As of June 30, 2014, liabilities related to IBRD’s obligation under this agreement amounted to $3 million. These include an accumulated provision for guarantee losses of less than $1 million.

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the fiscal year ended June 30, 2014, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,650 million ($1,620 million—fiscal year ended June 30, 2013, and $1,365 million—fiscal year ended June 30, 2012).

At June 30, 2014, the amount receivable for administrative services was net of IDA’s share of investments associated with PCRF.

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the fiscal year ended June 30, 2014, IBRD’s other revenue is net of revenue allocated to IDA of $281 million ($250 million—fiscal year ended June 30, 2013, and $209 million—fiscal year ended June 30, 2012).

For the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Statement of Income, as follows:

In millions of U.S. dollars

	2014	2013	2012
Fees charged to IFC	$54	$39	$38
Fees charged to MIGA	5	5	6

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	111

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds during the fiscal years ended June 30, 2014, June 30, 2013 and June 30, 2012:

In millions of U.S. dollars

	2014	2013	2012
IBRD-executed trust funds expenses	$409	$357	$341

These amounts are included in Administrative expenses and the corresponding revenue is included in Other revenue in the Statement of Income.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet as of June 30, 2014 and June 30, 2013:

In millions of U.S. dollars

	June 30, 2014	June 30, 2013
IBRD-executed trust funds	$471	$394

These amounts are included in Other Assets—Miscellaneous and the corresponding liabilities are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

During the fiscal year ended June 30, 2014, June 30, 2013 and June 30, 2012, IBRD’s revenues for the administration of trust fund operations were as follows:

In millions of U.S. dollars

	2014	2013	2012
Revenues	$56	$59	$64

These amounts are included in Other revenue in the Statement of Income.

Revenue collected from donor contributions but not yet earned by IBRD totaling $73 million at June 30, 2014 ($66 million—June 30, 2013) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

During the fiscal year ended June 30, 2014, the fee revenue from all of these investment management activities in the amount of $26 million ($24 million—June 30, 2013) is included in Other revenue on the Statement of Income.

Other Services

Donors to AMC have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

112	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

As of June 30, 2014 investments and receivables from donors relating to AMC, had a net carrying value of $628 million ($742 million—June 30, 2013). Amounts relating to investments totaled $280 million ($257 million—as of June 30, 2013) and are included in IBRD’s investment holdings. Receivables from donors are reported in Other Assets (Miscellaneous). The corresponding payables are reflected in Accounts payable and miscellaneous liabilities. Fee revenue recognized from these arrangements in the amount of $2 million ($2 million—June 30, 2013) is included in Other revenue. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in Note D—Loans and Other Exposures.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in SRP, a Retired Staff Benefits Plan (RSBP) and a PEBP that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2014, the SRP and RSBP each had a negative funded status of $974 million and $700 million, respectively. The funded status of the PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($627 million), was negative $446 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Benefit Cost
Service cost	$353	$368	$303	$85	$84	$62	$33	$30	$23
Interest cost	621	533	618	113	98	102	33	27	28
Expected return on plan assets	(771)	(719)	(780)	(107)	(100)	(106)	—	—	—
Amortization of prior service cost[a]	7	7	7	16	14	—	*	*	*
Amortization of unrecognized net loss[a]	109	191	35	28	45	25	29	30	19

Net periodic pension cost[b]	$319	$380	$183	$135	$141	$83	$95	$87	$70

of which:
IBRD’s share	$147	$176	$89	$62	$65	$40	$44	$40	$34
IDA’s share	$172	$204	$94	$73	$76	$43	$51	$47	$36

a.	Included in Amounts reclassified into net income in Note K-Comprehensive Income/Loss.
b.	Included in Administrative Expenses in the Statement of Income.
*	Indicates amount less than $0.5 million.

IBRD’s share of benefit costs is included in Administrative expenses. IDA’s share of benefit costs is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	113

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2014, and June 30, 2013. While contributions made to the SRP and RSBP are irrevocable, contributions made to the PEBP are revocable. As a result, the assets for the PEBP do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income and equity instruments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2014	2013	2014	2013	2014	2013
Projected Benefit Obligations
Beginning of year	$13,985	$14,014	$2,382	$2,389	$755	$707
Service cost	353	368	85	84	33	30
Interest cost	621	533	113	98	33	27
Participant contributions	89	83	20	19	1	1
Federal subsidy received	n.a	n.a	1	1	n.a	n.a
Plan amendments	31	—	—	17	32	—
Benefits paid	(554)	(554)	(57)	(73)	(31)	(28)
Actuarial loss (gain)	1,297	(459)	249	(153)	250	18

End of year	$15,822	$13,985	$2,793	$2,382	$1,073	$755

Fair value of plan assets
Beginning of year	13,256	12,591	1,772	1,624
Participant contributions	89	83	20	19
Actual return on assets	1,822	937	263	126
Employer contributions	235	199	95	76
Benefits paid	(554)	(554)	(57)	(73)

End of year	14,848	13,256	2,093	1,772

Funded status[a]	$(974)	$(729)	$(700)	$(610)	$(1,073)	$(755)

Accumulated Benefit Obligations	$14,429	$12,830	$2,793	$2,382	$910	$651

a.	Positive funded status is reflected in Assets under retirement benefits plans; negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal year ended June 30, 2013, IBRD decided not to transition the RSBP plan from Retiree Drug Subsidy to Employer Group Waiver Plan following further evaluations of the design and administrative requirements of the EGWP. The effect of this change was a $17 million increase to the projected benefit obligation at June 30, 2013.

During the fiscal year ended June 30, 2014, several amendments were made to the SRP. The primary amendments that resulted in an overall increase in SRP and PEBP PBO are as follows: (i) Improvements to the survivors’ benefits, (ii) Increasing the Mandatory Retirement Age for all current and future participants from age 62 to age 67 for all staff on board on or after December 31, 2015, (iii) Increasing the Normal Retirement Age (NRA) to age 65 for all participants entering the SRP on or after December 31, 2015, the NRA remains at age 62 for all other participating in the SRP before that date, and (iv) Ceasing pension accrual for certain participants after the age of 62.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2014:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,699	$618	$545	$3,862
Prior service cost	36	137	32	205

Net amount recognized in Accumulated Other Comprehensive Loss	$2,735	$755	$577	$4,067

114	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2013:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$2,561	$553	$324	$3,438
Prior service cost	13	152	1	166

Net amount recognized in Accumulated Other Comprehensive Loss	$2,574	$705	$325	$3,604

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2015 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$106	$27	$45	$178
Prior service cost	5	16	3	24

Amount estimated to be amortized into net periodic benefit cost	$111	$43	$48	$202

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the PBO or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	115

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012:

Weighted average assumptions used to determine projected benefit obligation

In percent, except years

	SRP			RSBP			PEBP
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	4.20	4.60	3.90	4.40	4.80	4.10	4.30	4.50	3.90
Rate of compensation increase	5.40	5.70	5.40				5.40	5.70	5.40
Health care growth rates - at end of fiscal year				5.30	5.90	6.30
Ultimate health care growth rate				4.10	3.90	3.60
Year in which ultimate rate is reached				2022	2022	2022

Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	4.60	3.90	5.30	4.80	4.10	5.50	4.50	3.90	5.20
Expected return on plan assets	5.90	5.80	6.40	6.00	6.10	6.70
Rate of compensation increase	5.70	5.40	5.90				5.70	5.40	5.90
Health care growth rates - at end of fiscal year				5.90	6.30	6.90
Ultimate health care growth rate				3.90	3.60	4.00
Year in which ultimate rate is reached				2022	2022	2022

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$51	$38
Effect on postretirement benefit obligation	$592	$458

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various asset classes and strategies including public and private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

116	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following table presents the policy asset allocation at June 30, 2014 and the actual asset allocation at June 30,2014 and June 30, 2013 by asset category for the SRP and RSBP.

In percent

	SRP			RSBP
	Policy Allocation 2014(%)	% of Plan Assets		Policy Allocation 2014(%)	% of Plan Assets
		2014	2013		2014	2013
Asset Class
Fixed Income & Cash	26	23	28	26	25	29
Public Equity	33	35	30	33	35	30
Private Equity	20	18	18	20	19	21
Market Neutral Hedge Funds	8	9	12	8	9	9
Real assets[a]	13	12	12	13	10	11
Other[b]	—	3	—	—	2	—

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes investments that are outside the policy allocations.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	117

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2014 and June 30, 2013.

In millions of U.S. dollars

	June 30, 2014
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2		Level 3	Total
Debt Securities
Time deposits	$—	$2	$—	$2	$—	$	*	$—	$	*
Securities purchased under resale agreements	54	—	—	54	16		—	—		16
Government and agency securities	2,425	515	—	2,940	224		268	—		492
Corporate and convertible bonds	—	126	—	126	—		2	—		2
ABS	—	61	—	61	—		*	—		*
Mortgage backed securities	—	143	—	143	—		2	—		2

Total Debt Securities	2,479	847	—	3,326	240		272	—		512

Equity securities
Stocks	3,113	—	—	3,113	410		—	—		410
Mutual funds	467	—	—	467	91		—	—		91
Real estate investment trusts (REITs)	340	—	—	340	37		—	—		37

Total Equity Securities	3,920	—	—	3,920	538		—	—		538

Commingled funds	—	1,651	—	1,651	—		230	—		230
Private equity	—	—	2,647	2,647	—		—	411		411
Real estate (including infrastructure and timber)	—	446	1,016	1,462	—		36	132		168
Hedge funds	—	1,358	440	1,798	—		177	48		225
Derivative assets / liabilities	1	(4)	—	(3)	*		(1)	—		(1)
Other assets / liabilities, net[a]	—	—	—	47	—		—	—		10

Total Assets	$6,400	$4,298	$4,103	$14,848	$778		$714	$591		$2,093

In millions of U.S. dollars

	June 30, 2013
	SRP					RSBP
	Level 1		Level 2	Level 3	Total	Level 1			Level 2	Level 3	Total
Debt Securities
Time deposits	$	*	$203	$—	$203	$	*		$33	$—	$33
Securities purchased under resale agreements		278	—	—	278		20		—	—	20
Government and agency securities		2,605	601	—	3,206		185		273	—	458
Corporate and convertible bonds		—	124	—	124		—		10	—	10
ABS		—	71	—	71		—		*	—	*
Mortgage backed securities		—	165	—	165		—		2	—	2

Total Debt Securities		2,883	1,164	—	4,047		205		318	—	523

Equity securities
Stocks		2,570	—	—	2,570		308		—	—	308
Mutual funds		138	—	—	138		35		—	—	35
REITs		285	—	—	285		31		—	—	31

Total Equity Securities		2,993	—	—	2,993		374		—	—	374

Commingled funds		—	1,142	—	1,142		—		191	—	191
Private equity		—	—	2,449	2,449		—		—	368	368
Real estate (including infrastructure and timber)		—	386	919	1,305		—		29	120	149
Hedge funds		—	1,041	400	1,441		—		111	43	154
Derivative assets / liabilities		1	8	—	9		(*	)	4	—	4
Other assets / liabilities, net[a]		—	—	—	(130)		—		—	—	9

Total Assets		$5,877	$3,741	$3,768	$13,256		$579		$653	$531	$1,772

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million.

118	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2014 and 2013. For the fiscal year ended June 30, 2013, investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

In millions of US dollars

	June 30, 2014 SRP
	Corporate and Convertible Debt	ABS	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$—	$—	$—	$2,449	$919	$400	$3,768
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	—	382	118	19	519
Relating to assets sold during the period	—	—	—	152	38	35	225
Purchases, issuance and settlements, net	—	—	—	(336)	(59)	(14)	(409)
Transfers in	—	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—	—

End of fiscal year	$—	$—	$—	$2,647	$1,016	$440	$4,103

In millions of US dollars

	June 30, 2013 SRP
	Corporate and Convertible Debt		ABS	Mortgage- backed Securities		Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$1		$2	$2		$2,539	$903	$354	$3,801
Actual return on plan assets:
Relating to assets still held at the reporting date	*		—	*		444	10	26	480
Relating to assets sold during the period	—		—	(*	)	(111)	63	2	(46)
Purchases, issuance and settlements, net	(*	)	(2)	(2)		(423)	(57)	31	(453)
Transfers in	—		—	—		—	—	55	55
Transfers out	(1)		—	—		—	—	(68)	(69)

End of fiscal year	$—		$—	$—		$2,449	$919	$400	$3,768

*	Indicates amount less than $0.5 million.

In millions of US dollars

	June 30, 2014 RSBP
	Corporate and Convertible Debt	ABS	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds		Total
Beginning of the fiscal year	$—	$—	$—	$368	$120	$43		$531
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—	—	68	15	1		84
Relating to assets sold during the period	—	—	—	32	4	4		40
Purchases, issuance and settlements, net	—	—	—	(57)	(7)	(*	)	(64)
Transfers in	—	—	—	—	—	—		—
Transfers out	—	—	—	—	—	—		—

End of fiscal year	$—	$—	$—	$411	$132	$48		$591

*	Indicates amount less than $0.5 million.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	119

In millions of US dollars

	June 30, 2013 RSBP
	Corporate and Convertible Debt	ABS	Mortgage- backed Securities			Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$—	$1	$	*		$389	$123	$39	$552
Actual return on plan assets:
Relating to assets still held at the reporting date	—	—		—		61	*	2	64
Relating to assets sold during the period	—	—		—		(13)	8	*	(5)
Purchases, issuance and settlements, net	—	(1)		(*	)	(69)	(12)	5	(77)
Transfers in	—	—		—		—	—	5	5
Transfers out	—	—		—		—	—	(8)	(8)

End of fiscal year	$—	$—		$—		$368	$120	$43	$531

*	Indicates amount less than $0.5 million.

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

120	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2014:

In millions of U.S. dollars

	SRP	RSBP		PEBP
		Before Federal Subsidy	Federal Subsidy
July 1, 2014 - June 30, 2015	$691	$68	$2	$39
July 1, 2015 - June 30, 2016	721	74	2	41
July 1, 2016 - June 30, 2017	752	80	2	43
July 1, 2017 - June 30, 2018	789	87	2	46
July 1, 2018 - June 30, 2019	826	94	2	49
July 1, 2019 - June 30, 2024	4,635	584	14	299

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2014 is $225 million and $89 million, respectively.

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	121

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, unrealized gains and losses on AFS securities and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012:

In millions of U.S. dollars

	2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$696	$320	$—		$320	$1,016
Cumulative Effect of Change in Accounting Principle[a]	500	—			—	500
Reclassification[a]	(513)	—	2	[b]	2	(511)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	(590)	166	[c]	(424)	(3,862)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	(62)	23	[c]	(39)	(205)

Total Accumulated Other Comprehensive Loss	$(2,921)	$(332)	$191		$(141)	$(3,062)

In millions of U.S. dollars

	2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$312	$384	$—		$384	$696
Cumulative Effect of Change in Accounting Principle[a]	500	—			—	500
Reclassification[a]	(516)	—	3	[b]	3	(513)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(4,543)	839	266	[c]	1,105	(3,438)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(170)	(17)	21	[c]	4	(166)
Unrealized (losses) gains on AFS securities	—	(160)	160	[d]	—	—

Total Accumulated Other Comprehensive Loss	$(4,417)	$1,046	$450		$1,496	$(2,921)

In millions of U.S. dollars

	2012
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the year	Balance, end of the fiscal year
Cumulative Translation Adjustment	$1,016	$(704)	$—		$(704)	$312
Cumulative Effect of Change in Accounting Principle[a]	500	—			—	500
Reclassification[a]	(521)	—	5	[b]	5	(516)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,385)	(2,237)	79	[c]	(2,158)	(4,543)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(29)	(149)	8	[c]	(141)	(170)

Total Accumulated Other Comprehensive Loss	$(1,419)	$(3,090)	$92		$(2,998)	$(4,417)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Statement of Income.
c.	See note J-Pension and Other Post Retirement Benefits.
d.	Reclassified into Equity management, net in the Statement of Income.

122	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2014 and June 30, 2013.

In millions of U.S. dollars

	June 30, 2014			June 30, 2013
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$3,701	$3,701		$4,763	$4,763
Investments
Trading (including Securities purchased under resale agreements)	45,482	45,482		34,304	34,304
AFS	—	—		2,570	2,570
Net Loans Outstanding	151,978	149,957		141,692	138,010
Derivative Assets
Investments	13,514	13,514		14,550	14,550
Client operations	36,517	36,517		23,907	23,907
Borrowings	101,934	101,934		96,956	96,956
Other Asset/Liability	2,105	2,105		3,433	3,433
Borrowings	161,026	161,028	[a]	142,406	142,403	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,390	3,390		7,028	7,028
Derivative Liabilities
Investments	13,820	13,820		14,783	14,783
Client operations	36,539	36,539		23,887	23,887
Borrowings	95,700	95,700		91,558	91,558
Other Asset/Liability	826	826		903	903

a.	Includes $2 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($3 million—June 30, 2013).

Valuation Methods and Assumptions

As of June 30, 2014 and June 30, 2013, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the Investments, Loans, Borrowings and Derivative assets and liabilities refer to Note A—Summary of Significant Accounting and Related Policies.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Realized and Unrealized Gains or Losses on Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on non-trading portfolios, net for the fiscal years ended June 30, 2014, June 30, 2013, and June 30, 2012.

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2014
	Realized gains (losses)	Unrealized gains (losses)[c]	Total
Non trading portfolios, net
Equity management, net	$432	$(994)	$(562)
Borrowings, including derivatives—Notes E and Fa	(19)	(36)	(55)
Other assets/liabilities derivatives[b]	—	4	4
Client operations derivatives[b]	—	(2)	(2)
Loan—Note D	—	(2)	(2)

Total	$413	$(1,030)	$(617)

IBRD FINANCIAL STATEMENTS: JUNE 30, 2014	123

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2013
	Realized gains (losses)	Unrealized gains (losses)[c]	Total
Non trading portfolios, net
Equity management, net	$—	$(1,538)	$(1,538)
Borrowings, including derivatives—Notes E and Fa	(5)	1,484	1,479
Other assets/liabilities derivatives[b]	—	46	46
Client operations derivatives[b]	—	9	9
Loan—Note D	—	4	4

Total	$(5)	$5	$—

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2012
	Realized gains (losses)	Unrealized gains (losses)[c]	Total
Non trading portfolios, net
Equity management, net	$—	$1,521	$1,521
Borrowings, including derivatives—Notes E and Fa	65	(2,247)	(2,182)
Other assets/liabilities derivatives[b]	—	(84)	(84)
Client operations derivatives[b]	—	2	2
Loan—Note D	—	(1)	(1)

Total	$65	$(809)	$(744)

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risk between loans and borrowings.
b.	Included in Other revenue in the Statement of Income.
c.	Net of amounts reclassified to realized gains (losses).

124	IBRD FINANCIAL STATEMENTS: JUNE 30, 2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 1 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS002APR14	0010290841	USD	50,000,000	50,000,000	1-Apr-2014	1-Apr-2014	2-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS027MAY14	0010290842	USD	50,000,000	50,000,000	1-Apr-2014	2-Apr-2014	27-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010290857	USD	50,000,000	50,000,000	1-Apr-2014	2-Apr-2014	3-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010290858	USD	5,000,000	5,000,000	1-Apr-2014	2-Apr-2014	2-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010290908	USD	5,000,000	5,000,000	2-Apr-2014	2-Apr-2014	5-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS005NOV14	0010290909	USD	1,000,000	1,000,000	2-Apr-2014	2-Apr-2014	5-Nov-2014

DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010290910	USD	50,000,000	50,000,000	2-Apr-2014	2-Apr-2014	3-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010290912	USD	50,000,000	50,000,000	2-Apr-2014	2-Apr-2014	3-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010290914	USD	14,975,000	14,975,000	2-Apr-2014	2-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010290851	USD	150,000,000	150,000,000	1-Apr-2014	3-Apr-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS003JUN14	0010290852	USD	250,000,000	250,000,000	1-Apr-2014	3-Apr-2014	3-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010290948	USD	50,000,000	50,000,000	3-Apr-2014	3-Apr-2014	4-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004NOV14	0010290950	USD	15,000,000	15,000,000	3-Apr-2014	3-Apr-2014	4-Nov-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010290961	USD	50,000,000	50,000,000	3-Apr-2014	3-Apr-2014	4-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010290952	USD	10,400,000	10,400,000	3-Apr-2014	4-Apr-2014	2-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010291017	USD	50,000,000	50,000,000	4-Apr-2014	4-Apr-2014	7-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010291018	USD	100,000,000	100,000,000	4-Apr-2014	4-Apr-2014	1-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010291054	USD	25,000,000	25,000,000	4-Apr-2014	4-Apr-2014	7-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010290951	USD	200,000,000	200,000,000	3-Apr-2014	7-Apr-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010291142	USD	50,000,000	50,000,000	7-Apr-2014	7-Apr-2014	8-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291144	USD	100,000,000	100,000,000	7-Apr-2014	7-Apr-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010291149	USD	50,000,000	50,000,000	7-Apr-2014	7-Apr-2014	8-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006JUN14	0010291143	USD	50,000,000	50,000,000	7-Apr-2014	8-Apr-2014	6-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JUL14	0010291189	USD	45,000,000	45,000,000	7-Apr-2014	8-Apr-2014	8-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS009APR14	0010291292	USD	50,000,000	50,000,000	8-Apr-2014	8-Apr-2014	9-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010291293	USD	50,000,000	50,000,000	8-Apr-2014	9-Apr-2014	6-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010291308	USD	50,000,000	50,000,000	9-Apr-2014	9-Apr-2014	10-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010291318	USD	35,880,000	35,880,000	9-Apr-2014	9-Apr-2014	10-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010291331	USD	50,000,000	50,000,000	10-Apr-2014	10-Apr-2014	11-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010291317	USD	175,000,000	175,000,000	9-Apr-2014	11-Apr-2014	9-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010291459	USD	50,000,000	50,000,000	11-Apr-2014	11-Apr-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010291466	USD	50,000,000	50,000,000	11-Apr-2014	11-Apr-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010291536	USD	50,000,000	50,000,000	14-Apr-2014	14-Apr-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010291537	USD	50,000,000	50,000,000	14-Apr-2014	14-Apr-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010291560	USD	50,000,000	50,000,000	14-Apr-2014	14-Apr-2014	17-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010291561	USD	200,000,000	200,000,000	14-Apr-2014	14-Apr-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291566	USD	50,000,000	50,000,000	14-Apr-2014	14-Apr-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010291567	USD	50,000,000	50,000,000	14-Apr-2014	14-Apr-2014	24-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010291568	USD	20,000,000	20,000,000	14-Apr-2014	15-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010291610	USD	7,000,000	7,000,000	15-Apr-2014	15-Apr-2014	11-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010291611	USD	50,000,000	50,000,000	15-Apr-2014	15-Apr-2014	16-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010291625	USD	50,000,000	50,000,000	15-Apr-2014	15-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010291664	USD	50,000,000	50,000,000	16-Apr-2014	16-Apr-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291573	USD	14,000,000	14,000,000	14-Apr-2014	17-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291687	USD	5,000,000	5,000,000	16-Apr-2014	17-Apr-2014	17-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010291708	USD	50,000,000	50,000,000	17-Apr-2014	17-Apr-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010291709	USD	100,000,000	100,000,000	17-Apr-2014	17-Apr-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010291714	USD	50,000,000	50,000,000	21-Apr-2014	21-Apr-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JAN15	0010291716	USD	2,000,000	2,000,000	21-Apr-2014	21-Apr-2014	16-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010291717	USD	50,000,000	50,000,000	21-Apr-2014	21-Apr-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291713	USD	75,000,000	75,000,000	21-Apr-2014	22-Apr-2014	10-Jun-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 2 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291715	USD	100,000,000	100,000,000	21-Apr-2014	22-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS020AUG14	0010291718	USD	50,000,000	50,000,000	21-Apr-2014	22-Apr-2014	20-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS021AUG14	0010291719	USD	50,000,000	50,000,000	21-Apr-2014	22-Apr-2014	21-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010291721	USD	50,000,000	50,000,000	22-Apr-2014	22-Apr-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010291725	USD	50,000,000	50,000,000	22-Apr-2014	22-Apr-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS021AUG14	0010291722	USD	50,000,000	50,000,000	22-Apr-2014	23-Apr-2014	21-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS020AUG14	0010291723	USD	50,000,000	50,000,000	22-Apr-2014	23-Apr-2014	20-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010291724	USD	20,000,000	20,000,000	22-Apr-2014	23-Apr-2014	22-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010291730	USD	20,000,000	20,000,000	22-Apr-2014	23-Apr-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010291731	USD	20,000,000	20,000,000	22-Apr-2014	23-Apr-2014	18-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010291732	USD	35,000,000	35,000,000	22-Apr-2014	23-Apr-2014	16-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS024APR14	0010291756	USD	50,000,000	50,000,000	23-Apr-2014	23-Apr-2014	24-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS024APR14	0010291757	USD	50,000,000	50,000,000	23-Apr-2014	23-Apr-2014	24-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010291772	USD	50,000,000	50,000,000	23-Apr-2014	23-Apr-2014	15-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010291760	USD	100,000,000	100,000,000	23-Apr-2014	24-Apr-2014	22-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010291766	USD	100,000,000	100,000,000	23-Apr-2014	24-Apr-2014	24-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291769	USD	85,000,000	85,000,000	23-Apr-2014	24-Apr-2014	14-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010291770	USD	30,000,000	30,000,000	23-Apr-2014	24-Apr-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291832	USD	10,000,000	10,000,000	24-Apr-2014	24-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS025APR14	0010291836	USD	50,000,000	50,000,000	24-Apr-2014	24-Apr-2014	25-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS025APR14	0010291849	USD	50,000,000	50,000,000	24-Apr-2014	24-Apr-2014	25-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS011SEP14	0010291821	USD	100,000,000	100,000,000	24-Apr-2014	25-Apr-2014	11-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291835	USD	30,000,000	30,000,000	24-Apr-2014	25-Apr-2014	14-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291860	USD	50,000,000	50,000,000	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291877	USD	21,615,000	21,615,000	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291882	USD	28,385,000	28,385,000	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010291863	USD	50,000,000	50,000,000	25-Apr-2014	28-Apr-2014	14-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291868	USD	50,000,000	50,000,000	25-Apr-2014	28-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010291880	USD	15,000,000	15,000,000	25-Apr-2014	28-Apr-2014	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291898	USD	50,000,000	50,000,000	28-Apr-2014	28-Apr-2014	17-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010291901	USD	50,000,000	50,000,000	28-Apr-2014	28-Apr-2014	24-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010291908	USD	15,000,000	15,000,000	29-Apr-2014	29-Apr-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291909	USD	25,000,000	25,000,000	29-Apr-2014	29-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291916	USD	50,000,000	50,000,000	29-Apr-2014	29-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUL14	0010291921	USD	50,000,000	50,000,000	29-Apr-2014	29-Apr-2014	17-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010291917	USD	1,000,000	1,000,000	29-Apr-2014	30-Apr-2014	16-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010292271	USD	25,000,000	25,000,000	1-May-2014	1-May-2014	2-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010292050	USD	5,000,000	5,000,000	30-Apr-2014	2-May-2014	2-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS025MAR15	0010292274	USD	5,745,000	5,745,000	1-May-2014	2-May-2014	25-Mar-2015

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010292290	USD	50,000,000	50,000,000	2-May-2014	2-May-2014	5-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010292291	USD	25,000,000	25,000,000	2-May-2014	2-May-2014	5-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010292292	USD	50,000,000	50,000,000	2-May-2014	2-May-2014	21-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010292294	USD	3,580,000	3,580,000	2-May-2014	5-May-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010292298	USD	50,000,000	50,000,000	5-May-2014	5-May-2014	6-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010292299	USD	50,000,000	50,000,000	5-May-2014	5-May-2014	6-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS029JUL14	0010292306	USD	100,000,000	100,000,000	5-May-2014	5-May-2014	29-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010292307	USD	5,000,000	5,000,000	5-May-2014	5-May-2014	9-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010292308	USD	4,410,000	4,410,000	5-May-2014	6-May-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292309	USD	50,000,000	50,000,000	5-May-2014	6-May-2014	28-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010292340	USD	50,000,000	50,000,000	5-May-2014	6-May-2014	7-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010292374	USD	50,000,000	50,000,000	6-May-2014	6-May-2014	7-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010292375	USD	50,000,000	50,000,000	6-May-2014	6-May-2014	7-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006OCT14	0010292377	USD	300,000	300,000	6-May-2014	6-May-2014	6-Oct-2014

DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010292394	USD	25,000,000	25,000,000	6-May-2014	6-May-2014	25-Jul-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 3 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010292432	USD	30,000,000	30,000,000	6-May-2014	6-May-2014	1-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS008DEC14	0010292376	USD	100,000,000	100,000,000	6-May-2014	7-May-2014	8-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010292500	USD	50,000,000	50,000,000	7-May-2014	7-May-2014	8-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010292501	USD	50,000,000	50,000,000	7-May-2014	7-May-2014	8-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292510	USD	50,000,000	50,000,000	7-May-2014	7-May-2014	28-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010292701	USD	50,000,000	50,000,000	8-May-2014	8-May-2014	9-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010292702	USD	50,000,000	50,000,000	8-May-2014	8-May-2014	9-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010292707	USD	50,000,000	50,000,000	8-May-2014	8-May-2014	28-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS012AUG14	0010292758	USD	15,000,000	15,000,000	8-May-2014	9-May-2014	12-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010292760	USD	50,000,000	50,000,000	9-May-2014	9-May-2014	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010292761	USD	50,000,000	50,000,000	9-May-2014	9-May-2014	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010292790	USD	50,000,000	50,000,000	9-May-2014	9-May-2014	1-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS022JUL14	0010292825	USD	50,000,000	50,000,000	9-May-2014	9-May-2014	22-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JUL14	0010292834	USD	85,000,000	85,000,000	9-May-2014	9-May-2014	8-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010292849	USD	50,000,000	50,000,000	12-May-2014	12-May-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010292850	USD	50,000,000	50,000,000	12-May-2014	12-May-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010292857	USD	50,000,000	50,000,000	12-May-2014	12-May-2014	1-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010292853	USD	200,000,000	200,000,000	12-May-2014	13-May-2014	30-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS014JUL14	0010292889	USD	10,000,000	10,000,000	12-May-2014	13-May-2014	14-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUL14	0010292890	USD	20,000,000	20,000,000	12-May-2014	13-May-2014	16-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010292893	USD	6,000,000	6,000,000	12-May-2014	13-May-2014	5-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010292909	USD	50,000,000	50,000,000	13-May-2014	13-May-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010292915	USD	50,000,000	50,000,000	13-May-2014	13-May-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010292917	USD	10,000,000	10,000,000	13-May-2014	13-May-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010292980	USD	50,000,000	50,000,000	14-May-2014	14-May-2014	15-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010292981	USD	50,000,000	50,000,000	14-May-2014	14-May-2014	15-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010292982	USD	50,000,000	50,000,000	14-May-2014	14-May-2014	13-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010293042	USD	50,000,000	50,000,000	14-May-2014	15-May-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010293043	USD	20,000,000	20,000,000	14-May-2014	15-May-2014	13-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293158	USD	50,000,000	50,000,000	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293159	USD	50,000,000	50,000,000	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010293160	USD	50,000,000	50,000,000	15-May-2014	15-May-2014	14-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS015AUG14	0010293210	USD	5,923,000	5,923,000	15-May-2014	15-May-2014	15-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293211	USD	50,000,000	50,000,000	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS013AUG14	0010293044	USD	10,000,000	10,000,000	14-May-2014	16-May-2014	13-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010293271	USD	50,000,000	50,000,000	16-May-2014	16-May-2014	19-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010293272	USD	50,000,000	50,000,000	16-May-2014	16-May-2014	19-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010293291	USD	50,000,000	50,000,000	16-May-2014	16-May-2014	14-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS015JUL14	0010293290	USD	200,000,000	200,000,000	16-May-2014	19-May-2014	15-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010293312	USD	50,000,000	50,000,000	19-May-2014	19-May-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010293313	USD	50,000,000	50,000,000	19-May-2014	19-May-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006AUG14	0010293333	USD	5,000,000	5,000,000	19-May-2014	19-May-2014	6-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010293324	USD	100,000,000	100,000,000	19-May-2014	20-May-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS021MAY14	0010293351	USD	50,000,000	50,000,000	20-May-2014	20-May-2014	21-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS021MAY14	0010293352	USD	50,000,000	50,000,000	20-May-2014	20-May-2014	21-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS027JUN14	0010293524	USD	3,600,000	3,600,000	20-May-2014	21-May-2014	27-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010293853	USD	5,010,000	5,010,000	27-May-2014	28-May-2014	28-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010293865	USD	9,270,000	9,270,000	27-May-2014	28-May-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010294426	USD	10,000,000	10,000,000	3-Jun-2014	3-Jun-2014	29-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS004DEC14	0010294427	USD	50,000,000	50,000,000	3-Jun-2014	4-Jun-2014	4-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294428	USD	7,820,000	7,820,000	3-Jun-2014	4-Jun-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294429	USD	10,130,000	10,130,000	3-Jun-2014	4-Jun-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010294459	USD	25,000,000	25,000,000	4-Jun-2014	4-Jun-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS002SEP14	0010294460	USD	15,000,000	15,000,000	4-Jun-2014	4-Jun-2014	2-Sep-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 4 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010294623	USD	25,000,000	25,000,000	6-Jun-2014	6-Jun-2014	9-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010294645	USD	200,000,000	200,000,000	6-Jun-2014	9-Jun-2014	11-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010294767	USD	25,000,000	25,000,000	9-Jun-2014	9-Jun-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010294768	USD	25,000,000	25,000,000	9-Jun-2014	9-Jun-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS003DEC14	0010294642	USD	200,000,000	200,000,000	6-Jun-2014	10-Jun-2014	3-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS010DEC14	0010294766	USD	100,000,000	100,000,000	9-Jun-2014	10-Jun-2014	10-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294775	USD	7,200,000	7,200,000	9-Jun-2014	10-Jun-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294791	USD	175,000,000	175,000,000	9-Jun-2014	10-Jun-2014	1-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010294824	USD	40,000,000	40,000,000	9-Jun-2014	10-Jun-2014	11-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS004AUG14	0010294858	USD	25,000,000	25,000,000	9-Jun-2014	10-Jun-2014	4-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010294918	USD	25,000,000	25,000,000	10-Jun-2014	10-Jun-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010294919	USD	25,000,000	25,000,000	10-Jun-2014	10-Jun-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294928	USD	50,000,000	50,000,000	10-Jun-2014	11-Jun-2014	1-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010294929	USD	100,000,000	100,000,000	10-Jun-2014	11-Jun-2014	1-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS005SEP14	0010294931	USD	20,000,000	20,000,000	10-Jun-2014	11-Jun-2014	5-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010294986	USD	25,000,000	25,000,000	11-Jun-2014	11-Jun-2014	12-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010294987	USD	25,000,000	25,000,000	11-Jun-2014	11-Jun-2014	12-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS012DEC14	0010294930	USD	100,000,000	100,000,000	10-Jun-2014	12-Jun-2014	12-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010294990	USD	1,740,000	1,740,000	11-Jun-2014	12-Jun-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS001DEC14	0010294991	USD	100,000,000	100,000,000	11-Jun-2014	12-Jun-2014	1-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010294992	USD	100,000,000	100,000,000	11-Jun-2014	12-Jun-2014	5-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010295027	USD	620,000	620,000	11-Jun-2014	12-Jun-2014	8-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295039	USD	25,000,000	25,000,000	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295041	USD	25,000,000	25,000,000	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295042	USD	50,000,000	50,000,000	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010295056	USD	100,000,000	100,000,000	12-Jun-2014	12-Jun-2014	1-Oct-2014

DIN/SELL USD/IBRD/DIN IBRDUS009SEP14	0010295040	USD	10,000,000	10,000,000	12-Jun-2014	13-Jun-2014	9-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010295158	USD	25,000,000	25,000,000	13-Jun-2014	13-Jun-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010295159	USD	25,000,000	25,000,000	13-Jun-2014	13-Jun-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016DEC14	0010295036	USD	50,000,000	50,000,000	12-Jun-2014	16-Jun-2014	16-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS001OCT14	0010295062	USD	100,000,000	100,000,000	12-Jun-2014	16-Jun-2014	1-Oct-2014

DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010295188	USD	10,000,000	10,000,000	16-Jun-2014	16-Jun-2014	5-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS005AUG14	0010295196	USD	100,000,000	100,000,000	16-Jun-2014	16-Jun-2014	5-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295197	USD	100,000,000	100,000,000	16-Jun-2014	16-Jun-2014	2-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295207	USD	100,000,000	100,000,000	16-Jun-2014	16-Jun-2014	2-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS018SEP14	0010295198	USD	100,000,000	100,000,000	16-Jun-2014	18-Jun-2014	18-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295212	USD	100,000,000	100,000,000	16-Jun-2014	18-Jun-2014	2-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS018SEP14	0010295223	USD	30,000,000	30,000,000	16-Jun-2014	18-Jun-2014	18-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS020JUN14	0010295360	USD	25,000,000	25,000,000	19-Jun-2014	19-Jun-2014	20-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010295362	USD	25,000,000	25,000,000	19-Jun-2014	19-Jun-2014	11-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS008AUG14	0010295364	USD	50,000,000	50,000,000	19-Jun-2014	19-Jun-2014	8-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010295366	USD	75,000,000	75,000,000	19-Jun-2014	19-Jun-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS011AUG14	0010295367	USD	25,000,000	25,000,000	19-Jun-2014	19-Jun-2014	11-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010295368	USD	50,000,000	50,000,000	19-Jun-2014	19-Jun-2014	15-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS001DEC14	0010295383	USD	100,000,000	100,000,000	19-Jun-2014	19-Jun-2014	1-Dec-2014

DIN/SELL USD/IBRD/DIN IBRDUS019SEP14	0010295365	USD	25,000,000	25,000,000	19-Jun-2014	20-Jun-2014	19-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS012AUG14	0010295369	USD	50,000,000	50,000,000	19-Jun-2014	20-Jun-2014	12-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS023JUN14	0010295441	USD	25,000,000	25,000,000	20-Jun-2014	20-Jun-2014	23-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS022SEP14	0010295359	USD	200,000,000	200,000,000	19-Jun-2014	23-Jun-2014	22-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS015SEP14	0010295438	USD	100,000,000	100,000,000	20-Jun-2014	23-Jun-2014	15-Sep-2014

DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010295442	USD	5,000,000	5,000,000	20-Jun-2014	23-Jun-2014	22-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010295447	USD	25,000,000	25,000,000	23-Jun-2014	23-Jun-2014	24-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010295550	USD	25,000,000	25,000,000	24-Jun-2014	26-Jun-2014	21-Jul-2014

DIN/SELL USD/IBRD/DIN IBRDUS014AUG14	0010295551	USD	25,000,000	25,000,000	24-Jun-2014	26-Jun-2014	14-Aug-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 5 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS018AUG14	0010295605	USD	50,000,000	50,000,000	25-Jun-2014	27-Jun-2014	18-Aug-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JAN15	0010295654	USD	25,000,000	25,000,000	26-Jun-2014	30-Jun-2014	2-Jan-2015

DIN/SELL USD/IBRD/DIN IBRDUS008OCT14	0010295656	USD	50,000,000	50,000,000	26-Jun-2014	30-Jun-2014	8-Oct-2014

Sub-total New Borrowings - United States Dollar			10,962,603,000	10,962,603,000

Total New Borrowings				10,962,603,000

Matured Borrowings

China Yuan Renminbi

BOND/SELL CNY/IBRD/GDIF/0614CNY02.00	0000012401	CNY	(2,000,000,000)	(321,194,845)	31-May-2013	17-Jun-2013	17-Jun-2014

Sub-total Matured Borrowings - China Yuan Renminbi			(2,000,000,000)	(321,194,845)

Nigerian Nairas

BOND/SELL NGN/IBRD/GDIF/0414NGN09.25	0000012254	NGN	(7,892,000,000)	(49,140,722)	17-Apr-2013	30-Apr-2013	30-Apr-2014

Sub-total Matured Borrowings - Nigerian Nairas			(7,892,000,000)	(49,140,722)

United States Dollar

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010280871	USD	(235,000,000)	(235,000,000)	02-Oct-2013	03-Oct-2013	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010280868	USD	(143,000,000)	(143,000,000)	02-Oct-2013	04-Oct-2013	10-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281019	USD	(200,000,000)	(200,000,000)	07-Oct-2013	09-Oct-2013	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281191	USD	(400,000,000)	(400,000,000)	08-Oct-2013	10-Oct-2013	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281192	USD	(200,000,000)	(200,000,000)	08-Oct-2013	10-Oct-2013	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010281193	USD	(205,000,000)	(205,000,000)	08-Oct-2013	10-Oct-2013	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010281438	USD	(300,000,000)	(300,000,000)	08-Oct-2013	10-Oct-2013	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281856	USD	(125,000,000)	(125,000,000)	15-Oct-2013	17-Oct-2013	17-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281857	USD	(125,000,000)	(125,000,000)	15-Oct-2013	17-Oct-2013	17-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010281858	USD	(50,000,000)	(50,000,000)	15-Oct-2013	17-Oct-2013	17-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010282153	USD	(30,700,000)	(30,700,000)	17-Oct-2013	18-Oct-2013	02-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010282593	USD	(5,010,000)	(5,010,000)	30-Oct-2013	31-Oct-2013	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010283819	USD	(159,800,000)	(159,800,000)	15-Nov-2013	15-Nov-2013	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283818	USD	(50,000,000)	(50,000,000)	15-Nov-2013	18-Nov-2013	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283822	USD	(50,000,000)	(50,000,000)	15-Nov-2013	18-Nov-2013	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010283861	USD	(100,000,000)	(100,000,000)	18-Nov-2013	19-Nov-2013	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010283967	USD	(69,500,000)	(69,500,000)	19-Nov-2013	19-Nov-2013	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS020JUN14	0010283864	USD	(200,000,000)	(200,000,000)	18-Nov-2013	20-Nov-2013	20-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010284015	USD	(75,000,000)	(75,000,000)	20-Nov-2013	20-Nov-2013	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010284027	USD	(53,500,000)	(53,500,000)	20-Nov-2013	20-Nov-2013	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010284065	USD	(400,000)	(400,000)	20-Nov-2013	21-Nov-2013	09-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010284205	USD	(93,200,000)	(93,200,000)	22-Nov-2013	26-Nov-2013	12-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010284235	USD	(25,000,000)	(25,000,000)	25-Nov-2013	26-Nov-2013	04-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010284661	USD	(121,500,000)	(121,500,000)	02-Dec-2013	02-Dec-2013	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010284697	USD	(100,000,000)	(100,000,000)	03-Dec-2013	03-Dec-2013	30-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010284701	USD	(50,000,000)	(50,000,000)	03-Dec-2013	04-Dec-2013	04-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010284710	USD	(1,000,000)	(1,000,000)	04-Dec-2013	04-Dec-2013	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010284714	USD	(15,000,000)	(15,000,000)	04-Dec-2013	04-Dec-2013	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010284720	USD	(15,000,000)	(15,000,000)	04-Dec-2013	04-Dec-2013	06-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS003JUN14	0010284721	USD	(15,000,000)	(15,000,000)	04-Dec-2013	04-Dec-2013	03-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010284719	USD	(15,000,000)	(15,000,000)	04-Dec-2013	05-Dec-2013	08-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010284747	USD	(14,125,000)	(14,125,000)	05-Dec-2013	05-Dec-2013	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010284746	USD	(11,000,000)	(11,000,000)	05-Dec-2013	06-Dec-2013	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010284894	USD	(3,000,000)	(3,000,000)	06-Dec-2013	09-Dec-2013	03-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010285058	USD	(20,000,000)	(20,000,000)	09-Dec-2013	09-Dec-2013	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285059	USD	(5,014,000)	(5,014,000)	09-Dec-2013	10-Dec-2013	16-Jun-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 6 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010285121	USD	(50,000,000)	(50,000,000)	11-Dec-2013	11-Dec-2013	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010285126	USD	(15,000,000)	(15,000,000)	11-Dec-2013	11-Dec-2013	09-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010285128	USD	(15,000,000)	(15,000,000)	11-Dec-2013	11-Dec-2013	11-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010285152	USD	(1,500,000)	(1,500,000)	12-Dec-2013	13-Dec-2013	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285248	USD	(30,000,000)	(30,000,000)	13-Dec-2013	16-Dec-2013	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010285272	USD	(25,000,000)	(25,000,000)	13-Dec-2013	17-Dec-2013	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010285274	USD	(25,000,000)	(25,000,000)	13-Dec-2013	17-Dec-2013	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010285270	USD	(150,000,000)	(150,000,000)	13-Dec-2013	18-Dec-2013	30-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010285630	USD	(300,000,000)	(300,000,000)	23-Dec-2013	31-Dec-2013	30-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286009	USD	(300,000,000)	(300,000,000)	02-Jan-2014	03-Jan-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286049	USD	(500,000,000)	(500,000,000)	03-Jan-2014	03-Jan-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286050	USD	(75,000,000)	(75,000,000)	03-Jan-2014	03-Jan-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010286073	USD	(23,000,000)	(23,000,000)	06-Jan-2014	06-Jan-2014	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010286077	USD	(42,400,000)	(42,400,000)	06-Jan-2014	06-Jan-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286090	USD	(25,000,000)	(25,000,000)	06-Jan-2014	06-Jan-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010286130	USD	(25,000,000)	(25,000,000)	07-Jan-2014	08-Jan-2014	04-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286535	USD	(100,000,000)	(100,000,000)	13-Jan-2014	13-Jan-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010286576	USD	(200,000,000)	(200,000,000)	13-Jan-2014	13-Jan-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286796	USD	(130,000,000)	(130,000,000)	14-Jan-2014	14-Jan-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS009APR14	0010286797	USD	(250,000,000)	(250,000,000)	14-Jan-2014	14-Jan-2014	09-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010286865	USD	(15,000,000)	(15,000,000)	15-Jan-2014	15-Jan-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010286824	USD	(118,300,000)	(118,300,000)	15-Jan-2014	16-Jan-2014	06-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010286825	USD	(118,310,000)	(118,310,000)	15-Jan-2014	16-Jan-2014	09-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010286831	USD	(118,300,000)	(118,300,000)	15-Jan-2014	16-Jan-2014	07-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287021	USD	(5,000,000)	(5,000,000)	16-Jan-2014	17-Jan-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010287042	USD	(7,300,000)	(7,300,000)	17-Jan-2014	17-Jan-2014	07-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010287044	USD	(250,000,000)	(250,000,000)	17-Jan-2014	21-Jan-2014	16-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287045	USD	(250,000,000)	(250,000,000)	17-Jan-2014	21-Jan-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287046	USD	(14,000,000)	(14,000,000)	17-Jan-2014	21-Jan-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287075	USD	(20,000,000)	(20,000,000)	22-Jan-2014	22-Jan-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010287076	USD	(50,000,000)	(50,000,000)	22-Jan-2014	22-Jan-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287082	USD	(15,000,000)	(15,000,000)	22-Jan-2014	22-Jan-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010287123	USD	(10,000,000)	(10,000,000)	23-Jan-2014	24-Jan-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001MAY14	0010287142	USD	(300,000,000)	(300,000,000)	23-Jan-2014	24-Jan-2014	01-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010287221	USD	(10,000,000)	(10,000,000)	24-Jan-2014	24-Jan-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010287222	USD	(40,000,000)	(40,000,000)	24-Jan-2014	24-Jan-2014	16-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010287225	USD	(16,000,000)	(16,000,000)	24-Jan-2014	24-Jan-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010287267	USD	(150,000,000)	(150,000,000)	27-Jan-2014	27-Jan-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287343	USD	(2,000,000)	(2,000,000)	28-Jan-2014	29-Jan-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010287375	USD	(5,000,000)	(5,000,000)	29-Jan-2014	30-Jan-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010287407	USD	(5,000,000)	(5,000,000)	30-Jan-2014	31-Jan-2014	02-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010287409	USD	(150,000,000)	(150,000,000)	30-Jan-2014	31-Jan-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287502	USD	(9,400,000)	(9,400,000)	31-Jan-2014	31-Jan-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287538	USD	(1,100,000)	(1,100,000)	31-Jan-2014	31-Jan-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287408	USD	(200,000,000)	(200,000,000)	30-Jan-2014	03-Feb-2014	18-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010287503	USD	(75,000,000)	(75,000,000)	31-Jan-2014	03-Feb-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010287539	USD	(300,000,000)	(300,000,000)	31-Jan-2014	03-Feb-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287540	USD	(300,000,000)	(300,000,000)	31-Jan-2014	03-Feb-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010287674	USD	(14,400,000)	(14,400,000)	31-Jan-2014	03-Feb-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287860	USD	(100,000,000)	(100,000,000)	03-Feb-2014	03-Feb-2014	18-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010287865	USD	(20,000,000)	(20,000,000)	03-Feb-2014	04-Feb-2014	08-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010287917	USD	(25,000,000)	(25,000,000)	05-Feb-2014	05-Feb-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010287920	USD	(5,000,000)	(5,000,000)	05-Feb-2014	06-Feb-2014	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010287927	USD	(75,000,000)	(75,000,000)	06-Feb-2014	06-Feb-2014	29-Apr-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 7 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010287945	USD	(400,000)	(400,000)	06-Feb-2014	07-Feb-2014	30-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010287946	USD	(400,000)	(400,000)	06-Feb-2014	07-Feb-2014	30-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS030APR14	0010287947	USD	(400,000)	(400,000)	06-Feb-2014	07-Feb-2014	30-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010287953	USD	(150,000,000)	(150,000,000)	06-Feb-2014	07-Feb-2014	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010287994	USD	(50,000,000)	(50,000,000)	07-Feb-2014	07-Feb-2014	08-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010287954	USD	(150,000,000)	(150,000,000)	06-Feb-2014	10-Feb-2014	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287996	USD	(50,000,000)	(50,000,000)	07-Feb-2014	10-Feb-2014	18-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010288004	USD	(20,000,000)	(20,000,000)	07-Feb-2014	10-Feb-2014	15-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010288052	USD	(5,000,000)	(5,000,000)	10-Feb-2014	10-Feb-2014	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010288067	USD	(200,000,000)	(200,000,000)	10-Feb-2014	10-Feb-2014	11-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010288085	USD	(6,000,000)	(6,000,000)	10-Feb-2014	10-Feb-2014	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010287936	USD	(100,000,000)	(100,000,000)	06-Feb-2014	11-Feb-2014	02-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010288053	USD	(100,000,000)	(100,000,000)	10-Feb-2014	11-Feb-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010288319	USD	(30,000,000)	(30,000,000)	12-Feb-2014	12-Feb-2014	02-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010288550	USD	(5,000,000)	(5,000,000)	18-Feb-2014	19-Feb-2014	19-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010288569	USD	(112,800,000)	(112,800,000)	19-Feb-2014	19-Feb-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS001MAY14	0010289203	USD	(20,000,000)	(20,000,000)	04-Mar-2014	04-Mar-2014	01-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006JUN14	0010289243	USD	(100,000,000)	(100,000,000)	05-Mar-2014	06-Mar-2014	06-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010289244	USD	(100,000,000)	(100,000,000)	05-Mar-2014	06-Mar-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289280	USD	(30,000,000)	(30,000,000)	05-Mar-2014	06-Mar-2014	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010289293	USD	(80,000,000)	(80,000,000)	06-Mar-2014	06-Mar-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289310	USD	(23,000,000)	(23,000,000)	06-Mar-2014	06-Mar-2014	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289311	USD	(20,000,000)	(20,000,000)	06-Mar-2014	06-Mar-2014	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010289396	USD	(5,000,000)	(5,000,000)	07-Mar-2014	07-Mar-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010289414	USD	(25,000,000)	(25,000,000)	07-Mar-2014	07-Mar-2014	29-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010289415	USD	(25,000,000)	(25,000,000)	07-Mar-2014	07-Mar-2014	29-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS027JUN14	0010289449	USD	(26,418,000)	(26,418,000)	07-Mar-2014	10-Mar-2014	27-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010289939	USD	(10,000,000)	(10,000,000)	12-Mar-2014	13-Mar-2014	11-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010290270	USD	(50,000,000)	(50,000,000)	20-Mar-2014	21-Mar-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010290271	USD	(20,000,000)	(20,000,000)	20-Mar-2014	24-Mar-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010290317	USD	(8,050,000)	(8,050,000)	24-Mar-2014	25-Mar-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010290336	USD	(50,000,000)	(50,000,000)	25-Mar-2014	25-Mar-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010290381	USD	(50,000,000)	(50,000,000)	26-Mar-2014	26-Mar-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS023MAY14	0010290401	USD	(200,000,000)	(200,000,000)	27-Mar-2014	28-Mar-2014	23-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010290490	USD	(50,000,000)	(50,000,000)	31-Mar-2014	31-Mar-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010290491	USD	(50,000,000)	(50,000,000)	31-Mar-2014	31-Mar-2014	01-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010290520	USD	(100,000,000)	(100,000,000)	31-Mar-2014	31-Mar-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010290516	USD	(150,000,000)	(150,000,000)	31-Mar-2014	01-Apr-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010290525	USD	(5,000,000)	(5,000,000)	31-Mar-2014	01-Apr-2014	02-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS002APR14	0010290841	USD	(50,000,000)	(50,000,000)	01-Apr-2014	01-Apr-2014	02-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS027MAY14	0010290842	USD	(50,000,000)	(50,000,000)	01-Apr-2014	02-Apr-2014	27-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010290858	USD	(5,000,000)	(5,000,000)	01-Apr-2014	02-Apr-2014	02-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010290908	USD	(5,000,000)	(5,000,000)	02-Apr-2014	02-Apr-2014	05-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010290910	USD	(50,000,000)	(50,000,000)	02-Apr-2014	02-Apr-2014	03-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS003APR14	0010290912	USD	(50,000,000)	(50,000,000)	02-Apr-2014	02-Apr-2014	03-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010290914	USD	(14,975,000)	(14,975,000)	02-Apr-2014	02-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010290851	USD	(150,000,000)	(150,000,000)	01-Apr-2014	03-Apr-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS003JUN14	0010290852	USD	(250,000,000)	(250,000,000)	01-Apr-2014	03-Apr-2014	03-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010290948	USD	(50,000,000)	(50,000,000)	03-Apr-2014	03-Apr-2014	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010290961	USD	(50,000,000)	(50,000,000)	03-Apr-2014	03-Apr-2014	04-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010291017	USD	(50,000,000)	(50,000,000)	04-Apr-2014	04-Apr-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010291054	USD	(25,000,000)	(25,000,000)	04-Apr-2014	04-Apr-2014	07-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010290951	USD	(200,000,000)	(200,000,000)	03-Apr-2014	07-Apr-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010291142	USD	(50,000,000)	(50,000,000)	07-Apr-2014	07-Apr-2014	08-Apr-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 8 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291144	USD	(100,000,000)	(100,000,000)	07-Apr-2014	07-Apr-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010291149	USD	(50,000,000)	(50,000,000)	07-Apr-2014	07-Apr-2014	08-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006JUN14	0010291143	USD	(50,000,000)	(50,000,000)	07-Apr-2014	08-Apr-2014	06-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS009APR14	0010291292	USD	(50,000,000)	(50,000,000)	08-Apr-2014	08-Apr-2014	09-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010291293	USD	(50,000,000)	(50,000,000)	08-Apr-2014	09-Apr-2014	06-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010291308	USD	(50,000,000)	(50,000,000)	09-Apr-2014	09-Apr-2014	10-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010APR14	0010291318	USD	(35,880,000)	(35,880,000)	09-Apr-2014	09-Apr-2014	10-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010291331	USD	(50,000,000)	(50,000,000)	10-Apr-2014	10-Apr-2014	11-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010291459	USD	(50,000,000)	(50,000,000)	11-Apr-2014	11-Apr-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010291466	USD	(50,000,000)	(50,000,000)	11-Apr-2014	11-Apr-2014	14-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010291536	USD	(50,000,000)	(50,000,000)	14-Apr-2014	14-Apr-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010291537	USD	(50,000,000)	(50,000,000)	14-Apr-2014	14-Apr-2014	15-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS017JUN14	0010291560	USD	(50,000,000)	(50,000,000)	14-Apr-2014	14-Apr-2014	17-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010291561	USD	(200,000,000)	(200,000,000)	14-Apr-2014	14-Apr-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291566	USD	(50,000,000)	(50,000,000)	14-Apr-2014	14-Apr-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010291567	USD	(50,000,000)	(50,000,000)	14-Apr-2014	14-Apr-2014	24-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010291568	USD	(20,000,000)	(20,000,000)	14-Apr-2014	15-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010291611	USD	(50,000,000)	(50,000,000)	15-Apr-2014	15-Apr-2014	16-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010291625	USD	(50,000,000)	(50,000,000)	15-Apr-2014	15-Apr-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010291664	USD	(50,000,000)	(50,000,000)	16-Apr-2014	16-Apr-2014	17-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291573	USD	(14,000,000)	(14,000,000)	14-Apr-2014	17-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010291708	USD	(50,000,000)	(50,000,000)	17-Apr-2014	17-Apr-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010291709	USD	(100,000,000)	(100,000,000)	17-Apr-2014	17-Apr-2014	21-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010291714	USD	(50,000,000)	(50,000,000)	21-Apr-2014	21-Apr-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010291717	USD	(50,000,000)	(50,000,000)	21-Apr-2014	21-Apr-2014	22-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010291713	USD	(75,000,000)	(75,000,000)	21-Apr-2014	22-Apr-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291715	USD	(100,000,000)	(100,000,000)	21-Apr-2014	22-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010291721	USD	(50,000,000)	(50,000,000)	22-Apr-2014	22-Apr-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010291725	USD	(50,000,000)	(50,000,000)	22-Apr-2014	22-Apr-2014	23-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010291730	USD	(20,000,000)	(20,000,000)	22-Apr-2014	23-Apr-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS024APR14	0010291756	USD	(50,000,000)	(50,000,000)	23-Apr-2014	23-Apr-2014	24-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS024APR14	0010291757	USD	(50,000,000)	(50,000,000)	23-Apr-2014	23-Apr-2014	24-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010291770	USD	(30,000,000)	(30,000,000)	23-Apr-2014	24-Apr-2014	18-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291832	USD	(10,000,000)	(10,000,000)	24-Apr-2014	24-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS025APR14	0010291836	USD	(50,000,000)	(50,000,000)	24-Apr-2014	24-Apr-2014	25-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS025APR14	0010291849	USD	(50,000,000)	(50,000,000)	24-Apr-2014	24-Apr-2014	25-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291860	USD	(50,000,000)	(50,000,000)	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291877	USD	(21,615,000)	(21,615,000)	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010291882	USD	(28,385,000)	(28,385,000)	25-Apr-2014	25-Apr-2014	28-Apr-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291868	USD	(50,000,000)	(50,000,000)	25-Apr-2014	28-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010291880	USD	(15,000,000)	(15,000,000)	25-Apr-2014	28-Apr-2014	28-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010291901	USD	(50,000,000)	(50,000,000)	28-Apr-2014	28-Apr-2014	24-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291909	USD	(25,000,000)	(25,000,000)	29-Apr-2014	29-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010291916	USD	(50,000,000)	(50,000,000)	29-Apr-2014	29-Apr-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010292271	USD	(25,000,000)	(25,000,000)	01-May-2014	01-May-2014	02-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010292050	USD	(5,000,000)	(5,000,000)	30-Apr-2014	02-May-2014	02-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010292290	USD	(50,000,000)	(50,000,000)	02-May-2014	02-May-2014	05-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS005MAY14	0010292291	USD	(25,000,000)	(25,000,000)	02-May-2014	02-May-2014	05-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010292298	USD	(50,000,000)	(50,000,000)	05-May-2014	05-May-2014	06-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010292299	USD	(50,000,000)	(50,000,000)	05-May-2014	05-May-2014	06-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010292374	USD	(50,000,000)	(50,000,000)	06-May-2014	06-May-2014	07-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010292375	USD	(50,000,000)	(50,000,000)	06-May-2014	06-May-2014	07-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010292500	USD	(50,000,000)	(50,000,000)	07-May-2014	07-May-2014	08-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010292501	USD	(50,000,000)	(50,000,000)	07-May-2014	07-May-2014	08-May-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01, 2014 through June 30, 2014	Page 9 / 9

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010292701	USD	(50,000,000)	(50,000,000)	08-May-2014	08-May-2014	09-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010292702	USD	(50,000,000)	(50,000,000)	08-May-2014	08-May-2014	09-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010292760	USD	(50,000,000)	(50,000,000)	09-May-2014	09-May-2014	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010292761	USD	(50,000,000)	(50,000,000)	09-May-2014	09-May-2014	12-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010292849	USD	(50,000,000)	(50,000,000)	12-May-2014	12-May-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010292850	USD	(50,000,000)	(50,000,000)	12-May-2014	12-May-2014	13-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010292853	USD	(200,000,000)	(200,000,000)	12-May-2014	13-May-2014	30-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010292909	USD	(50,000,000)	(50,000,000)	13-May-2014	13-May-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010292915	USD	(50,000,000)	(50,000,000)	13-May-2014	13-May-2014	14-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010292980	USD	(50,000,000)	(50,000,000)	14-May-2014	14-May-2014	15-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010292981	USD	(50,000,000)	(50,000,000)	14-May-2014	14-May-2014	15-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293158	USD	(50,000,000)	(50,000,000)	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293159	USD	(50,000,000)	(50,000,000)	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016MAY14	0010293211	USD	(50,000,000)	(50,000,000)	15-May-2014	15-May-2014	16-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010293271	USD	(50,000,000)	(50,000,000)	16-May-2014	16-May-2014	19-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010293272	USD	(50,000,000)	(50,000,000)	16-May-2014	16-May-2014	19-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010293312	USD	(50,000,000)	(50,000,000)	19-May-2014	19-May-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010293313	USD	(50,000,000)	(50,000,000)	19-May-2014	19-May-2014	20-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010293324	USD	(100,000,000)	(100,000,000)	19-May-2014	20-May-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS021MAY14	0010293351	USD	(50,000,000)	(50,000,000)	20-May-2014	20-May-2014	21-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS021MAY14	0010293352	USD	(50,000,000)	(50,000,000)	20-May-2014	20-May-2014	21-May-2014

DIN/SELL USD/IBRD/DIN IBRDUS027JUN14	0010293524	USD	(3,600,000)	(3,600,000)	20-May-2014	21-May-2014	27-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010294623	USD	(25,000,000)	(25,000,000)	06-Jun-2014	06-Jun-2014	09-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010294767	USD	(25,000,000)	(25,000,000)	09-Jun-2014	09-Jun-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS010JUN14	0010294768	USD	(25,000,000)	(25,000,000)	09-Jun-2014	09-Jun-2014	10-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010294918	USD	(25,000,000)	(25,000,000)	10-Jun-2014	10-Jun-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS011JUN14	0010294919	USD	(25,000,000)	(25,000,000)	10-Jun-2014	10-Jun-2014	11-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010294986	USD	(25,000,000)	(25,000,000)	11-Jun-2014	11-Jun-2014	12-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS012JUN14	0010294987	USD	(25,000,000)	(25,000,000)	11-Jun-2014	11-Jun-2014	12-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295039	USD	(25,000,000)	(25,000,000)	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295041	USD	(25,000,000)	(25,000,000)	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010295042	USD	(50,000,000)	(50,000,000)	12-Jun-2014	12-Jun-2014	13-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010295158	USD	(25,000,000)	(25,000,000)	13-Jun-2014	13-Jun-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010295159	USD	(25,000,000)	(25,000,000)	13-Jun-2014	13-Jun-2014	16-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS020JUN14	0010295360	USD	(25,000,000)	(25,000,000)	19-Jun-2014	19-Jun-2014	20-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS023JUN14	0010295441	USD	(25,000,000)	(25,000,000)	20-Jun-2014	20-Jun-2014	23-Jun-2014

DIN/SELL USD/IBRD/DIN IBRDUS024JUN14	0010295447	USD	(25,000,000)	(25,000,000)	23-Jun-2014	23-Jun-2014	24-Jun-2014

BOND/SELL USD/IBRD/DINS/0514USD00.00	0000012566	USD	(100,000,000)	(100,000,000)	20-Aug-2013	22-Aug-2013	28-May-2014

BOND/SELL USD/IBRD/DINS/0614USD00.00	0000012567	USD	(100,000,000)	(100,000,000)	20-Aug-2013	22-Aug-2013	23-Jun-2014

Sub-total Matured Borrowings - United States Dollar			(16,087,682,000)	(16,087,682,000)

Total Matured Borrowings				(16,458,017,567)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2014 through June 30, 2014	Page 1 / 5

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0419AUD03.50	0000013005	AUD	300,000,000	280,845,000	16-Apr-2014	29-Apr-2014	29-Apr-2019

BOND/SELL AUD/IBRD/GDIF/1118AUD03.18	0000013010	AUD	12,600,000	11,776,590	17-Apr-2014	22-May-2014	26-Nov-2018

BOND/SELL AUD/IBRD/GDIF/0619AUD03.01	0000013044	AUD	24,200,000	22,662,090	16-May-2014	2-Jun-2014	3-Jun-2019

BOND/SELL AUD/IBRD/GDIF/0617AUD02.484	0000013049	AUD	19,000,000	17,610,150	20-May-2014	23-Jun-2014	23-Jun-2017

BOND/SELL AUD/IBRD/GDIF/0625AUD04.25	0000013090	AUD	300,000,000	280,665,000	17-Jun-2014	24-Jun-2014	24-Jun-2025

BOND/SELL AUD/IBRD/GDIF/0119AUD03.75	0000013091	AUD	1,000,000,000	935,550,000	17-Jun-2014	24-Jun-2014	23-Jan-2019

Sub-total New Borrowings - Australian Dollar			1,655,800,000	1,549,108,830

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013023	BRL	125,000,000	55,673,088	28-Apr-2014	13-May-2014	2-Mar-2017

BOND/SELL BRL/IBRD/GDIF/0518BRL09.27	0000013038	BRL	465,500,000	210,347,944	12-May-2014	21-May-2014	21-May-2018

BOND/SELL BRL/IBRD/GDIF/0517BRL09.51	0000013008	BRL	110,000,000	49,086,325	17-Apr-2014	22-May-2014	30-May-2017

BOND/SELL BRL/IBRD/GDIF/0518BRL07.20	0000013042	BRL	10,000,000	4,514,877	13-May-2014	23-May-2014	23-May-2018

BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013054	BRL	100,000,000	45,289,855	22-May-2014	30-May-2014	2-Mar-2017

BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000013073	BRL	50,000,000	22,258,330	9-Jun-2014	16-Jun-2014	31-Jan-2018

BOND/SELL BRL/IBRD/GDIF/0617BRL09.15	0000013046	BRL	109,000,000	49,198,826	19-May-2014	23-Jun-2014	28-Jun-2017

BOND/SELL BRL/IBRD/GDIF/0617BRL08.97	0000013052	BRL	11,500,000	5,213,646	20-May-2014	26-Jun-2014	27-Jun-2017

Sub-total New Borrowings - Brazilian Real			981,000,000	441,582,891

Canadian Dollars

BOND/SELL CAD/IBRD/GDIF/0519CAD01.875	0000013055	CAD	1,000,000,000	916,716,322	22-May-2014	30-May-2014	30-May-2019

Sub-total New Borrowings - Canadian Dollars			1,000,000,000	916,716,322

China Yuan Renminbi

BOND/SELL CNY/IBRD/GDIF/0517CNY01.51	0000013011	CNY	60,500,000	9,699,321	22-Apr-2014	7-May-2014	7-May-2017

Sub-total New Borrowings - China Yuan Renminbi			60,500,000	9,699,321

Euro

BOND/SELL EUR/IBRD/GDIF/0117EUR00.0825	0000013100	EUR	250,000,000	340,562,500	24-Jun-2014	30-Jun-2014	30-Jan-2017

BOND/SELL EUR/IBRD/GDIF/0317EUR00.0905	0000013101	EUR	250,000,000	340,562,500	24-Jun-2014	30-Jun-2014	30-Mar-2017

BOND/SELL EUR/IBRD/GDIF/0417EUR00.109	0000013102	EUR	250,000,000	340,562,500	24-Jun-2014	30-Jun-2014	30-Apr-2017

BOND/SELL EUR/IBRD/GDIF/0617EUR00.131	0000013103	EUR	750,000,000	1,021,687,500	24-Jun-2014	30-Jun-2014	30-Jun-2017

BOND/SELL EUR/IBRD/GDIF/0564EURSTR	0000012983	EUR	219,195,300	301,711,371	3-Apr-2014	2-May-2014	2-May-2064

Sub-total New Borrowings - Euro			1,719,195,300	2,345,086,371

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000013043	GBP	100,000,000	167,545,000	15-May-2014	22-May-2014	28-Dec-2016

Sub-total New Borrowings - Pound Sterling			100,000,000	167,545,000

New Ghanian Cedi

BOND/SELL GHS/IBRD/GDIF/0519GHS20.50	0000013026	GHS	43,000,000	15,194,346	30-Apr-2014	13-May-2014	13-May-2019

Sub-total New Borrowings - New Ghanian Cedi			43,000,000	15,194,346

Indian Rupee

BOND/SELL INR/IBRD/GDIF/1216INR06.00	0000013081	INR	2,000,000,000	33,741,038	12-Jun-2014	20-Jun-2014	20-Dec-2016

Sub-total New Borrowings - Indian Rupee			2,000,000,000	33,741,038

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0444JPYSTR	0000012989	JPY	300,000,000	2,924,974	08-Apr-2014	01-May-2014	22-Apr-2044

BOND/SELL JPY/IBRD/GDIF/0517JPYSTR	0000013001	JPY	1,043,000,000	10,252,126	14-Apr-2014	22-May-2014	25-May-2017

BOND/SELL JPY/IBRD/GDIF/0519JPYSTR03	0000013041	JPY	4,327,000,000	42,295,098	13-May-2014	28-May-2014	20-May-2019

BOND/SELL JPY/IBRD/GDIF/0519JPYSTR02	0000013013	JPY	500,000,000	4,889,736	23-Apr-2014	29-May-2014	28-May-2019

BOND/SELL JPY/IBRD/GDIF/0644JPYSTR	0000013040	JPY	100,000,000	977,469	13-May-2014	05-Jun-2014	06-Jun-2044

BOND/SELL JPY/IBRD/GDIF/0717JPYSTR02	0000013104	JPY	1,282,000,000	12,582,814	24-Jun-2014	30-Jul-2014	27-Jul-2017

Sub-total New Borrowings - Japanese Yen			7,552,000,000	73,922,218

Korean Won

BOND/SELL KRW/IBRD/GDIF/0417KRW01.50	0000013015	KRW	1,860,000,000	1,789,150	23-Apr-2014	30-Apr-2014	30-Apr-2017

Sub-total New Borrowings - Korean Won			1,860,000,000	1,789,150

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2014 through June 30, 2014	Page 2 / 5

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0519MXN03.81	0000013007	MXN	150,000,000	11,485,320	16-Apr-2014	14-May-2014	14-May-2019

BOND/SELL MXN/IBRD/GDIF/0719MXN03.67	0000013094	MXN	150,000,000	11,460,092	18-Jun-2014	10-Jul-2014	10-Jul-2019

Sub-total New Borrowings - Mexican Peso			300,000,000	22,945,412

New Zealand Dollars

BOND/SELL NZD/IBRD/GDIF/1118NZD04.164	0000013009	NZD	10,300,000	8,876,025	17-Apr-2014	22-May-2014	26-Nov-2018

BOND/SELL NZD/IBRD/GDIF/0617NZD03.54	0000013050	NZD	13,600,000	11,679,000	20-May-2014	23-Jun-2014	23-Jun-2017

BOND/SELL NZD/IBRD/GDIF/0219NZD04.625	0000013083	NZD	800,000,000	691,920,000	13-Jun-2014	23-Jun-2014	26-Feb-2019

Sub-total New Borrowings - New Zealand Dollars			823,900,000	712,475,025

Peruvian Soles

BOND/SELL PEN/IBRD/GDIF/0630PEN05.70	0000013072	PEN	101,356,860	36,335,135	06-Jun-2014	20-Jun-2014	20-Jun-2030

Sub-total New Borrowings - Peruvian Soles			101,356,860	36,335,135

Swedish Kroner

BOND/SELL SEK/IBRD/GDIF/0619SEK01.375	0000013079	SEK	1,500,000,000	224,665,249	11-Jun-2014	23-Jun-2014	23-Jun-2019

Sub-total New Borrowings - Swedish Kroner			1,500,000,000	224,665,249

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0518TRY08.29	0000013037	TRY	335,500,000	161,453,321	12-May-2014	21-May-2014	21-May-2018

BOND/SELL TRY/IBRD/GDIF/0717TRY07.25	0000013061	TRY	40,000,000	18,984,338	28-May-2014	01-Jul-2014	03-Jul-2017

BOND/SELL TRY/IBRD/GDIF/0719TRY00.50	0000013093	TRY	40,000,000	18,656,716	18-Jun-2014	17-Jul-2014	17-Jul-2019

Sub-total New Borrowings - Turkish Lira			415,500,000	199,094,375

United States Dollar

BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000012981	USD	2,250,000,000	2,250,000,000	03-Apr-2014	10-Apr-2014	10-Apr-2018

BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012985	USD	200,000,000	200,000,000	04-Apr-2014	11-Apr-2014	07-Aug-2015

BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000012991	USD	200,000,000	200,000,000	08-Apr-2014	17-Apr-2014	17-Apr-2019

BOND/SELL USD/IBRD/GDIF/0715USD00.1925	0000012994	USD	250,000,000	250,000,000	09-Apr-2014	22-Apr-2014	01-Jul-2015

BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012998	USD	250,000,000	250,000,000	11-Apr-2014	22-Apr-2014	07-Aug-2015

BOND/SELL USD/IBRD/GDIF/0419USDSTR02	0000013014	USD	100,000,000	100,000,000	23-Apr-2014	30-Apr-2014	30-Apr-2019

BOND/SELL USD/IBRD/GDIF/0519USD01.76	0000013019	USD	3,100,000	3,100,000	24-Apr-2014	01-May-2014	01-May-2019

BOND/SELL USD/IBRD/GDIF/0419USDFRN	0000013022	USD	200,000,000	200,000,000	25-Apr-2014	05-May-2014	17-Apr-2019

BOND/SELL USD/IBRD/GDIF/0517USDSTR01	0000013024	USD	250,000,000	250,000,000	28-Apr-2014	08-May-2014	08-May-2017

BOND/SELL USD/IBRD/GDIF/0519USDSTR03	0000012984	USD	500,000,000	500,000,000	03-Apr-2014	09-May-2014	09-May-2019

BOND/SELL USD/IBRD/GDIF/0615USDFRNA	0000013030	USD	150,000,000	150,000,000	06-May-2014	13-May-2014	01-Jun-2015

BOND/SELL USD/IBRD/GDIF/1015USDSTR	0000013017	USD	50,000,000	50,000,000	24-Apr-2014	15-May-2014	15-Oct-2015

BOND/SELL USD/IBRD/GDIF/0517USDSTR02	0000013027	USD	100,000,000	100,000,000	30-Apr-2014	16-May-2014	16-May-2017

BOND/SELL USD/IBRD/GDIF/0615USDSTR04	0000013032	USD	500,000,000	500,000,000	06-May-2014	20-May-2014	05-Jun-2015

BOND/SELL USD/IBRD/GDIF/0519USDSTR04	0000013045	USD	500,000,000	500,000,000	16-May-2014	23-May-2014	23-May-2019

BOND/SELL USD/IBRD/GDIF/0534USDSTR	0000013020	USD	10,000,000	10,000,000	24-Apr-2014	30-May-2014	30-May-2034

BOND/SELL USD/IBRD/GDIF/0519USDSTR04	0000013059	USD	55,000,000	55,000,000	27-May-2014	03-Jun-2014	23-May-2019

BOND/SELL USD/IBRD/GDIF/0619USDSTR04	0000013058	USD	50,000,000	50,000,000	27-May-2014	10-Jun-2014	10-Jun-2019

BOND/SELL USD/IBRD/GDIF/0619USDSTR03	0000013057	USD	100,000,000	100,000,000	27-May-2014	16-Jun-2014	16-Jun-2019

BOND/SELL USD/IBRD/GDIF/0915USDSTR02	0000013066	USD	25,000,000	25,000,000	03-Jun-2014	16-Jun-2014	16-Sep-2015

BOND/SELL USD/IBRD/GDIF/0617USDSTR02	0000013076	USD	40,000,000	40,000,000	10-Jun-2014	18-Jun-2014	18-Jun-2017

BOND/SELL USD/IBRD/GDIF/0619USDSTR08	0000013074	USD	50,000,000	50,000,000	10-Jun-2014	24-Jun-2014	24-Jun-2019

BOND/SELL USD/IBRD/GDIF/0621USDSTR	0000013089	USD	5,296,000	5,296,000	17-Jun-2014	25-Jun-2014	25-Jun-2021

BOND/SELL USD/IBRD/GDIF/0621USD02.25	0000013092	USD	2,000,000,000	2,000,000,000	18-Jun-2014	25-Jun-2014	24-Jun-2021

BOND/SELL USD/IBRD/GDIF/1016USD00.625	0000013095	USD	2,250,000,000	2,250,000,000	18-Jun-2014	25-Jun-2014	14-Oct-2016

BOND/SELL USD/IBRD/GDIF/0619USDSTR09	0000013075	USD	50,000,000	50,000,000	10-Jun-2014	26-Jun-2014	26-Jun-2019

BOND/SELL USD/IBRD/GDIF/0634USDSTR01	0000013053	USD	35,000,000	35,000,000	21-May-2014	30-Jun-2014	30-Jun-2034

BOND/SELL USD/IBRD/GDIF/0617USDCAR01	0000013109	USD	30,000,000	30,000,000	25-Jun-2014	30-Jun-2014	07-Jun-2017

BOND/SELL USD/IBRD/GDIF/0719USDSTR04	0000013111	USD	100,000,000	100,000,000	26-Jun-2014	14-Jul-2014	14-Jul-2019

BOND/SELL USD/IBRD/GDIF/0719USDSTR05	0000013114	USD	100,000,000	100,000,000	26-Jun-2014	22-Jul-2014	22-Jul-2019

BOND/SELL USD/IBRD/GDIF/0719USDSTR06	0000013115	USD	100,000,000	100,000,000	26-Jun-2014	22-Jul-2014	22-Jul-2019

BOND/SELL USD/IBRD/GDIF/0734USDSTR03	0000013112	USD	10,000,000	10,000,000	26-Jun-2014	31-Jul-2014	31-Jul-2034

BOND/SELL USD/IBRD/GDIF/0619USDSTR06	0000013069	USD	30,000,000	30,000,000	04-Jun-2014	25-Jun-2014	25-Jun-2019

BOND/SELL USD/IBRD/GDIF/0619USDSTR07	0000013070	USD	10,000,000	10,000,000	04-Jun-2014	25-Jun-2014	25-Jun-2019

Sub-total New Borrowings - United States Dollar			10,553,396,000	10,553,396,000

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2014 through June 30, 2014	Page 3 / 5

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand

BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000013025	ZAR	100,000,000	9,461,633	29-Apr-2014	06-May-2014	04-Nov-2016

BOND/SELL ZAR/IBRD/GDIF/1015ZAR06.75	0000013029	ZAR	300,000,000	28,538,813	02-May-2014	15-May-2014	30-Oct-2015

Sub-total New Borrowings - South African Rand			400,000,000	38,000,446

Zambian Kwacha

BOND/SELL ZMW/IBRD/GDIF/1015ZMW10.75	0000012980	ZMW	75,000,000	12,106,538	02-Apr-2014	10-Apr-2014	09-Oct-2015

Sub-total New Borrowings - Zambian Kwacha			75,000,000	12,106,538

Total New Borrrowings				17,353,403,665

Matured Borrowings

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0414AUD05.15	0000010090	AUD	(35,000,000)	(32,765,250)	24-Mar-2010	20-Apr-2010	16-Apr-2014

BOND/SELL AUD/IBRD/GDIF/0414AUD05.01	0000010128	AUD	(10,015,000)	(9,290,916)	12-Apr-2010	27-Apr-2010	28-Apr-2014

BOND/SELL AUD/IBRD/GDIF/0514AUD05.14	0000010143	AUD	(22,652,000)	(20,995,006)	20-Apr-2010	20-May-2010	20-May-2014

BOND/SELL AUD/IBRD/GDIF/0614AUD04.74	0000010258	AUD	(31,400,000)	(29,556,820)	18-Jun-2010	29-Jun-2010	26-Jun-2014

BOND/SELL AUD/IBRD/GDIF/0414AUD04.32	0000010388	AUD	(23,000,000)	(21,638,400)	01-Oct-2010	28-Oct-2010	14-Apr-2014

BOND/SELL AUD/IBRD/GDIF/0514AUD04.44	0000010425	AUD	(22,000,000)	(20,658,000)	28-Oct-2010	29-Nov-2010	14-May-2014

BOND/SELL AUD/IBRD/GDIF/0614AUD04.62	0000010468	AUD	(21,000,000)	(19,700,100)	24-Nov-2010	21-Dec-2010	13-Jun-2014

BOND/SELL AUD/IBRD/GDIF/0414AUD04.60	0000010707	AUD	(8,200,000)	(7,664,130)	12-Apr-2011	27-Apr-2011	17-Apr-2014

BOND/SELL AUD/IBRD/GDIF/0614AUD04.45	0000010803	AUD	(11,500,000)	(10,803,100)	08-Jun-2011	20-Jun-2011	20-Jun-2014

Sub-total Matured Borrowings - Australian Dollar			(184,767,000)	(173,071,722)

Brazilian Reals

BOND/SELL BRL/IBRD/GDIF/0414BRL08.61	0000010103	BRL	(22,300,000)	(9,972,720)	31-Mar-2010	27-Apr-2010	30-Apr-2014

BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000010720	BRL	(100,000,000)	(44,538,470)	15-Apr-2011	28-Apr-2011	28-Apr-2014

BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000010756	BRL	(50,000,000)	(22,269,235)	13-May-2011	20-May-2011	28-Apr-2014

BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000011551	BRL	(50,000,000)	(22,269,235)	02-Aug-2012	10-Aug-2012	28-Apr-2014

BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000011639	BRL	(50,000,000)	(22,269,235)	27-Sep-2012	04-Oct-2012	28-Apr-2014

Sub-total Matured Borrowings - Brazilian Reals			(272,300,000)	(121,318,896)

Canadian Dollars

BOND/SELL CAD/IBRD/GDIF/0514CADSTR	0000007468	CAD	(12,000,000)	(11,089,036)	38,834.00	09-May-2006	09-May-2014

Sub-total Matured Borrowings - Canadian Dollars			(12,000,000)	(11,089,036)

Chilean Peso

BOND/SELL CLP/IBRD/GDIF/0614CLP04.50	0000010792	CLP	(1,000,000,000)	(1,803,947)	40,696.00	15-Jun-2011	15-Jun-2014

Sub-total Matured Borrowings - Chielan Peso			(1,000,000,000)	(1,803,947)

Hong Kong Dollar

BOND/SELL HKD/IBRD/GDIF/0614HKDFRN	0000009628	HKD	(2,000,000,000)	(258,002,928)	39,945.00	08-Jun-2009	09-Jun-2014

Sub-total Matured Borrowings - Hong Kong Dollar			(2,000,000,000)	(258,002,928)

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0414MXN04.95	0000010682	MXN	(450,000,000)	(34,312,511)	01-Apr-2011	27-Apr-2011	25-Apr-2014

BOND/SELL MXN/IBRD/GDIF/0514MXN04.40	0000010746	MXN	(275,000,000)	(21,344,717)	10-May-2011	02-Jun-2011	28-May-2014

Sub-total Matured Borrowings - Mexican Peso			(725,000,000)	(55,657,228)

Nigerian Nairas

BOND/SELL NGN/IBRD/GDIF/0514NGN10.75	0000011701	NGN	(4,500,000,000)	(27,779,490)	29-Oct-2012	13-Nov-2012	13-May-2014

BOND/SELL NGN/IBRD/GDIF/0514NGN10.75	0000011876	NGN	(5,300,000,000)	(32,718,066)	18-Dec-2012	28-Dec-2012	13-May-2014

Sub-total Matured Borrowings - Nigerian Nairas			(9,800,000,000)	(60,497,556)

Norwegian Kroner

BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000010676	NOK	(878,300,000)	(147,395,449)	29-Mar-2011	14-Apr-2011	14-Apr-2014

BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000010873	NOK	(500,000,000)	(83,909,512)	03-Aug-2011	10-Aug-2011	14-Apr-2014

BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000011041	NOK	(300,000,000)	(50,345,707)	14-Nov-2011	18-Nov-2011	14-Apr-2014

Sub-total Matured Borrowings - Norwegian Kroner			(1,678,300,000)	(281,650,668)

New Zealand Dollars

BOND/SELL NZD/IBRD/GDIF/0614NZD04.29	0000010259	NZD	(36,700,000)	(32,171,220)	18-Jun-2010	29-Jun-2010	26-Jun-2014

BOND/SELL NZD/IBRD/GDIF/0414NZD03.24	0000010389	NZD	(18,000,000)	(15,597,900)	01-Oct-2010	28-Oct-2010	14-Apr-2014

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2014 through June 30, 2014	Page 4 / 5

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL NZD/IBRD/GDIF/0514NZD03.42	0000010426	NZD	(13,000,000)	(11,263,850)	28-Oct-2010	29-Nov-2010	14-May-2014

BOND/SELL NZD/IBRD/GDIF/0614NZD03.60	0000010469	NZD	(5,000,000)	(4,324,500)	24-Nov-2010	21-Dec-2010	13-Jun-2014

Sub-total Matured Borrowings - New Zealand Dollars			(72,700,000)	(63,357,470)

Thai Baht

BOND/SELL THB/IBRD/MLT/0614THB02.05	0000010793	THB	(1,250,000,000)	(38,449,708)	01-Jun-2011	10-Jun-2011	10-Jun-2014

Sub-total Matured Borrowings - Thai Baht			(1,250,000,000)	(38,449,708)

Singapore Dollars

BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000010743	TRY	(100,000,000)	(47,535,295)	06-May-2011	16-May-2011	16-May-2014

BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000010823	TRY	(50,000,000)	(23,767,647)	05-Jul-2011	13-Jul-2011	16-May-2014

BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000011455	TRY	(50,000,000)	(23,767,647)	13-Jun-2012	21-Jun-2012	16-May-2014

BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000011587	TRY	(35,000,000)	(16,637,353)	28-Aug-2012	04-Sep-2012	16-May-2014

Sub-total Matured Borrowings - Singapore Dollars			(235,000,000)	(111,707,943)

United States Dollar

BOND/SELL USD/IBRD/GDIF/0614USD03.52	0000009649	USD	(200,000,000)	(200,000,000)	11-Jun-2009	18-Jun-2009	18-Jun-2014

BOND/SELL USD/IBRD/GDIF/0414USD01.44	0000010111	USD	(8,000,000)	(8,000,000)	01-Apr-2010	27-Apr-2010	14-Apr-2014

BOND/SELL USD/IBRD/GDIF/0514USD01.38	0000010150	USD	(6,000,000)	(6,000,000)	22-Apr-2010	25-May-2010	14-May-2014

BOND/SELL USD/IBRD/GDIF/0614USD01.20	0000010200	USD	(8,000,000)	(8,000,000)	20-May-2010	29-Jun-2010	13-Jun-2014

BOND/SELL USD/IBRD/GDIF/0414USDFRN	0000011358	USD	(40,000,000)	(40,000,000)	19-Apr-2012	30-Apr-2012	30-Apr-2014

BOND/SELL USD/IBRD/GDIF/0614USD00.127	0000011756	USD	(38,000,000)	(38,000,000)	13-Nov-2012	26-Nov-2012	26-Jun-2014

BOND/SELL USD/IBRD/GDIF/0614USDFRN	0000012330	USD	(250,000,000)	(250,000,000)	14-May-2013	22-May-2013	13-Jun-2014

Sub-total Matured Borrowings - United States Dollar			(550,000,000)	(550,000,000)

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0614ZAR07.74	0000007056	ZAR	(55,000,000)	(5,137,786)	11-Apr-2005	09-May-2005	10-Jun-2014

BOND/SELL ZAR/IBRD/GDIF/0614ZAR07.32	0000007072	ZAR	(75,000,000)	(7,006,072)	26-Apr-2005	23-May-2005	10-Jun-2014

Sub-total Matured Borrowings - South African Rand			(130,000,000)	(12,143,858)

Zambian Kwacha

BOND/SELL ZMW/IBRD/GDIF/0414ZMW08.50	0000011966	ZMW	(49,000,000)	(8,059,211)	41,276.00	02-Jan-2013	11-Apr-2014

Sub-total Matured Borrowings - Zambian Kwacha			(49,000,000)	(8,059,211)

Total Matured Borrowings				(1,746,810,170)

Early Retirement

Euro

BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000013048	EUR	(1,100,053)	(1,498,217)	20-May-2014	04-Jun-2014	26-Mar-2018

BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000013064	EUR	(5,939,254)	(8,056,005)	03-Jun-2014	17-Jun-2014	07-Nov-2016

Sub-total early Retirements - Euro			(7,039,308)	(9,554,222)

Pound Sterling

BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000012974	GBP	(8,547,000)	(14,347,422)	27-Mar-2014	10-Apr-2014	07-Jun-2032

BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013071	GBP	(6,877,000)	(11,656,515)	06-Jun-2014	13-Jun-2014	07-Jun-2032

BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000013086	GBP	(10,044,000)	(17,098,403)	16-Jun-2014	23-Jun-2014	07-Dec-2028

Sub-total early Retirements - Pound Sterling			(25,468,000)	(43,102,340)

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/1037JPYSTR02	0000012920	JPY	(100,000,000)	(964,181)	04-Mar-2014	02-Apr-2014	02-Oct-2037

BOND/BUY JPY/IBRD/GDIF/1037JPYSTR04	0000012921	JPY	(100,000,000)	(964,181)	04-Mar-2014	02-Apr-2014	02-Oct-2037

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR04	0000012922	JPY	(2,200,000,000)	(21,211,975)	04-Mar-2014	02-Apr-2014	02-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR03	0000012923	JPY	(2,000,000,000)	(19,283,614)	04-Mar-2014	02-Apr-2014	02-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR07	0000012924	JPY	(2,700,000,000)	(26,032,879)	03-Mar-2014	02-Apr-2014	02-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0433JPYSTR	0000012926	JPY	(2,000,000,000)	(19,283,614)	04-Mar-2014	02-Apr-2014	02-Apr-2033

BOND/BUY JPY/IBRD/GDIF/0437JPYSTR01	0000012956	JPY	(300,000,000)	(2,892,542)	18-Mar-2014	02-Apr-2014	02-Apr-2037

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR02	0000012931	JPY	(2,000,000,000)	(19,241,870)	06-Mar-2014	03-Apr-2014	02-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR05	0000012939	JPY	(2,000,000,000)	(19,499,829)	10-Mar-2014	08-Apr-2014	08-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR06	0000012940	JPY	(1,000,000,000)	(9,749,915)	10-Mar-2014	08-Apr-2014	08-Apr-2032

BOND/BUY JPY/IBRD/GDIF/1037JPYSTR19	0000012952	JPY	(1,000,000,000)	(9,748,964)	14-Mar-2014	22-Apr-2014	22-Oct-2037

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR15	0000012959	JPY	(1,000,000,000)	(9,748,964)	20-Mar-2014	22-Apr-2014	22-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR16	0000012951	JPY	(1,700,000,000)	(16,625,104)	14-Mar-2014	23-Apr-2014	23-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR17	0000012963	JPY	(1,200,000,000)	(11,735,367)	24-Mar-2014	23-Apr-2014	23-Apr-2032

BOND/BUY JPY/IBRD/GDIF/0437JPYSTR04	0000012968	JPY	(300,000,000)	(2,933,842)	24-Mar-2014	23-Apr-2014	23-Apr-2037

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term April 01, 2014 through June 30, 2014	Page 5 / 5

Borrowing Type/Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0433JPYSTR03	0000012964	JPY	(1,400,000,000)	(13,667,204)	24-Mar-2014	24-Apr-2014	24-Apr-2033

BOND/BUY JPY/IBRD/GDIF/1037JPYSTR26	0000012976	JPY	(1,500,000,000)	(14,624,159)	28-Mar-2014	30-Apr-2014	29-Oct-2037

BOND/BUY JPY/IBRD/GDIF/0537JPYSTR04	0000012987	JPY	(100,000,000)	(981,114)	07-Apr-2014	12-May-2014	11-May-2037

BOND/BUY JPY/IBRD/GDIF/0533JPYSTR01	0000012978	JPY	(5,000,000,000)	(48,873,467)	01-Apr-2014	13-May-2014	13-May-2033

BOND/BUY JPY/IBRD/GDIF/0532JPYSTR05	0000012990	JPY	(1,000,000,000)	(9,774,693)	08-Apr-2014	13-May-2014	13-May-2032

BOND/BUY JPY/IBRD/GDIF/0536JPYSTR	0000012995	JPY	(500,000,000)	(4,904,124)	10-Apr-2014	15-May-2014	15-May-2036

BOND/BUY JPY/IBRD/GDIF/0537JPYSTR10	0000012996	JPY	(200,000,000)	(1,977,164)	11-Apr-2014	19-May-2014	18-May-2037

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR14	0000013002	JPY	(200,000,000)	(1,977,164)	14-Apr-2014	19-May-2014	17-Nov-2031

BOND/BUY JPY/IBRD/GDIF/0532JPYSTR07	0000013006	JPY	(1,400,000,000)	(13,853,842)	16-Apr-2014	21-May-2014	21-May-2032

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR15	0000013039	JPY	(1,000,000,000)	(9,771,828)	13-May-2014	10-Jun-2014	10-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000013051	JPY	(300,000,000)	(2,931,548)	20-May-2014	10-Jun-2014	20-Apr-2027

BOND/BUY JPY/IBRD/GDIF/1237JPYSTR23	0000013062	JPY	(200,000,000)	(1,959,344)	28-May-2014	12-Jun-2014	11-Dec-2037

BOND/BUY JPY/IBRD/GDIF/0637JPYSTR20	0000013063	JPY	(100,000,000)	(981,884)	30-May-2014	16-Jun-2014	15-Jun-2037

BOND/BUY JPY/IBRD/GDIF/1237JPYSTR18	0000013047	JPY	(400,000,000)	(3,922,530)	19-May-2014	17-Jun-2014	17-Dec-2037

BOND/BUY JPY/IBRD/GDIF/0638JPYSTR08	0000013065	JPY	(500,000,000)	(4,893,565)	03-Jun-2014	18-Jun-2014	18-Jun-2038

BOND/BUY JPY/IBRD/GDIF/0638JPYSTR04	0000013067	JPY	(1,000,000,000)	(9,817,878)	04-Jun-2014	19-Jun-2014	18-Jun-2038

BOND/BUY JPY/IBRD/GDIF/0637JPYSTR24	0000013056	JPY	(250,000,000)	(2,449,419)	22-May-2014	20-Jun-2014	19-Jun-2037

BOND/BUY JPY/IBRD/GDIF/0638JPYSTR03	0000013077	JPY	(300,000,000)	(2,944,496)	10-Jun-2014	24-Jun-2014	24-Jun-2038

BOND/BUY JPY/IBRD/GDIF/0637JPYSTR42	0000013085	JPY	(100,000,000)	(986,145)	13-Jun-2014	27-Jun-2014	26-Jun-2037

Sub-total early Retirements - Japanese Yen			(35,050,000,000)	(341,208,408)

Russian Rouble

BOND/BUY RUB/IBRD/GDIF/0317RUB07.50	0000013033	RUB	(550,000,000)	(15,788,718)	07-May-2014	16-May-2014	02-Mar-2017

BOND/BUY RUB/IBRD/GDIF/0916RUB06.00	0000013034	RUB	(370,000,000)	(10,621,501)	07-May-2014	16-May-2014	02-Sep-2016

BOND/BUY RUB/IBRD/GDIF/0714RUB06.25	0000013035	RUB	(2,200,000,000)	(63,154,873)	09-May-2014	16-May-2014	10-Jul-2014

Sub-total early Retirements - Russian Rouble			(3,120,000,000)	(89,565,093)

United States Dollar

BOND/BUY USD/IBRD/GDIF/0117USDSTR	0000013003	USD	(50,000,000)	(50,000,000)	15-Apr-2014	30-Apr-2014	30-Jan-2017

BOND/BUY USD/IBRD/GDIF/1116USDSTR03	0000012997	USD	(250,000,000)	(250,000,000)	11-Apr-2014	07-May-2014	07-Nov-2016

BOND/BUY USD/IBRD/GDIF/0815USDSTR03	0000013012	USD	(50,000,000)	(50,000,000)	22-Apr-2014	14-May-2014	14-Aug-2015

BOND/BUY USD/IBRD/GDIF/0615USDSTR03	0000013060	USD	(25,000,000)	(25,000,000)	27-May-2014	16-Jun-2014	16-Jun-2015

BOND/BUY USD/IBRD/GDIF/0319USDSTR01	0000013082	USD	(1,500,000,000)	(1,500,000,000)	13-Jun-2014	24-Jun-2014	24-Mar-2019

Sub-total early Retirements - United States Dollar			(1,875,000,000)	(1,875,000,000)

Total Early Retirements				(2,358,430,063)